UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Performance Review

Balance Sheet

Statement of income

Statement of changes in stockholders' equity – Bank

Statement of changes in stockholders' equity - Consolidated

Statement of cash flows

Statement of value added

1.General Information

2.Presentation of Financial Statements

3.Significant Accounting Policies

4.Cash and Cash Equivalents

5.Interbank Investments

6.Securities and Derivatives Financial Instruments

7.Interbank Accounts

8.Loan Portfolio and Allowance for Loan Losses

9.Other Financial Assets

10.Tax Assets and Liabilities

11.Other Assets

12.Dependences Information and Foreign Subsidiary

13.Investments in Affiliates and Subsidiaries Subsidiary

14.Intangibles

15.Funding

16.Other Financial Liabilities

17.Other Payables – Other

18.Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

19.Stockholders’ Equity

20.Related Parties

21.Income from Services Rendered and Banking Fees

22.Personnel Expenses

23.Other Administrative Expenses

24.Other Operating Income

25.Other Operating Expenses

26.Non-Operating Income

27.Employee Benefit Plans - Post-Employment Benefits

28.Risk Management, Capital and Sensitivity Analysis

29.Other information

30.Subsequent Event

Performance Review

Dear Stockholders:

We present the Management Report to Individual and Condensed Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended march 31, 2021, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided by the Accounting National Financial System Institutions (Cosif) and the Brazilian Exchange Commission (CVM), that does not conflict with the rules issued by Bacen.

The Condensed Interim Financial Statements based on the international accounting standard issued by the International Accounting Standards Board (IASB) for the period ended march 31, 2021 will be simultaneously released at www.santander.com.br/ri.

1. Macroeconomic Environment

Banco Santander estimates that, in the first quarter of 2021, the global scenario continued to be marked by the unfolding of the COVID-19 pandemic, with the first affected countries facing aggravation in the context of contamination, which culminated in the resumption of social distancing policies in several regions of the globe. The Bank points out that this worsening occurred despite the rapid evolution in the process of developing vaccines against the disease and even though some countries are showing rapid progress in their immunization programs. Despite the uncertainties brought about by the pandemic, the fiscal and monetary stimulus packages implemented by the vast majority of economies continued to make the Bank witness the release of economic activity indicators, signaling the continuity of the recovery trend after the strong retraction observed in the second quarter of 2020, although with some accommodation at the margin due to this “second wave” of the pandemic. For this reason, debates have become more intense about the need not only to continue with the current stimuli, but also to grant new impulses, as was the case with the approval of a public spending package in the USA that will total US$1.9 trillion. Santander believes that these fiscal and monetary stimuli continued to help support the prices of financial assets. For example, the North American S&P500 index, which had fallen from 3.2 thousand points to 2.5 thousand points between December 2019 and March 2020, advanced to approximately 3.8 thousand points in the fourth quarter of 2020 and came close to the 4.0 thousand points in the first quarter of 2021.

In the country, Banco Santander considers that the misfortunes generated by COVID-19, which also registered an increase in both the number of contaminated people, as well as hospitalizations and deaths in the country, shifted the focus from discussions on structural reforms to debates on measures to combat to the economic impacts caused by the pandemic, mainly for actions directed at the poorest sections of the population and the business segments most exposed to the misfortunes caused by the social distancing policies that had to be resumed in the beginning of 2021. In the view of Santander, such temporary measures were essential to mitigate the impact of the crisis in 2020, but they caused a substantial increase in public expenditures throughout 2020 and, therefore, caused a significant increase in the level of indebtedness of the Brazilian government in the past year. This situation, the Bank evaluates, only reinforces the need to resume discussions on structural reforms after overcoming the pandemic to prevent the trajectory of Brazilian public indebtedness from becoming unsustainable and justified the approval of a new aid program of lesser amount than the observed in 2020 together with compensatory measures aimed at reducing and controlling expenses in the medium and long-term horizons (the so-called Emergency PEC).

As for the performance of the Brazilian economy, Banco Santander observed the release of national accounts data showing that Brazilian GDP decreased 4.1% in 2020 compared to the previous year. The result was better than estimates made shortly after the pandemic emerged - the median of the estimates indicated a 6.6% retraction at the end of the second quarter of 2020. The Bank estimates that the support provided by the emergency aid provided last year had great influence on this less negative performance than previously imagined, driving the recovery observed in the second half of 2020. Economic activity data for the first quarter of 2021 indicate that the recovery trajectory - in seasonally adjusted terms - continued in the period, albeit with less force (our projection indicates quarterly expansion of 0.2% compared to the last three months of 2020, when the GDP advanced 3.2% in the same terms. For the year of 2021, Banco Santander projects that the Brazilian economy will gain traction throughout coming quarters and ending with a 3.0% growth compared to 2020.

Despite the economic downturn observed last year and the loss of dynamism in economic growth at the beginning of 2021, inflation remained at high levels in the wake of pressures caused by higher costs caused by the significant exchange rate devaluation, as well as problems in the production chains. that hindered the conditions of supply of certain items. In addition to this, international factors such as the high Chinese demand for animal proteins and grains and the increase in international fuel prices also contributed to the fact that the dynamics of domestic prices worsened significantly, which led to the IPCA - consumer price index used as a target by national monetary authority - to close the year 2020 at 4.5% year-on-year and continue to advance to 6.1% at the end of the first quarter of 2021.

Banco Santander estimates that this pressure will last for a few more months and will suffer a loss of intensity throughout the second half of this year, which should lead the IPCA to end 2021 with an annual variation of 5.0%, a level close to the ceiling of the inflation tolerance imposed on the Central Bank of Brazil. For this reason, the Brazilian monetary authority initiated a process of partial normalization of the basic interest rate with an increase of the Selic rate by 0.75 percentage points in the first quarter of 2021, in addition to signaling the intention to continue raising it by more some period to reduce the risk of exceeding the ceiling of the tolerance interval defined for 2021 and to increase the chance that inflation will converge towards the target of 3.50% defined for 2022. In the view of Banco Santander, the Central Bank of Brazil should continue to raise the Selic rate in the coming quarters and bring it to the level of 5.50% pa in the fourth quarter of 2021, when it is expected to pause the monetary policy adjustment cycle.

The increase in the interest rate will consequently increase the cost of rolling over government debt, in addition to limiting the speed of economic expansion. In the Bank's view, the scenario of slow growth and high public indebtedness is something that has kept international investors still fearful about the acquisition of Brazilian financial assets. This stance was an obstacle for the trajectories recorded by both the 5-year CDS in Brazil and the exchange rate to present a favorable performance in the first quarter. In the first case, the Brazilian government's instrument of protection against insolvency problems ended the period close to 230 basic points, a level higher than the 140 basic points observed at the end of 2020. In the case of the exchange rate, the Bank saw a process taking place similar with the parity against the dollar rising to R$5.75/US$ at the end of March 2021 against R$5.20/US$ at the end of the fourth quarter of last year. In both cases, Santander considers that a possible trigger for an eventual improvement in performance relates to the reduction of doubts about the Brazilian fiscal dynamics for the coming years. Actions such as the approval of PEC Emergencial help in this regard, but given the substantial increase in public indebtedness recently, Banco Santander assesses that other measures to control and reduce expenses need to be implemented. In the view of Santander, this will only be possible with the resumption of structural reforms.

2. Performance

Consolidated Income Statements (R$ Millions)	1Q21	1Q20	annual changes%	4Q20	quarter changes %
Financial Income	37,756.9	51,691.9	(27.0)	7,641.5	394.1
Financial Expenses	(29,816.7)	(55,734.1)	(46.5)	6,651.9	(548.2)
Gross Profit From Financial Operations (a)	7,940.2	(4,042.2)	(296.4)	14,293.4	(44.4)
Other Operating (Expenses) Income (b)	(4,035.6)	(2,473.0)	63.2	(3,838.5)	5.1
Operating Income	3,904.6	(6,515.2)	(159.9)	10,454.9	(62.7)
Non-Operating Income	29.2	204.8	(85.7)	(13.5)	(316.2)
Income Before Taxes on Income and Profit Sharing	3,933.8	(6,310.4)	(162.3)	10,441.4	(62.3)
Income Tax and Social Contribution (a)	(620.4)	10,606.4	(105.8)	(6,113.8)	(89.9)
Profit Sharing	(471.9)	(479.1)	(1.5)	(436.7)	8.1
Non-Controlling Interest	(25.3)	(42.9)	(41.1)	(32.3)	(21.8)
Consolidated Net Income	2,816.3	3,774.0	(25.4)	3,858.7	(27.0)

OPERATING RESULT BEFORE ADJUSTED TAXATION	1Q21	1Q20	annual variation%	4Q20	quarter variation%
(R$ Million)
Result before Taxation on Profit and Participation	3,933.8	(6,310.4)	(162.3)	10,441.4	(62.3)
Foreign Exchange Hedge	2,049.5	12,298.8	(83.3)	(4,248.0)	(148.3)
Operating Income Before Adjusted Taxation	5,983.3	5,988.4	(0.1)	6,193.4	(3.4)

INCOME TAX	1Q21	1Q20	annual variation%	4Q20	quarter variation%
(R$ Million)
Income tax and social contribution	(620.4)	10,606.4	(105.8)	(6,113.8)	(89.9)
Foreign Exchange Hedge	(2,049.5)	(12,298.8)	(83.3)	4,248.0	(148.3)
Adjusted Income Tax and Social Contribution	(2,669.9)	(1,692.4)	57.8	(1,865.8)	43.1

The Bank's rapid adaptation to different scenarios, supported by a solid balance sheet position and a well-defined business model, made it possible to capture important opportunities in the period, always prioritizing customer needs. The Bank continued to evolve its risk models, which helped to maintain the quality of the loan portfolio. As a result of our actions in the period, we observed an increase in margins while reaching the best historical level of the efficiency index.

The annualized return on the 1st quarter of 2021 based on the accounting result on average shareholders' equity reached 14.9%, down 3.2 pp and 17.7% compared to the first quarter of 2020.

a) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are used mainly to raise funds in the international capital and financial markets, to supply the Bank with credit lines that are extended to its customers for trade finance. abroad and working capital. To cover exposure to exchange rate variations, the Bank uses external funding and derivative instruments. According to Brazilian tax rules, as of January 2021, 50% of the gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments started to be computed in determining the real profit and in the calculation basis of the Contribution Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country, while the gains or losses on bonds and derivative instruments used as hedging are 100% taxable or deductible. The purpose of these derivative instruments is to protect the net income after tax. As of 2022, any exchange variation will be computed on the taxable basis of the IRPJ and CSLL.

The different tax treatment of such exchange differences results in volatility in the operating result and in the tax expense accounts (PIS / COFINS) and income taxes (IR / CSLL), as shown below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branchs and the subsidiary Santander Brasil EFC (R$ Million)	1T21	1T20	annual changes%	4Q20	quarter changes %
Exchange Variation - Profit From Financial Operations	5,015,1	18,586,1	(73,02)	5,015,4	(0,01)
Derivative Financial Instruments - Profit From Financial Operations	(7,409,4)	(31,411,7)	(76,41)	9,723,8	(176,20)
Income Tax and Social Contribution	2,049,5	12,298,8	(83,34)	(4,248,0)	(148,25)
PIS/Cofins - Tax Expenses	344,5	526,9	(34,62)	(460,4)	(174,83)

2.2) Assets and Liabilities

Consolidated Balance Sheets (R$ Millions)	Mar/21	Dec/20	quarter changes%
Current and Long-Term Assets	966,345,9	988,537,8	(2,2)
Permanent Assets	11,803,7	13,851,2	(14,8)
Total Assets	978,149,6	1,002,389,0	(2,4)
Current and Long-Term Liabilities	898,805,4	921,914,6	(2,5)
Deferred Income	357,9	355,5	0,7
Non-Controlling Interest	1,223,6	1,150,7	6,3
Stockholders' Equity	77,762,7	78,968,2	(1,5)
Total Liabilities and Stockholders' Equity	978,149,6	1,002,389,0	(2,4)

2.3) Stockholders’ Equity

As of March 31, 2021, Banco Santander 's consolidated shareholders' equity decreased by 1.50% compared to December 31, 2020.

The change in Shareholders' Equity between March 31, 2021 and December 31, 2020, was mainly due to the net income for the quarter in the amount of R$ 2,816,264 thousand, the negative equity valuation adjustment (marketable securities and instruments derivative financial instruments) in the amount of R $ 1,627,362 thousand and a capital reduction in the amount of R$ 2,000,000 thousand.

2.4) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), PR Level I and Principal Capital compatible with the risks of their activities, greater than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, risk market risk and operational risk.

As established in CMN Resolutions No. 4,193 / 2013 and No. 4,783 / 2020, for 2020 the PR requirement was 10.25%, including 8.00% of Minimum Reference Equity plus 1.25% of Additional Capital Conservation and 1.00% Systemic Additional. PR Level I was 8.25% and Minimum Minimum Capital was 6.75%.

For March, the requirements remain unchanged, but over the course of 2021 the Additional Capital Conservation will undergo two increases, going to 1.625% from April and to 2.00% from October. Thus, at the end of the year 2021, the PR requirement will be 11.00%, considering 8.00% of the Minimum Equity of Reference plus 2.00% of Additional Capital Conservation and 1.00% of Additional Systemic. The PR Level I and Minimum Principal Capital requirements will be 9.00% and 7.50%, respectively.

Continuing the adoption of the rules established by CMN Resolution No. 4,192 / 2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280 / 2013, came into force.

The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

Basel Index%	Mar/21	Dec/20
Basel I Ratio	13.91	14.06
Basel Principal Capital	12.63	12.87
Basel Regulatory Capital	15.18	15.25

2.5) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio prepared in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Bacen, for the period ended March 31, 2021, of the main subsidiaries of Banco Santander:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	51,419.8	1,542.3	356.7	49,620.9	100%
Banco Bandepe S.A.	30,099.6	5,334.7	30.5	-	100%
Banco RCI Brasil S.A.	12,386.0	1,481.2	27.4	9,276.4	39.89%
Santander Leasing S.A. Arrendamento Mercantil	8,502.8	5,686.0	61.9	2,188.7	100%
Santander Corretora de Seguros, Investimento e Serviços S.A.	7,127.9	3,596.9	220.0	-	100%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	1,812.1	1,758.6	34.0	-	100%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,401.6	731.1	23.5	-	100%

The financial statements of the Subsidiaries above were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in conjunction with the CMN, Bacen rules and model of the document provided for in the Accounting Plan of Cosif Institutions, of CVM, in which they do not conflict with the rules issued by Bacen, without the elimination of transactions with related companies.

3. Corporate Restructuring

During the period ended March 31, 2021 and the year ended on December 31, 2020, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of Banco Santander.

For additional information, see explanatory note to financial statements nº13.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

Banco Santander's Board of Directors met and resolved:

On March 31, 2021, approve the partial spin-off of the Company, which will result in the segregation of the shares of its ownership issued by Getnet, with version 2 of the split portion to Getnet, pursuant to the Protocol and Justification of Santander Partial Spin-off (“Partial Spin-Off”).

On March 3rd, 2021, he became aware of the resignation request submitted by Tarcila Reis Corrêa Ursini to the position of member of the Company's sustainability Committee.

On February 25, 2021, to approve the proposal for the spin-off of the payment methods operation, carried out by the subsidiary, Getnet Adquirência e Serviços para Meios de Payment SA (“Getnet”), in order to concentrate the Group's technology and payments businesses Santander within PagoNxt, a new global payments platform focused on technology.

On February 2nd, 2021, approve Banco Santander Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2020.

On February 2nd, 2021, approve, in continuity with the repurchase program that expired on November 4, 2020, a new repurchase program for Units and ADRs issued by Banco Santander, directly or through its Cayman branch, for maintenance in treasury or subsequent sale.

On February 2, 2021, approve the proposal for declaration and payment of dividends, in the amount of R$ 512 million, to be paid as of March 3, 2021, without any remuneration as monetary restatement.

On December 26, 2020, approve the proposal for declaration and payment of interest on own capital, in the gross amount of R$ 665 million for payment as of February 1, 2021, without any remuneration as monetary restatement.

On December 18, 2020, approve the election of directors Adriana Marques Lourenço de Almeida, Francisco Soares da Silva Junior, Marilize Ferrazza Santinoni and Ricardo Olivare de Magalhães as Directors without a Specific Designation.

On October 26, 2020, approve the proposal to highlight and pay interest on own capital, in the gross amount of R$1 billion paid on December 23, 2020, without any monetary restatement.

On October 26, 2020, to approve the Parent Company and Consolidated Condensed Interim Financial Statements of Banco Santander, prepared in accordance to the accountancy practices adopted in Brazil, applicable to the institutions authorized to operate by Bacen and Parent Company and Consolidated Condensed Interim Financial Statements prepared in accordance to the International Financial Reporting Standards (IFRS), both relative to the period ended in September 30, 2020.

On October 9, 2020, approve (i) the amendment to the Internal Rules of the Sustainability Committee and (ii) the election of Mr. Tasso Rezende de Azevedo as a member of the Sustainability Committee.

On September 22, 2020 - approve the reelection of Ms. Monique Silvano Arantes Bernardes as the Company's Ombudsman for a new term of 1 (one) year.

On September 1st, 2020, to re-ratify the resolutions at the Company’s Board of Directors’ Meeting held on May 21, 2020, which dealt with the election of the members of the Company’s Audit Committee for a new term.

On August 28, 2020, to know the resignation of Mr. Rafael Bello Noya, Officer without specific designation of the Company.

On July 29, 2020, approve (i) the proposal for the merger of Bosan Participações S.A. by the Company; (ii) the proposal for the merger of Banco Olé Consignado S.A. by the Company; and (iii) the call of an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the corresponding appraisal reports of the Merged Companies; (b) to approve the Appraisal Reports; (c) to approve the Protocol and Justification of Bosan; (d) to approve the merger of Bosan by the Company; (e) to approve the Protocol and Justification of Banco Olé; (f) to approve the merger of Banco Olé by the Company; and (g) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

On July 28, 2020, approve the Banco Santander Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Banco Santander Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), both referring to the semester ended June 30, 2020.

On July 28, 2020, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$ 770 million, for payment as of September 25, 2020, without any indexation.

On July 3, 2020, approve the election of Mr. João Marcos Pequeno De Biase as an Officer without a specific designation of the Bank.

On June 29, 2020, approve (i) the dismissal of Mr. René Luiz Grande from the position of member of the Bank's Risk and Compliance Committee; and (ii) the election of Mr. René Luiz Grande to the position of member of the Bank's Audit Committee.

On June 12, 2020, approve the election of Ms. Virginie Genès-Petronilho as a member of the Bank's Risk and Compliance Committee.

On May 27, 2020, approve the amendment to the Internal Regulations of the Board of Directors, the Audit Committee and the Risks and Compliance Committee.

On May 21, 2020, to approve the election of the members of the Company's Audit Committee for a new term, they are: Ms. Deborah Stern Vieitas, Mr. Luiz Carlos Nannini and Ms. Maria Elena Cardoso Figueira.

On May 21, 2020, approve the new version of the Remuneration Policy, in accordance with the positive recommendation of the Remuneration Committee, in compliance with the provisions of CMN Resolution No. 3,921 / 2010.

On May 21, 2020, approve the local implementation of the versions presented for the Policies of: (i) Social Responsibility; (ii) Social Investment, and (iii) Corporate Culture, according to a positive recommendation from the Sustainability Committee.

On April 28, 2020, approve the election of Mr. Pedro Augusto de Melo as a member and Coordinator of the Bank's Risk and Compliance Committee.

On April 27, 2020, approve the proposal to highlight and pay interest on own capital, in the gross amount of R$ 890 million paid on June 26, 2020, without any monetary restatement.

On April 27, 2020, approve Banco Santander Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Banco Santander Consolidated Intermediate Condensed Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS), both referring to the semester ended March 31, 2020.

On April 23, 2020, learn about the resignation presented by Mr. Celso Clemente Giacometti to the positions of member of the Board of Directors, Coordinator of the Nomination and Governance Committee and member of the Compensation Committee of the Bank; (ii) to approve the appointment of Mr. Álvaro Antonio Cardoso de Souza, current member of the Bank's Nomination and Governance Committee, to serve as the Coordinator of the Committee; (iii) approve the dismissal of Mr. Bernardo Parnes from the position of Coordinator of the Risks and Compliance Committee of the Bank; (iv) to approve the appointment of Mr. Álvaro Antonio Cardoso de Souza, current member of the Risks and Compliance Committee of the Bank, for the function of Coordinator of said Committee; and (v) approve the dismissal of Mr. José Roberto Machado Filho, Executive Officer of the Bank.

On April 7, 2020, approve the election of Mr. Marcelo Augusto Dutra Labuto as an Officer with no specific designation of the Bank.

On February 28, 2020, approve the resignation of Mr. Ulisses Gomes Guimarães, Director with no specific designation of the Bank; (ii) know the resignation of Mr. Gilberto Duarte de Abreu Filho, Director without a specific designation of the Bank; and (iii) approve the election of Mr. Sandro Rogério da Silva Gamba as an Officer without a specific designation of the Bank.

On February 26, 2020, approve Banco Santander Form 20-F for the year ended December 31, 2019.

On February 26, 2020, approve the Banco Santander Consolidated Financial Statements for the year ended December 31, 2019, prepared in accordance with International Accounting Standards (IFRS).

On February 3, 2020, approve the election of Messrs. Sandro Kohler Marcondes, Vítor Ohtsuki and Geraldo José Rodrigues Alckmin Neto as Directors with no specific designation.

On January 28, 2020, approve Banco Santander Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2019.

The resolutions of the Board of Directors for the year 2019 are described in the Management Report of the Individual and Consolidated Financial Statements of December 31, 2019.

6. Risk Management

On February 23, 2017, Bacen published CMN Resolution No. 4,557, which provides for the structure of risk and capital management (GIRC), which comes into force as of the same year. The resolution highlights the need to implement an integrated risk and capital management structure, define an integrated stress test program and declare the Risk Appetite Statement (RAS - Risk Appetite Statement), set up a Risk Committee, define a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for the information disclosure policy. Banco Santander develops necessary actions on a continuous and progressive basis, with a view to adhering to the resolution. No relevant impacts were identified as a result of this standard.

For more information, see note 28 to this publication.

Capital Management Structure

Banco Santander 's capital management structure has robust governance, which supports the processes related to this topic and establishes the responsibilities of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for effective capital management. Further details can be found in the Risk and Capital Management Structure, available on the Investor Relations website.

Internal Audit

The Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

Internal Audit is a permanent function and independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management systems (current or emerging) and government, thus contributing to the protection of the organization's value, solvency and reputation. The Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent in Banco Santander activity, Internal Audit has a set of tools developed internally and updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the latest audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be carried out, are periodically reviewed.

The Audit Committee and the Board of Directors have favorably analyzed and approved the Internal Audit work plan for 2021.

7. People

With the public health crisis unleashed in early 2020, care has never been talked of so much. Take care of yourself and the other. And at Santander, we continue to take care of our people, an essential element in the Company. After all, they are the ones who think, design, develop, interact and build what Banco Santander wants to be. This is why the Bank invests in each of the 44,806 employees here in Brazil.

In the Health theme, we designed our internal protocol for acting in the containment of COVID-19, guided by Organs sanitary and health agencies. We have the Telemedicine service in partnership with Hospital Albert Einstein, guaranteeing high quality medical care to 100% of employees and their dependents, in addition to the investment in the Emotional Health Program that has supported our people in adapting and coping with social distance.

For the development of our people, the Corporate University - Academia Santander, works for a strong, transversal culture, providing that everyone, online and in person, can improve what they already know and explore new possibilities. From mandatory certifications for certain functions to Digital Leadership courses, the most important thing is to get out of the comfort zone and invest in yourself by expanding knowledge and repertoire.

Banco Santander supports leaders and managers so that they are close and available. This performance is based on three pillars: Feedback, Open Chat and Personalized Recognition, making sure there is alignment between everyone through recurring and frank conversations, career direction and special moments to reward the growth of the teams.

Banco Santander values a diverse environment, where each competence and each difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Formations, Experiences and Generations and the LGBT+ pillar. Another good example is the Talent Show. In it, Banco Santander opens space to get to know the most different performances and explore the universe of skills that exist in the Bank, allowing interaction and fraternization among colleagues.

In the sphere of Customers, we remain focused on offering the best products and services, in a Simple, Personal and Fair manner. For this, the active listening process is essential and, therefore, in March 2021, we received 12 Customers remotely to participate in a café with our CEO, Sérgio Rial, and with live transmission to 100% of the Organization. The special “Café com Rial” on Consumer Day had a record audience of 41,972 connections, placing the Client's seat as the most important in our organization and signaling that our consumers are the center of our discussions.

The result of all these actions is the high level of engagement, proven by means of two surveys that are carried out annually and that bring excellent indicators. One of them points out that at least 90% of employees say they want to stay at Banco Santander for a long time. It is believed that this satisfaction reflects positively on interactions with Customers, generating greater loyalty, sustainable growth and investments in Society, which leads Banco Santander to be the best Bank for all stakeholders.

8. Sustainable Development

Santander Brasil's Sustainability strategy is based on three pillars: (i) Strategic and efficient use of Environmental Resources, (ii) Development of Potentials and (iii) Resilient and Inclusive Economy. The Bank's vision, through these pillars, is to contribute to a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and businesses.

We recognize our role as a financial institution in fostering sustainable business, helping society to prosper. We highlight some initiatives in 1Q21:

• In this quarter, we made feasible R$ 18.1 billion in sustainable business (Dec/2020 - R$ 27 billion), 74% of which via bonds.

• Grupo Santander announced its ambition to achieve zero net carbon emissions by 2050. This objective includes our own activity, in which we have been carbon neutral since 2020, as well as customer emissions.

• We started our efforts to make our cards more eco-efficient. We will start to use recycled PVC as raw material and this should generate a reduction of 50 tons of plastic waste (considering the entire portfolio transformed into recycled PVC card). In July of this year we will have the first 1,000 cards arriving at the hands of our customers, and in six years we will change the entire plastic base we have on the market.

• We made the first disbursement of the R$ 50 million credit line to cooperatives and agribusinesses for crops in the Amazon.

• By the end of 2021, our ambition is to have 100% of our stores supplied with renewable energy. In addition, with the adoption of the digital billet by our Financeira customers, we believe that we will reduce 51 tons of paper this year.

We intensified our actions in support of society as a form of support in the fight against COVID-19 and we continued with our strategy of private social investment with our support programs for children, adolescents, the elderly and entrepreneurs.

• We donated 100,000 basic food baskets to the Brasil sem Fome campaign. In addition, we are mobilized to collect 500,000 basic food baskets in partnership with our private peers, Itaú and Bradesco.

• We have opened the public notices for the next edition of our Amigo de Valor and Parceiro do Idoso programs, in which we invited more than 1,900 municipalities to apply.

9. Effects of Pandemic - COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that may adversely affect its results. Since the beginning of the pandemic in Brazil, Committees have been set up to monitor the effects of the spread and its impacts, in addition to government actions to mitigate the effects of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken, we highlight (a) the dismissal of employees from the risk group and intensification of work in the home office, (b) the definition of a follow-up protocol, with health professionals, for employees and family members who have the symptoms of COVID-19 and (c) increased communication about prevention measures and remote means of care.

Future impacts related to the pandemic, which have a certain degree of uncertainty as to their duration and severity and, therefore, cannot be accurately measured at this time, will continue to be monitored by Management.

10. Independent Audit

The policy of Banco Santander, including its subsidiaries, in contracting services not related to the auditing of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the auditor's independence. This reasoning provides for the following: (i) the auditor must not audit his own work, (ii) the auditor must not exercise managerial functions in his client, (iii) the auditor must not promote his client's interests, and (iv) the need for approval of any services by the Bank's Audit Committee.

In compliance with the Securities and Exchange Commission Instruction 381/2003, Banco Santander informs that in the quarter ended March 31, 2021, PricewaterhouseCoopers did not provide services not related to the independent auditing of the Financial Statements of Banco Santander and controlled companies greater than 5% of the total fees related to independent audit services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include assessing the work performed, covering any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the auditing of the Financial Statements by its independent auditors during the quarter ended March 31, 2021, did not affect the independence and objectivity in conducting the external audit work carried out at Banco Santander and other entities of the Group, since the above principles have been observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 04/27/2021)

Report on review of parent company and consolidated condensed interim financial statements

To the Board of Directors and Stockholders
Banco Santander (Brasil) S.A.

Introduction

We have reviewed the balance sheet of Banco Santander (Brasil) S.A. ("Bank") as at March 31, 2021, and the related statements of income, comprehensive income, changes in stockholders' equity and cash flows for the quarter then ended, as well as the consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated") as at March 31, 2021, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and presentation of these parent company and consolidated condensed interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Balance Sheet

			Bank		Consolidated
	Notes	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Current assets		577,590,151	586,324,279	576,879,119	603,330,917
Cash	4	14,421,734	19,522,250	14,434,212	19,512,315
Financial Instruments		506,589,819	511,695,788	501,095,393	523,139,590
Interbank Investments	5	128,804,270	112,963,929	78,111,735	68,116,477
Securities and Derivative Financial Instruments	6	95,233,679	96,534,510	104,927,325	107,235,066
Derivative Financial Instruments	6	16,812,854	17,886,650	15,661,121	18,446,009
Lending Operations	8	117,251,023	114,776,536	149,863,936	141,271,392
Others Assets Instruments	9	148,487,993	169,534,163	152,531,276	188,070,646
Leasing Operations		-	-	1,082,230	905,502
Provisions for Expected Losses Associated with Credit Risk	8.e	(6,989,984)	(7,078,539)	(8,550,839)	(8,563,593)
Other Assets	11	63,568,582	62,184,780	68,818,123	68,337,103

Long-Term Assets		407,789,382	403,900,472	401,270,539	399,058,061
Financial Instruments		341,771,746	331,190,945	348,951,689	340,476,305
Interbank Investments	5	29,261,583	30,940,159	1,516,986	1,581,776
Securities and Derivative Financial Instruments	6	122,243,790	119,283,560	128,812,027	126,013,272
Derivative Financial Instruments	6	14,944,742	14,394,066	14,984,667	14,394,066
Lending Operations	8	173,681,529	164,803,732	201,997,907	196,839,325
Others Assets Instruments		1,640,102	1,769,428	1,640,102	1,647,866
Leasing Operations		-	-	1,417,703	1,565,882
Provisions for Expected Losses Associated with Credit Risk	8.e	(15,389,391)	(14,756,906)	(17,177,585)	(16,503,895)
Other Assets	11	12,723,293	16,309,573	16,001,383	19,747,782
Current and deferred tax assets	10	35,976,815	35,748,981	40,273,644	39,920,834
Investments		21,790,967	23,208,562	353,682	332,851
Investments in Associates and Subsidiaries	13	21,770,039	23,187,617	332,700	311,852
Other Investments		20,928	20,945	20,982	20,999
Fixed Assets		5,969,321	6,102,538	6,294,700	7,046,685
Intangible	14	4,946,631	6,096,779	5,155,323	6,471,617
Total Assets		985,379,533	990,224,751	978,149,658	1,002,388,978

			Bank		Consolidated
	Notes	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Current Liabilities		636,232,034	642,103,558	637,768,214	657,760,203
Deposits and Other Financial Instruments		612,583,070	612,837,974	602,872,380	604,543,402
Deposits	15	289,716,113	292,520,822	286,757,871	290,741,035
Money Market Funding	15	133,779,800	119,188,451	127,240,294	114,214,008
Local Borrowings	15	70,144,654	53,750,603	70,144,654	53,790,402
Domestic Onlendings - Official Institutions	15	4,655,948	4,920,596	4,655,948	4,920,596
Funds from Acceptance and Issuance of Securities	15	31,362,195	36,043,882	28,164,385	30,549,046
Derivative Financial Instruments	6	16,415,288	17,389,567	15,955,384	18,372,819
Other Financial Liabilities	16a	66,509,072	89,024,053	69,953,844	91,955,496
Other Liabilities	17	22,872,881	26,145,866	31,350,794	48,710,732
Current and Deferred Tax Liabilities	10.b	776,083	3,119,718	3,545,040	4,506,069

Long-Term Liabilities		270.765.410	268,624,333	261,037,230	264,154,358
Deposits and Other Financial Instruments		234,256,963	232,775,324	221,063,881	222,518,755
Deposits	15	96,445,734	99,950,659	96,682,944	99,310,763
Money Market Funding	15	38,183,067	40,783,009	38,183,067	40,783,009
Local Borrowings	15	1,362,487	1,221,159	1,362,487	1,221,159
Domestic Onlendings - Official Institutions	15	7,669,790	7,827,793	7,669,790	7,827,793
Funds from Acceptance and Issuance of Securities	15	57,082,364	51,015,924	42,562,061	40,078,721
Derivative Financial Instruments	6	18,050,613	17,737,559	18,121,963	17,896,646
Other Financial Liabilities	16a	15,462,908	14,239,221	16,481,569	15,400,664
Other Liabilities	17	32,719,097	33,579,893	37,519,062	38,833,292
Current and Deferred Tax Liabilities	10.b	3,789,350	2,269,116	2,454,287	2,802,311

Deferred Income		317,696	313,983	357,903	355,526

Stockholders' Equity	19
Capital	19.a	55,000,000	57,000,000	55,000,000	57,000,000
Capital Reserves	19.c	266,601	302,665	259,249	298,313
Profit Reserves	19.c	22,601,353	23,128,797	22,601,353	22,511,135
Adjustment to Fair Value		(2,070,367)	(457,227)	(1,696,456)	(49,907)
Lucros Acumulados		2,976,576	-	2,308,285	-
(-) Treasury Shares	19.d	(709,770)	(791,358)	(709,770)	(791,358)

Non Controlling Interest	19.e	-	-	1,223,650	1,150,708

Total Stockholders' Equity		78,064,393	79,182,877	78,986,311	80,118,891

Total Liabilities		985,379,533	990,224,751	978,149,658	1,002,388,978

Statement of income

			Bank		Consolidated
	Notes	01/01 to 03/31/2020	01/01 to 03/31/2020	01/01 to 03/31/2020	01/01 to 03/31/2020
Income Related to Financial Operations		35,554,559	48,959,478	37,756,910	51,691,916
Loan Operations		12,569,873	16,958,011	15,180,550	20,655,005
Leasing Operations		-	-	53,523	82,461
Securities Transactions	6.a.V	16,047,237	35,664,305	15,625,403	34,381,634
Derivatives Transactions		6,078,714	308,119	6,037,724	544,242
Foreign Exchange Operations		594,617	(4,628,416)	594,617	(4,633,697)
Compulsory Deposits		264,118	657,459	265,093	662,271
Expenses on Financial Operations		(29,174,884)	(54,681,130)	(29,816,689)	(55,734,144)
Funding Operations Market	15.b	(15,992,807)	(28,945,193)	(16,095,396)	(29,148,817)
Borrowings and Onlendings Operations		(9,948,543)	(22,093,886)	(9,946,402)	(22,191,526)
Operations of Sale or Transfer of Financial Assets		(398,057)	(791,598)	(398,049)	(807,418)
Allowance for Loan Losses	8.e	(2,835,477)	(2,850,453)	(3,376,842)	(3,586,383)
Gross Income Related to Financial Operations		6,379,675	(5,721,652)	7,940,221	(4,042,228)

Other Operating Revenues (Expenses)		(2,986,981)	(1,391,540)	(4,035,615)	(2,472,989)
Banking Service Fees	21	2,539,278	2,366,497	3,510,034	3,194,598
Income Related to Bank Charges	21	1,169,282	1,115,778	1,341,942	1,287,686
Personnel Expenses	22	(1,498,376)	(1,627,184)	(1,777,528)	(1,873,708)
Other Administrative Expenses	23	(3,817,562)	(2,601,387)	(4,048,120)	(3,064,743)
Tax Expenses		(467,477)	(231,023)	(749,627)	(526,058)
Investments in Affiliates and Subsidiaries	11	929,222	895,552	7,651	7,272
Other Operating Revenues	24	760,766	1,417,149	1,254,452	1,882,096
Other Operating Expenses	25	(2,602,114)	(2,726,922)	(3,574,419)	(3,380,132)
Operating Income		3,392,694	(7,113,192)	3,904,606	(6,515,217)

Non-Operating Income	26	25,031	201,446	29,185	204,819

Income Before Taxes on Income and Profit Sharing		3,417,725	(6,911,746)	3,933,791	(6,310,398)
Income Tax and Social Contribution	10.c	(12,054)	11,137,790	(620,383)	10,606,419
Provision for Income Tax		(130,227)	(144,241)	(576,630)	(548,650)
Provision for Social Contribution Tax		(50,678)	(103,883)	(282,010)	(323,978)
Deferred Tax Credits		168,851	11,385,914	238,257	11,479,047
Profit Sharing		(429,095)	(437,504)	(471,886)	(479,097)
Non Controlling Interest	19.e	-	-	(25,258)	(42,921)
Net Income		2,976,576	3,788,540	2,816,264	3,774,003

Number of Shares (Thousands)	19.a	7,498,531	7,498,531
$)		396.95	505.24

Statement of comprehensive income

		Bank		Consolidated
	01/01 to 03/31/2021	01/01 to 03/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020
Profit for the Period	2,976,576	3,788,540	2,816,264	3,774,003
Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(1,593,953)	(1,566,247)	(1,627,362)	(1,565,489)
Available-for-sale financial assets	(1,813,239)	(1,452,266)	(1,846,648)	(1,451,508)
Available-for-sale financial assets	(2,762,052)	(2,648,685)	(2,798,091)	(2,647,927)
Income taxes	948,813	1,196,419	951,443	1,196,419

Cash flow hedges	219,286	(113,981)	219,286	(113,981)
Cash flow hedges	11,467	(167,964)	11,467	(167,964)
Income taxes	207,819	53,983	207,819	53,983

Other Comprehensive Income that won't be reclassified for Net income:	(19,187)	534,346	(19,187)	534,346
Defined Benefits plan	(19,187)	534,346	(19,187)	534,346
Defined Benefits plan	13	988,128	13	988,128
Income taxes	(19,200)	(453,782)	(19,200)	(453,782)

Comprehensive Income for the Period	1,363,436	2,756,639	1,169,715	2,742,860
Attributable to parent company			1,144,457	2,699,939
Attributable to non-controlling interests			25,258	42,921
Total			1,169,714	2,742,860

The accompanying notes from Management are an integral part of these financial statements.

Statement of changes in stockholders' equity – Bank

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Earnings Retained	(-)Treasury Shares	Total

Balances as of december 31, 2019		57,000,000	197,369	3,818,064	9,091,672	3,920,714	91,380	(3,750,341)	-	(681,135)	69,687,723
Employee Benefit Plans		-	-	-	-	-	-	572,062	-	-	572,062
Treasury Shares		-	-	-	-	-	-	-	-	(110,223)	(110,223)
Emission Costs of Treasury Shares		-	(15,068)	-	-	-	-	-	-	-	(15,068)
Reservations for Share - Based Payment		-	120,364	-	-	-	-	-	-	-	120,364
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,323,847)	32,805	-	-	-	(1,291,042)
Net Income		-	-	-	-	-	-	-	14,056,148	-	14,056,148
Allocations:
Legal Reserve	19.c	-	-	702,807	-	-	-	-	(702,807)	-	-
Minimum Mandatory Dividend	19.b	-	-	-	-	-	-	-	(3,325,000)	-	(3,325,000)
Interest on Capital	19.b	-	-	-	-	-	-	-	(512,087)	-	(512,087)
Reserve for Dividend Equalization	19.c	-	-	-	9,516,254	-	-	-	(9,516,254)	-	-
Balances as of december 31, 2020		57,000,000	302,665	4,520,871	18,607,926	2,596,867	124,185	(3,178,279)	-	(791,358)	79,182,877
Changes in the Period		-	105,296	702,807	9,516,254	(1,323,847)	32,805	572,062	-	(110,223)	9,495,154

Balances as of december 31, 2020		57,000,000	302,665	4,520,871	18,607,926	2,596,867	124,185	(3,178,279)	-	(791,358)	79,182,877
Employee Benefit Plans		-	-	-	-	-	-	(19,187)	-	-	(19,187)
Treasury Shares	19.d	-	-	-	-	-	-	-	-	81,588	81,588
Result of Treasury Shares	19.d	-	40,583	-	-	-	-	-	-	-	40.583
Reservations for Share - Based Payment		-	(76,647)	-	-	-	-	-	-	-	(76,647)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,356,612)	(237,341)	-	-	-	(1.593.953)
Spin-off	19.a	(2,000,000)	-	-	(527,444)	-	-	-	-	-	(2.527.444)
Net Income		-	-	-	-	-	-	-	2,976,576	-	2,976,576
Balances as of march 31, 2021		55,000,000	266,601	4,520,871	18,080,482	1,240,255	(113,156)	(3,197,466)	2,976,576	(709,770)	78,064,393
Changes in the Period		(2,000,000)	(36,064)	-	(527,444)	(1,356,612)	(237,341)	(19,187)	2,976,576	81,588	(1,118,484)

Statement of changes in stockholders' equity - Consolidated

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of december 31, 2019		57,000,000	194,115	3,818,065	9,168,713	3,932,436	91,380	(3,750,342)	-	(681,135)	69,773,232	1,695,361	71,468,593
Employee Benefit Plans		-	-	-	-	-	-	572,062	-	-	572,062	-	572,062
Treasury Shares		-	(15,068)	-	-	-	-	-	-	(110,223)	(125,291)	-	(125,291)
Reservations for Share - Based Payment		-	119,266	-	-	-	-	-	-	-	119,266	-	119,266
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(928,249)	32,806	-	-	-	(895,443)	-	(895,443)
Capital Restructuring		-	-	-	-	-	-	-	-	-	-	-	-
Net Income		-	-	-	-	-	-	-	13,469,380	-	13,469,380	-	13,469,380
Allocations:
Legal Reserve	19.c	-	-	702,807	-	-	-	-	(702,807)	-	-	-	-
Interest on Capital	19.b	-	-	-	-	-	-	-	(3,325,000)	-	(3,325,000)	-	(3,325,000)
Minimum Mandatory Dividend	19.b	-	-	-	-	-	-	-	(512,087)	-	(512,087)	-	(512,087)
Reserve for Dividend Equalization	19.c	-	-	-	9,516,254	-	-	-	(9,516,254)	-	-	-	-
Unrealized Profit		-	-	-	(586,768)	-	-	-	586,768	-	-	-	-
Non Controlling Interest Results	19.e	-	-	-	-	-	-	-	-	-	-	(133,387)	(133,387)
Others		-	-	-	(107,936)	-	-	-	-	-	(107,936)	(411,266)	(519,202)
Balances as of december 31, 2020		57,000,000	298,313	4,520,872	17,990,263	3,004,187	124,186	(3,178,280)	-	(791,358)	78,968,183	1,150,708	80,118,891
Changes in the Period		-	104,198	702,807	8,821,550	(928,249)	32,806	572,062	-	(110,223)	9,194,951	(544,653)	8,650,298

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of december 31, 2020		57,000,000	298,313	4,520,872	17,990,263	3,004,187	124,186	(3,178,280)	(0)	(791,358)	78,968,183	1,150,708	80,118,891
Employee Benefit Plans		-	-	-	-	-	-	(19,187)	-	-	(19,187)	-	(19,187)
Treasury Shares		-	40,582	-	-	-	-	-	-	81,588	122,170	-	122,170
Reservations for Share - Based Payment		-	(79,646)	-	-	-	-	-	-	-	(79,646)	-	(79,646)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,360,449)	(266,913)	-	-	-	(1,627,362)	-	(1,627,362)
Spin-Off 19.a		(2.000.000)	-	-	(527.444)	-	-	-	-	-	(2.527.444)	-	(2.527.444)
Net Income		-	-	-	-	-	-	-	2,816,264	-	2,816,264	-	2,816,264
Unrealized Profit		-	-	-	621,328	-	-	-	(507,979)	-	113.350	-	113.350
Non Controlling Interest Results	19.e	-	-	-	-	-	-	-	-	-	-	(25.258)	(25.258)
Others		-	-		(3.667)	-	-	-	-	-	(3.667)	98.200	94.533
Balances as of march 31, 2021		55,000,000	259,249	4,520,872	18,080,480	1,643,738	(142,727)	(3,197,467)	2,308,285	(709,770)	77,762,661	1,223,650	78.986.311
Changes in the Period		(2,000,000)	(39,064)	-	90,217	(1,360,449)	(266,913)	(19,187)	2,308,285	81,588	(1,205,522)	72.942	(1.132.580)

Statement of cash flows

		Bank		Consolidated
		01/01 to 03/31/2021	01/01 to 03/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020
	Notes
Operational Activities
Net Income		2,976,576	3,788,540	2,816,264	3,774,003
Adjustment to Net Income		40,819,308	(9,296,441)	50,487,978	(6,604,470)
Allowance for Loan Losses	8.e	2,835,477	2,850,453	16,476,171	3,586,383
Provision for Legal Proceedings and Administrative and Legal Obligations	18.c	480,444	310,029	520,278	352,636
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	18.c	132,279	121,501	143,021	140,639
Deferred Tax Credits and Liabilities	10	273,930	(11,385,914)	247,349	(11,479,047)
Equity in Affiliates and Subsidiaries	13	(929,222)	(895,552)	(7,651)	(7,272)
Depreciation and Amortization	23	1,620,587	606,575	1,728,502	750,968
Recognition (Reversal) Allowance for Other Assets Losses	26	18,485	(8,518)	5,974	(12,111)
Gain (Loss) on Sale of Other Assets	26	(17,990)	(3,187)	(14,775)	285
Gain (Loss) on Sale of Investments	26	-	(168,588)	5	(168,588)
Provision for Financial Guarantees	26	(28,355)	(107,623)	(33,408)	(121,787)
Monetary Adjustment of Escrow Deposits	24	(4,574)	(84,692)	(8,291)	(94,754)
Recoverable Taxes	24	6,590	(7,516)	6,590	(7,516)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		31,385,581	437,309	31,385,581	437,309
Others		5,046,076	(960,718)	38,632	18,385
Changes on Assets and Liabilities		(36,446,336)	18,149,285	(34,284,545)	25,450,121
Decrease (Increase) in Interbank Investments		(898,067)	(18,765,490)	3,487,076	(6,776,506)
Decrease (Increase) in Securities and Derivative Financial Instruments		(3,738,123)	(34,380,717)	(2,738,243)	(34,212,006)
Decrease (Increase) in Lending and Leasing Operations		(13,962,811)	(30,033,172)	(29,669,889)	(32,497,356)
Decrease (Increase) in Deposits on Central Bank of Brazil		(326,076)	21,260,229	(332,959)	21,489,732
Decrease (Increase) in Other Receivables		9,741,058	(59,310,993)	14,609,476	(59,435,607)
Decrease (Increase) in Other Assets		(67,704)	(197,516)	37,341	(202,412)
Net Change on Other Interbank and Interbranch Accounts		(2,350,861)	(838,499)	12,556,712	218,822
Increase (Decrease) in Deposits		(6,309,634)	33,018,683	(6,610,983)	30,957,278
Increase (Decrease) in Money Market Funding		11,991,407	23,226,354	10,426,344	22,820,206
Increase (Decrease) in Borrowings		13,669,247	7,019,259	13,629,447	6,779,395
Increase (Decrease) in Other Liabilities		(44,248,485)	77,151,749	(48,657,375)	77,184,532
Increase (Decrease) in Change in Deferred Income		3,713	(602)	2,377	(7,550)
Income Tax Recovered/(Paid)		-	-	(1,023,869)	(868,407)
Net Cash Provided by (Used in) Operational Activities		7,349,548	12,641,384	19,019,697	22,619,654
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	13	-	(220,000)	-	-
Purchase of Fixed Assets		(178,156)	(249,288)	(180,706)	(329,797)
Purchase of Intangible Assets		(71,181)	(203,054)	1,677	(965,795)
Net Cash Received on Sale/Reduction of Investments		-	-	22	5
Acquisition of Minority Residual Interest in Subsidiary	13.c	(7,984)	(1,601,100)	(13,197)	-
Disposal of non-financial assets held for sale		193,005	139,067	202,912	143,516
Proceeds from Property for Own Use		17,679	6,876	635,521	30,350
Proceeds from Affiliates and Subsidiaries		2,131,766	97,512	-	2,625
Dividends and Interest on Capital Received		48,137	270,152	(5,165)	(5,165)
Net Cash Provided by (Used in) Investing Activities		2,133,283	(1,759,835)	641,064	(1,124,261)
Financing Activities
Purchase of Own Share	19.d	81,588	(113,444)	81,588	(113,444)
Issuance of Long - Term Emissions		26,324,227	28,029,817	24,981,015	18,878,144
Long - Term Payments		(26,614,049)	(22,955,878)	(26,529,211)	(23,115,344)
Dividends and Interest on Capital Paid		(1,054,825)	(6,755,750)	(9,848,122)	(7,690,558)
Increase (decrease) in Minority Interest		-	-	-	2
Net Cash Provided by (Used in) Financing Activities		(1,263,059)	(1,795,255)	(11,314,730)	(12,041,200)
Exchange Variation on Cash and Cash Equivalents		(6,590)	7,516	(6,590)	7,516
Increase (Decrease) in Cash and Cash Equivalents		8,213,182	9,093,810	8,339,441	9,461,709
Cash and Cash Equivalents at the Beginning of Period	4	29,191,171	21,421,432	28,999,315	21,443,663
Cash and Cash Equivalents at the End of Period	4	37,404,353	30,515,242	37,338,756	30,905,372

Statement of value added

					Bank				Consolidated
		01/01 to 03/31/2021		01/01 to 03/31/2020		01/01 to 03/31/2021		01/01 to 03/31/2020
	Notes
Income Related to Financial Operations		35,554,559		48,959,478		37,756,910		51,691,916
Income Related to Bank Charges and Banking Service Fees	21	3,708,560		3,482,275		4,851,976		4,482,284
Allowance for Loans Losses	8.e	(2,835,477)		(2,850,453)		(3,376,842)		(3,586,383)
Other Revenues and Expenses		(1,680,740)		10,008,336		(2,120,334)		9,871,087
Financial Expenses		(26,339,407)		(51,830,677)		(26,439,847)		(52,147,761)
Third-party Input		(1,998,234)		(1,790,833)		(2,119,015)		(2,104,825)
Materials, Energy and Others		(61,714)		(67,905)		(66,196)		(71,602)
Third-Party Services	23	(542,592)		(429,549)		(632,702)		(575,619)
Others		(1,393,928)		(1,293,379)		(1,420,117)		(1,457,604)
Gross Added Value		6,409,261		5,978,126		8,552,848		8,206,318
Retentions
Depreciation and Amortization	23	(1,620,587)		(606,575)		(1,728,502)		(750,968)
Added Value Produced Net		4,788,674		5,371,551		6,824,347		7,455,350
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	13	929,222		895,552		7,651		7,272
Added Value to Distribute		5,717,896		6,267,103		6,831,998		7,462,622
Added Value Distribution
Employee		1,736,556	30,3%	1,857,166	29.6%	2,021,733	0.0%	2,108,376	28.3%
Compensation	22	846,795		936,951		998,914		1,058,247
Benefits	22	293,713		319,215		343,489		366,331
Government Severance Indemnity Funds for Employees - FGTS		81,816		80,786		99,721		96,332
Others		514,232		520,214		579,608		587,466
Taxes and Contributions		806,023	14,1%	417,418	6.7%	1,768,140	0.0%	1,328,372	17.8%
Federal		637,485		253,259		1,552,566		1,119,844
State		165		99		194		130
Municipal		168,373		164,060		215,380		208,398
Compensation of Third-Party Capital - Rental	23	198,742	3,6%	203,979	3.3%	200,603	0.0%	208,950	2.8%
Remuneration of Interest on Capital		2,976,576	52.0%	3,788,540	60.5%	2,841,522	0.0%	3,816,924	51.1%
Interest on Equity		-		-		-		-
Profit Reinvestment		2,976,576		3,788,540		2,866,780		3,859,845
Participation Results of Non-Controlling Stockholders	19.e	-		-		(25,258)		(42,921)
Total		5,717,896	100.0%	6,267,103	100.0%	6,831,998	0.0%	7,462,622	100.0%

1.     General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041, CJ 281, Building A,  Wtorre JK - Vila Nova Conceição, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates in the segments of payments, management of shares’ club, securities and insurance brokerage operations, capitalization plans, consumer finance, payroll loans, digital platforms, management and recovery of non-performing loans and private pension products. The operations are conducted within the context of a group of institutions that operates in the financial market on an integrated basis. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

2.     Presentation of Financial Statements

Banco Santander 's individual and consolidated interim financial statements, which include its facilities abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporation Law, together the rules of the National Monetary Council (CMN), of Bacen and model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF), of the Securities and Exchange Commission (CVM), in which they do not conflict with the rules issued by Bacen and evidence all relevant information specific to the financial statements, which are consistent with those used by Management in its management.

CMN Resolution 4,818 / 2020 and BCB Resolution 2/2020 establish the general criteria and procedures for the preparation and disclosure of the Financial Statements. BCB Resolution 2/2020, revoked Bacen Circular 3959/2019, and entered on January 1, 2021 and is applicable in the preparation, disclosure and submission of Financial Statements as of its entry into force, covering the Financial Statements of 31 December 2020. This standard, among other requirements, determined the disclosure in an explanatory note, in a segregated form, of recurring and non-recurring results.

The individual and consolidated interim financial statements include the Bank and its subsidiaries and the investment funds indicated in Note 13, where the companies of the Santander Conglomerate are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

In the preparation of the individual and consolidated interim financial statements, equity interests, relevant balances receivable and payable, income and expenses arising from transactions between branches in the country, branches abroad and subsidiaries, unrealized results between these companies and highlighted the participation of minority shareholders in shareholders' equity and income.

The information on leasing operations was reclassified in order to reflect its financial position in accordance with the financial method.

The preparation of the financial statements requires Management to adopt estimates, impacting certain assets and liabilities, disclosures about provisions and contingent liabilities and income and expenses in the periods shown. Since Management's judgment involves estimates regarding the likelihood of future events, the actual amounts may differ from these estimates, the main ones being, provision for expected losses associated with credit risk, realization of deferred tax assets, provision for lawsuits, civil, tax and labor, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the individual and consolidated financial statements for the quarter ended March 31, 2021, at the meeting held on April 27, 2021.

The Consolidated Financial Statements based on the international accounting standard issued by the International Accounting Standards Board (IASB) for the quarter ended March 31, 2021 will be disclosed, within the legal term, at the electronic address www.santander.com.br/ri.

3.     Significant Accounting Policies

There were no significant changes in the accounting practices and policies adopted by the Bank for the quarter ended March 31, 2021. Except for the changes mentioned in the following paragraphs, the other accounting practices adopted by the Bank are described in note 3 to the Individual and Financial Statements Consolidated as of December 31, 2020.

a)     Non-financial assets held for sale

As of January 1, 2021, CMN Resolutions no. 4.747 and 4.748 of August 2019 and BACEN Circular Letter 3.994, which establish criteria for the recognition and measurement of non-financial assets held for sale by Financial Institutions.

CMN Resolution No. 4.747, among other requirements, establishes that depending on the origin of the non-financial assets held for sale, financial institutions must classify them as:

a) own;

b) received in settlement of a difficult or doubtful financial instrument as payment for doubtful solution financial instruments not intended for own use.

CMN Resolution No. 4.748 establishes that financial institutions and other institutions authorized to operate by the Central Bank of Brazil must comply with Technical Pronouncement CPC 46 - Measurement of Fair Value (CPC46) when measuring equity and results, in situations where the measurement at fair value of such elements is provided for in specific regulations.

b)    Deferred and current tax assets and liabilities

CMN Resolution No. 4.842, of July 30, 2020, consolidated the general criteria for measuring and recognizing the deferred and current tax assets and liabilities by the financial institutions and other institutions authorized to operate by the Brazilian Central Bank and the BCB Resolution No. 15, of September 17, 2020 (revoked BACEN Circulars No. 3.776/15 and No. 3.174/03), consolidated the procedures to be observed by institutions authorized to operate by the Central Bank of Brazil when submitting an application for exemption from the criteria for the constitution or write-off of deferred tax assets and in the disclosure of information about deferred tax assets or liabilities in explanatory notes.

4.     Cash and Cash Equivalents

				Bank
	03/31/2021	12/31/2020	03/31/2020	12/31/2020
Cash	14,421,734	19,522,250	12,705,433	9,543,649
Interbank Investments	22,982,619	9,668,922	17,809,809	11,877,783
Money Market Investments	4,848,153	7,348,568	6,903,506	110,746
Interbank Deposits	1,179,585	1,131,436	1,938,367	1,465,065
Foreign Currency Investments	16,954,881	1,188,917	8,967,936	10,301,972
Total	37,404,353	29,191,171	30,515,242	21,421,432

				Consolidated
	03/31/2021	12/31/2020	03/31/2020	12/31/2020
Cash	14,434,212	19,512,315	13,962,809	9,924,644
Interbank Investments	22,904,544	9,487,000	16,942,563	11,519,019
Money Market Investments	4,848,153	7,306,408	6,903,506	110,746
Interbank Deposits	1,101,510	991,675	1,070,271	1,105,446
Foreign Currency Investments	16,954,881	1,188,917	8,968,786	10,302,827
Total	37,338,756	28,999,315	30,905,372	21,443,663

5.     Interbank Investments

					Bank
				3/31/2021	12/31/2020
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	57,014,571	-	-	57,014,571	62,644,146
Own Portfolio	13,893,080	-	-	13,893,080	12,833,464
Financial Treasury Bills - LFT	3,122,980	-	-	3,122,980	2,869,850
National Treasury Bills - LTN	3,503,294	-	-	3,503,294	2,218,460
National Treasury Notes - NTN	7,266,806	-	-	7,266,806	7,745,154
Third-party Portfolio	2,890,789	-	-	2,890,789	6,203,774
National Treasury Bills - LTN	1,000,000	-	-	1,000,000	-
National Treasury Notes - NTN	1,890,789	-	-	1,890,789	6,203,774
Sold Position	40,230,702	-	-	40,230,702	43,606,908
Financial Treasury Bills - LFT	6,074,814	-	-	6,074,814	1,498,684
National Treasury Bills - LTN	6,307,576	-	-	6,307,576	8,469,234
National Treasury Notes - NTN	27,848,312	-	-	27,848,312	33,638,990
Interbank Deposits	11,920,616	42,914,203	29,261,583	84,096,401	80,071,025
Foreign Currency Investments	16,954,881	-	-	16,954,881	1,188,917
Total	85,890,068	42,914,203	29,261,583	158,065,854	143,904,088

					Consolidated
				3/31/2021	12/31/2020
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	56,776,517	-	-	56,776,517	62,601,986
Own Portfolio	13,893,080	-	-	13,893,080	12,833,464
Financial Treasury Bills - LFT	3,122,980	-	-	3,122,980	2,869,850
National Treasury Bills - LTN	3,503,294	-	-	3,503,294	2,218,460
National Treasury Notes - NTN	7,266,806	-	-	7,266,806	7,745,154
Third-party Portfolio	2,890,789	-	-	2,890,789	6,203,774
National Treasury Bills - LTN	1,000,000	-	-	1,000,000	-
National Treasury Notes - NTN	1,890,789	-	-	1,890,789	6,203,774
Sold Position	39,992,648	-	-	39,992,648	43,564,748
Financial Treasury Bills - LFT	6,074,814	-	-	6,074,814	1.456.524
National Treasury Bills - LTN	6,307,576	-	-	6,307,576	8,469,234
National Treasury Notes - NTN	27,610,258	-	-	27,610,258	33,638,990
Interbank Deposits	2,752,298	1,628,039	1,516,986	5,897,323	5,907,350
Foreign Currency Investments	16,954,881	-	-	16,954,880	1,188,917
Total	76,483,696	1,628,039	1,516,986	79,628,721	69,698,253

6.     Securities and Derivatives Financial Instruments

a)     Securities

I) By Category

					Bank					Consolidated
				03/31/2021	12/31/2020				03/31/2021	12/31/2020
		Effect of Adjustment to Fair Value on:					Effect of Adjustment to Fair Value on:
	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount
Trading Securities	65,236,313	(878,277)	-	64,358,036	65,380,859	75,191,252	(678,067)	-	74,513,185	75,006,276
Government Securities	64,602,876	(865,547)	-	63,737,329	64,621,598	72,706,397	(665,337)	-	72,041,060	72,038,263
Private Securities	633,437	(12,730)	-	620,707	759,261	2,484,855	(12,730)	-	2,472,125	2,968,013
Available-for-Sale Securities	135,733,010	40,386	531,222	136,304,618	134,119,306	142,098,210	40,386	272,756	142,411,352	141,924,157
Government Securities	100,216,339	(12,547)	(279,941)	99,923,851	105,463,222	108,200,531	(12,547)	(543,153)	107,644,831	113,549,050
Private Securities	35,516,671	52,933	811,163	36,380,767	28,656,084	33,897,679	52,933	815,909	34,766,521	28,375,108
Held-to-Maturity Securities	16,814,815	-	-	16,814,815	16,317,905	16,814,815	-	-	16,814,815	16,317,905
Government Securities	15,517,528	-	-	15,517,528	14,739,539	15,517,528	-	-	15,517,528	14,739,539
Private Securities	1,297,287	-	-	1,297,287	1,578,365	1,297,287	-	-	1,297,287	1,578,365
Total Securities	217,784,138	(837,891)	531,222	217,477,469	215,818,070	234,104,277	(637,681)	272,756	233,739,352	233,248,338

II) Trading Securities

										Bank
			03/31/2021	12/31/2020	By Maturity					03/31/2021
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	64,602,876	(865,547)	63,737,329	64,621,598	-	13,065,233	3,824,786	18,723,957	28,123,353	63,737,329
Financial Treasury Bills - LFT	4,038,413	1,151	4,039,564	2,208,130	-	-	1,709,949	179,259	2,150,356	4,039,564
National Treasury Bills - LTN	21,272,672	(312,204)	20,960,468	23,439,521	-	5,936,200	1,003,342	12,784,523	1,236,403	20,960,468
National Treasury Notes - NTN	38,502,396	(554,639)	37,947,757	38,186,441	-	7,126,360	360,464	5,744,871	24,716,062	37,947,757
Agricultural Debt Securities - TDA	30,793	1,653	32,446	44,820	-	2,661	8,364	15,210	6,211	32,446
Brazilian Foreign Debt Notes	743,337	(304)	743,033	678,533	-	-	742,630	4	399	743,033
Debentures	15,265	(1,204)	14,061	64,153	-	12	37	90	13,922	14,061
Private Securities	633,437	(12,730)	620,707	759,261	327,396	2,564	3,571	98,420	188,756	620,707
Investment Fund Shares	329,990	(2,594)	327,396	369,041	327,396	-	-	-	-	327,396
Debentures	154,826	(6,341)	148,485	273,671	-	2,028	2,709	10,422	133,326	148,485
Certificates of Real Estate Receivables - CRI	32,438	(1,928)	30,510	23,008	-	536	-	6,029	23,945	30,510
Certificates of Agribusiness Receivables - CRA	45,497	(858)	44,639	23,866	-	-	862	12,292	31,485	44,639
Financial Bills - LF	70,686	(1,009)	69,677	69,675	-	-	-	69,677	-	69,677
Total	65,236,313	(878,277)	64,358,036	65,380,859	327,396	13,067,797	3,828,357	18,822,377	28,312,109	64,358,036

										Consolidated
			03/31/2021	12/31/2020	By Maturity					03/31/2021
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	72,706,397	(665,337)	72,041,060	72,038,263	-	13,442,408	4,817,841	22,984,851	30,795,960	72,041,060
Financial Treasury Bills - LFT	9,943,231	(2,155)	9,941,076	7,316,112	-	192,274	2,703,004	4,429,360	2,616,438	9,941,076
National Treasury Bills - LTN	21,298,900	(312,641)	20,986,259	23,450,858	-	5,951,198	1,003,342	12,795,316	1,236,403	20,986,259
National Treasury Notes - NTN	40,674,871	(350,686)	40,324,185	40,483,786	-	7,296,263	360,464	5,744,871	26,922,587	40,324,185
Agricultural Debt Securities - TDA	30,793	1,653	32,446	44,820	-	2,661	8,364	15,210	6,211	32,446
Brazilian Foreign Debt Bonds	743,337	(304)	743,033	678,533	-	-	742,630	4	399	743,033
Debentures	15,265	(1,204)	14,061	64,153	-	12	37	90	13,922	14,061
Private Securities	2,484,855	(12,730)	2,472,125	2,968,013	1,746,287	2,564	36,347	98,420	588,507	2,472,125
Shares	1,388,146	-	1,388,146	1,339,892	1,388,146	-	-	-	-	1,388,146
Investment Fund Shares	360,735	(2,594)	358,141	401,442	358,141	-	-	-	-	358,141
Debentures	554,577	(6,341)	548,236	1,077,513	-	2,028	2,709	10,422	533,077	548,236
Certificates of Real Estate Receivables - CRI	32,438	(1,928)	30,510	23,008	-	536	-	6,029	23,945	30,510
Certificates of Agribusiness Receivables - CRA	45,497	(858)	44,639	23,866	-	-	862	12,292	31,485	44,639
Bill of Exchange	32,776	-	32,776	32,618	-	-	32,776	-	-	32,776
Financial Bills - LF	70,686	(1,009)	69,677	69,675	-	-	-	69,677	-	69,677
Total	75,191,252	(678,067)	74,513,185	75,006,276	1,746,287	13,444,972	4,854,188	23,083,271	31,384,467	74,513,185

III) Available-for-Sale Securities

											Bank
				03/31/2021	12/31/2020	By Maturity					03/31/2021
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	100,216,339	(12,547)	(279,941)	99,923,851	102,157,294	-	945,780	16,723,686	34,675,785	47,578,600	99,923,851
Treasury Certificates - CFT	1,473	-	76	1,549	1,441	-	-	1,549	-	-	1,549
Securitized Credit	318	-	(5)	313	460	-	187	126	-	-	313
Financial Treasury Bills - LFT	23,624,676	-	(112,708)	23,511,968	20,633,213	-	-	-	7,604,429	15,907,539	23,511,968
National Treasury Bills - LTN	34,037,998	75,860	(901,030)	33,212,828	34,350,939	-	-	14,679,309	18,533,519	-	33,212,828
National Treasury Notes - NTN (2)	39,118,299	(88,407)	738,639	39,768,531	45,885,764	-	34,349	660,397	8,537,837	30,535,948	39,768,531
Brazilian Foreign Debt Bonds	2,046,576	-	(219)	2,046,357	1,285,477	-	911,244	-	-	1,135,113	2,046,357
Spanish Foreign Debt Bonds	1,386,999	-	(4,694)	1,382,305	-	-	-	1,382,305	-	-	1,382,305
Private Securities	35,516,671	52,933	811,163	36,380,767	31,962,012	3,420,182	2,347,106	4,739,743	9,891,143	15,982,593	36,380,767
Shares	6	-	-	6	53	6	-	-	-	-	6
Investment Funds	3,145,206	-	(269)	3,144,937	1,894,532	3,144,937	-	-	-	-	3,144,937
Investment Fund Real Estate	197,782	-	-	197,782	-	197,782	-	-	-	-	197,782
Debentures (1)	17,942,330	52,933	770,558	18,765,821	14,968,154	-	264,094	964,885	6,323,484	11,213,358	18,765,821
Promissory Notes - NP	3,225,368	-	18,152	3,243,520	4,525,164	-	918,908	820,590	1,373,910	130,112	3,243,520
Financial Bills - LF	267,543	-	(263)	267,280	270,298	-	-	107,047	160,233	-	267,280
Certificates of Real Estate Receivables - CRI	3,162	-	71	3,233	23,625	-	-	-	-	3,233	3,233
Certificates of Agribusiness Receivables - CRA	168,711	-	(1,515)	167,196	171,916	-	-	-	38,657	128,539	167,196
Eurobonds	3,440,411	-	37,095	3,477,506	3,305,928	-	-	-	-	3,477,506	3,477,506
Rural Product Note - CPR	7,126,152	-	(12,666)	7,113,486	6,601,651	77,457	1,164,104	2,847,221	1,994,859	1,029,845	7,113,486
Total	135,733,010	40,386	531,222	136,304,618	134,119,306	3,420,182	3,292,886	21,463,429	44,566,928	63,561,193	136,304,618

											Consolidated
				03/31/2021	12/31/2020	By Maturity					03/31/2021
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	108,200,531	(12,547)	(543,153)	107,644,831	110,263,140	-	1,147,354	17,861,053	37,633,229	51,003,195	107,644,831
Treasury Certificates - CFT	1,473	-	76	1,549	1,441	-	-	1,549	-	-	1,549
Securitized Credit	318	-	(5)	313	460	-	187	126	-	-	313
Financial Treasury Bills - LFT	25,497,815	-	(115,043)	25,382,772	22,684,405	-	1,598	399,781	8,922,321	16,059,072	25,382,772
National Treasury Bills - LTN	36,498,723	75,860	(919,847)	35,654,736	36,423,327	-	199,976	15,416,895	20,037,865	-	35,654,736
National Treasury Notes - NTN	42,768,627	(88,407)	496,580	43,176,800	49,868,030	-	34,349	660,397	8,673,043	33,809,011	43,176,800
Brazilian Foreign Debt Bonds	2,046,575	-	(219)	2,046,356	1,285,477	-	911,244	-	-	1,135,112	2,046,356
Spanish Foreign Debt Bonds	1,387,000	-	(4,695)	1,382,305	-	-	-	1,382,305	-	-	1,382,305
Private Securities	33,897,679	52,933	815,909	34,766,521	31,661,018	1,619,738	2,347,106	4,739,743	9,891,143	16,168,791	34,766,521
Shares	5,387	-	-	5,387	5,400	5,387	-	-	-	-	5,387
Investment Fund Shares	1,504,596	-	(269)	1,504,327	1,784,375	1,504,327	-	-	-	-	1,504,327
Investment Fund Real Estate	33,849	-	(1,282)	32,567	39,006	32,567	-	-	-	-	32,567
Debentures (1)	18,122,498	52,933	776,586	18,952,017	14,953,673	-	264,094	964,885	6,323,484	11,399,554	18,952,017
Eurobonds	3,440,411	-	37,095	3,477,506	3,285,910	-	-	-	-	3,477,506	3,477,506
Promissory Notes - NP	3,225,368	-	18,152	3,243,520	4,525,164	-	918,908	820,590	1,373,910	130,112	3,243,520
Financial Bills - LF	267,543	-	(263)	267,280	270,298	-	-	107,047	160,233	-	267,280
Certificates of Real Estate Receivables - CRI	3,162	-	71	3,233	23,625	-	-	-	-	3,233	3,233
Certificates of Agribusiness Receivables - CRA	168,711	-	(1,515)	167,196	171,916	-	-	-	38,657	128,539	167,196
Rural Product Note - CPR	7,126,154	-	(12,666)	7,113,488	6,601,651	77,457	1,164,104	2,847,221	1,994,859	1,029,847	7,113,488
Total	142,098,210	40,386	272,756	142,411,352	141,924,157	1,619,738	3,494,460	22,600,796	47,524,372	67,171,986	142,411,352

(1) At the Bank and Consolidated, includes securities issued by a mixed capital company and R$ 282,449 (12/31/2020 - R$ 287,736) in securities available for sale.

(2) As of March 31, 2021, the amount of 1,400,000 in the amount of R$ 1,513,793 (12/31/2020 - 1,400,000 in the amount of R$ 1,686,832) of National Treasury Notes - NTN, are linked to the obligation assumed by Banco Santander to cover the reserves to be amortized under Plan V of the Social Security Fund (Banesprev).

IV) Held-to-Maturity Securities

							Bank/Consolidated
				By Maturity			03/31/2021

	Amortized Cost		Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years
Held-to-Maturity Securities (1)	03/31/2021	12/31/2020					Total
Government Securities	15,517,528	14,739,539	1,401,859	-	2,214,040	11,901,629	15,517,528
National Treasury Notes - NTN	5,042,916	4,549,498	25,740	-	-	5,017,176	5,042,916
Brazilian Foreign Debt Bonds	10,474,612	10,190,042	1,376,119	-	2,214,040	6,884,453	10,474,612
Private Securities	1,297,287	1,578,365	-	1,297,287	-	-	1,297,287
Certificates of Agribusiness Receivables - CRA	1,297,287	1,578,365	-	1,297,287	-	-	1,297,287
Total	16,814,815	16,317,905	1,401,859	1,297,287	2,214,040	11,901,629	16,814,815

(1) The market value of held to maturity securities is R$16,757,630 (12/31/2019 - R$16,322,840).

For the quarter ended March 31, 2021, there were no disposals of federal government securities and other securities classified in the category of securities held to maturity.

In compliance with the provisions of Article 5 of Circular Bacen 3,068 / 2001, Banco Santander has the financial capacity and intention to hold securities classified in the securities held to maturity category to maturity.

The market value of the bonds and securities is calculated considering the average quotation of organized markets and their estimated cash flow, discounted at present value in accordance with the corresponding applicable interest curves, considered as representative of market conditions at the time of calculating the market prices. swings.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to 03/31/2021	01/01 to 03/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020

Income From Fixed-Income Securities (1)	13,129,498	35,238,078	13,285,157	35,278,072
Income From Interbank Investments	3,392,675	3,100,839	2,637,923	2,223,104
Income From Variable-Income Securities	(13,321)	(66,041)	92,112	(545,170)
Financial Income of Pension and Capitalization	-	-	53,200	42,321
Provision for Impairment Losses (2)	(11,689)	(7,194)	(11,689)	(7,194)
Others (3)	(449,926)	(2,601,377)	(431,299)	(2,609,499)
Total	16,047,237	35,664,305	15,625,403	34,381,634

(1) Includes exchange variation revenue in the amount of R$ 11,672,281 in the Bank and in the Consolidated (12/31/2020 - revenue of R$ 31,191,979 in the Bank and in the Consolidated).

(2) Corresponds to the record of loss of a permanent nature, referring to securities classified as available for sale.

(3) Includes exchange variation expenses and net appreciation of investment fund shares and participations in the amount of R$ 432,576 in the Bank and in the Consolidated (2020 - expense of R$ 2,746,386 in the Bank and in the Consolidated).

b) Derivatives Financial Instruments

The main risk factors of the derivative instruments assumed are related to exchange rates, interest rates and variable income. In the management of this and other market risk factors, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of portfolios, sensitivities to fluctuations in interest rates, exposure exchange rate, liquidity gaps, among other practices that allow the control and monitoring of risks, which may affect Banco Santander positions in the various markets where it operates. Based on this management model, the Bank has been able, with the use of transactions involving derivative instruments, to optimize the risk-benefit ratio even in situations of high volatility.

The fair value of derivative financial instruments is determined using market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting the appropriate risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on the stock exchange or using methodologies similar to those described for swaps. The fair value of the options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For derivatives that do not have prices directly disclosed by exchanges, the fair price is obtained through pricing models that use market information, inferred from the prices disclosed for the most liquid assets. From these prices the interest curves and market volatilities are extracted, which serve as input data for the models.

I) Summary of Derivative Financial Instruments

Swap operations are presented by the balances of the differentials receivable and payable.

Below, the composition of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, demonstrated by its market value:

				Bank				Consolidated
	03/31/2021		12/31/2020		03/31/2021		12/31/2020
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swap - Differential Receivable	15,945,514	18,455,192	14,746,581	17,925,675	14,833,318	18,066,436	14,729,641	18,652,196
Options to Exercise Awards	1,763,863	2,069,388	4,448,585	4,511,175	1,764,198	2,069,473	4,979,011	4,926,994
Term Contract and Other Contracts	14,048,219	13,941,321	13,085,550	12,690,276	14,048,272	13,941,438	13,131,423	12,690,275
Total	31,757,596	34,465,901	32,280,716	35,127,126	30,645,788	34,077,347	32,840,075	36,269,465

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

						Bank
			03/31/2021			12/31/2020

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap		(4,806,698)	(2,509,678)	476,214,481	(2,838,239)	(3,179,094)
Assets	380,738,281	8,301,890	15,945,514	317,619,156	6,511,030	14,746,581
CDI (Interbank Deposit Rates)	71,197,083	34,334	835,219	52,270,726	326,585	334,690
Fixed Interest Rate - Real	78,199,705	4,863,921	8,325,862	59,799,047	4,013,562	9,607,342
Indexed to Price and Interest Rates	4,605,470	1,199,085	1,200,287	5,124,411	959,322	1,093,119
Foreign Currency	226,736,023	2,204,551	5,584,146	198,880,422	950,048	3,408,073
Others	-	-	-	1,544,550	261,513	303,357
Liabilities	385,544,978	(13,108,587)	(18,455,192)	158,595,325	(9,349,269)	(17,925,675)
CDI (Interbank Deposit Rates)	52,614,455	(9,472,443)	(138,563)	46,403,968	(6,911,747)	(14,018,319)
Fixed Interest Rate - Real	91,762,314	(2,489,271)	(10,497,496)	69,076,757	(2,183,507)	(2,772,479)
Indexed to Price and Interest Rates	1,820,153	(3,241)	(168,892)	33,026,691	(25)	(450,958)
Foreign Currency	239,348,056	(1,143,632)	(7,650,241)	7,906,521	(231,185)	(327,145)
Others	-	-	-	2,181,388	(22,805)	(356,774)
Options	1,076,618,259	(449,370)	(305,525)	1,963,194,665	(282,109)	(62,590)
Purchased Position	524,486,567	939,218	1,763,863	969,622,684	1,869,805	4,448,585
Call Option - Foreign Currency	8,203,930	234,205	404,568	1,188,387	47,898	39,201
Put Option - Foreign Currency	4,026,609	8,285	36,936	1,948,673	79,019	109,077
Call Option - Other	47,303,475	348,821	386,575	101,568,876	558,794	563,157
Interbank Market	46,787,211	345,385	366,017	101,421,659	557,167	556,039
Others (2)	516,264	3,436	20,557	147,217	1,627	7,118
Put Option - Other	464,952,552	347,907	935,785	864,916,748	1,184,094	3,737,150
Interbank Market	464,696,980	346,447	928,742	864,852,555	1,183,630	3,733,690
Others (2)	255,572	1,460	7,043	64,193	464	3,460
Sold Position	552,131,692	(1,388,588)	(2,069,388)	993,571,981	(2,151,914)	(4,511,175)
Call Option - Foreign Currency	1,333,976	(13,730)	(10,218)	1,537,669	(70,201)	699,243
Put Option - Foreign Currency	10,343,321	(269,039)	(126,498)	2,315,918	(137,061)	(192,334)
Call Option - Other	76,010,823	(676,926)	(1,100,524)	120,254,124	(588,023)	(464,404)
Interbank Market	75,683,466	(676,344)	(1,097,110)	120,156,285	(566,813)	(464,404)
Others (2)	327,357	(582)	(3,414)	97,839	(21,210)	-
Put Option - Other	464,443,572	(428,893)	(832,148)	869,464,270	(1,356,629)	(4,553,680)
Interbank Market	464,362,349	(428,893)	(832,148)	869,328,317	(1,350,314)	(4,597,426)
Others (2)	81,223	-	-	135,953	(6,315)	43,746
Futures Contracts	159,570,548	-	-	268,807,002	-	-
Purchased Position	175,167	-	-	109,940,706	-	-
Exchange Coupon (DDI)	-	-	-	12,438,698	-	-
Interest Rates (DI1 and DIA)	-	-	-	97,502,008	-	-
Foreign Currency	175,167	-	-	-	-	-
Indexes (3)	-	-	-	-	-	-
Treasury Bonds/Notes	-	-	-	-	-	-
Sold Position	159,395,381	-	-	158,866,295	-	-
Exchange Coupon (DDI)	48,732,307	-	-	73,114,013	-	-
Interest Rates (DI1 and DIA)	70,544,187	-	-	67,323,206	-	-
Foreign Currency	39,886,594	-	-	18,172,817	-	-
Indexes (3)	222,868	-	-	256,260	-	-
Treasury Bonds/Notes	9,425	-	-	-	-	-
Forward Contracts and Others	137,138,974	920,224	106,898	102,561,361	894,559	395,274
Purchased Commitment	77,674,491	1,948,054	14,048,272	64,787,891	1,303,693	13,085,550
Currencies	66,829,748	1,419,222	2,582,326	57,121,562	1,303,693	13,077,413
Others	10,844,743	528,832	11,465,947	7,666,329	-	8,137
Sell Commitment	59,464,482	(1,027,830)	(13,941,438)	37,773,470	(409,134)	(12,690,276)
Currencies	51,038,266	(504,089)	(1,020,719)	37,294,944	(408,912)	(12,692,636)
Others	8,426,217	(523,741)	(12,920,719)	478,526	(222)	2,360

						Consolidated
			03/31/2021			12/31/2020

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap		(4,266,075)	(3,233,118)		(2,838,239)	(3,922,555)
Assets	379,532,363	8,355,516	14,833,318	283,308,405	6,511,030	14,729,641
CDI (Interbank Deposit Rates)	71,185,332	47,014	847,969	45,872,335	326,585	2,686,294
Fixed Interest Rate - Real	78,192,627	4,893,609	8,361,735	54,159,847	4,013,562	9,607,343
Indexed to Price and Interest Rates	4,605,470	1,199,085	1,200,287	5,124,411	959,322	1,093,119
Foreign Currency	225,548,934	2,215,808	4,423,327	178,076,136	950,048	1,039,528
Others	-	-	-	75,676	261,513	303,357
Liabilities	385,993,063	(12,621,591)	(18,066,436)	124,729,472	(9,349,269)	(18,652,196)
CDI (Interbank Deposit Rates)	52,590,274	(9,472,443)	(155,736)	33,239,800	(6,911,747)	(14,018,319)
Fixed Interest Rate - Real	91,730,833	(2,495,058)	(10,515,123)	49,644,709	(2,183,507)	(2,772,479)
Indexed to Price and Interest Rates	1,820,153	(3,241)	(168,892)	33,026,691	(25)	(450,958)
Foreign Currency	239,851,803	(650,848)	(7,226,685)	6,636,884	(231,185)	153,695
Others	-	-	-	2,181,388	(22,805)	(1,564,135)
Options	1,076,636,640	(430,989)	(305,275)	2,043,286,079	(282,108)	52,017
Purchased Position	524,491,867	944,519	1,764,198	1,006,266,895	1,869,805	4,979,011
Call Option - Foreign Currency	8,203,930	234,205	404,568	1,188,387	47,898	39,201
Put Option - Foreign Currency	4,026,609	8,285	36,936	1,948,673	79,019	109,077
Call Option - Other	47,306,707	352,053	386,602	134,761,946	558,794	1,093,583
Interbank Market	46,787,211	345,385	366,017	101,421,659	557,167	556,039
Others (2)	519,496	6,668	20,585	33,340,287	1,627	537,544
Put Option - Other	464,954,621	349,975	936,093	868,367,889	1,184,094	3,737,150
Interbank Market	464,696,980	346,447	928,742	864,852,555	1,183,630	3,733,690
Others (2)	257,640	3,528	7,350	3,515,334	464	3,460
Sold Position	552,144,773	(1,375,508)	(2,069,473)	1,037,019,184	(2,151,913)	(4,926,994)
Call Option - Foreign Currency	1,333,976	(13,730)	(10,218)	1,537,669	(70,201)	699,241
Put Option - Foreign Currency	10,343,321	(269,039)	(126,498)	2,315,918	(137,061)	(192,334)
Call Option - Other	76,018,593	(669,156)	(1,100,542)	130,919,392	(588,022)	(453,918)
Interbank Market	75,683,466	(676,344)	(1,097,110)	120,156,284	(566,812)	(464,404)
Others (2)	335,127	7,188	(3,432)	10,763,108	(21,210)	10,486
Put Option - Other	464,448,882	(423,583)	(832,215)	902,246,205	(1,356,629)	(4,979,983)
Interbank Market	464,362,349	(428,893)	(832,148)	869,328,317	(1,350,314)	(4,597,426)
Others (2)	86,534	5,310	(67)	32,917,888	(6,315)	(382,557)
Futures Contracts	159,571,409	-	-	270,258,562	-	-
Purchased Position	175,598	-	-	110,275,865	-	-
Exchange Coupon (DDI)	-	-	-	12,438,695	-	-
Interest Rates (DI1 and DIA)	431	-	-	97,837,170	-	-
Foreign Currency	175,167	-	-	-	-	-
Indexes (3)	-	-	-	-	-	-
Treasury Bonds/Notes	-	-	-	-	-	-
Sold Position	159,395,812	-	-	159,982,697	-	-
Exchange Coupon (DDI)	48,732,307	-	-	73,114,013	-	-
Interest Rates (DI1 and DIA)	70,544,618	-	-	67,958,767	-	-
Foreign Currency	39,886,594	-	-	18,653,657	-	-
Indexes (3)	222,868	-	-	256,260	-	-
Treasury Bonds/Notes	9,425	-	-	-	-	-
Forward Contracts and Others	137,147,154	397,257	106,834	107,761,737	2,693,758	441,148
Purchased Commitment	77,676,648	1,419,276	14,048,272	67,378,024	1,370,653	13,131,423
Currencies	66,831,905	1,419,276	2,582,326	59,711,695	1,370,653	13,077,412
Others	10,844,743	-	11,465,947	7,666,329	-	54,011
Sell Commitment	59,470,506	(1,022,019)	(13,941,438)	40,383,713	1,323,105	(12,690,275)
Currencies	51,044,289	(498,278)	(1,020,719)	39,905,187	1,323,327	(12,692,635)
Others	8,426,217	(523,741)	(12,920,719)	478,526	(222)	2,360

(1) Nominal value of the updated contracts.

(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P indexes.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Bank
										Notional
					By Counterparty			By Maturity		Trading Market
				03/31/2021	12/31/2020			03/31/2021		03/31/2021
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	40,957,639	173,673,923	166,106,718	380,738,281	317,619,156	49,476,351	89,116,675	242,145,255	89,111,405	291,626,876
Options	24,237,223	401,651	1,051,979,385	1,076,618,259	1,963,194,665	324,533,993	745,091,142	6,993,125	1,051,935,222	24,683,037
Futures Contracts	5,255,369	-	154,315,179	159,570,548	268,807,002	59,418,273	49,594,951	50,557,324	159,570,548	-
Forward Contracts and Others	63,646,280	63,173,242	10,319,452	137,138,974	102,561,361	60,079,476	48,815,748	28,243,750	2,369,786	134,769,188

										Consolidated
										Notional
					By Counterparty			By Maturity		Trading Market
				03/31/2021	12/31/2020			03/31/2021		03/31/2021
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	40,957,639	173,673,923	164,900,800	379,532,363	283,308,405	49,476,351	90,322,593	242,145,255	89,111,405	290,420,958
Options	24,237,223	401,651	1,051,997,766	1,076,636,640	2,043,286,079	324,533,993	745,109,523	6,993,125	1,051,935,222	24,664,656
Futures Contracts	5,255,369	-	154,316,040	159,571,409	270,258,562	59,418,273	49,595,812	50,557,324	159,571,409	-
Forward Contracts and Others	63,646,280	63,173,242	10,327,632	137,147,154	107,761,737	60,079,476	48,823,927	28,243,750	2,369,786	134,761,008

(1) Includes operations with B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges as counterparty.

(2) Includes values traded at B3.

(3) It consists of transactions that are included in registration chambers, in accordance with Bacen regulations.

IV) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with Bacen Circular 3,082 / 2002 and the following hedge accounting structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedge strategies consist of structures to protect against changes in market risk, receipts and interest payments related to recognized assets and liabilities.

The market risk hedge management methodology adopted by the Bank segregates transactions by the risk factor (eg, Real / Dollar exchange rate risk, interest rate fixed in Reais, Dollar exchange rate risk, inflation, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with pre-established internal limits.

To protect the variation of market risk in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts related to fixed-rate assets and liabilities.

The Bank applies the market risk hedge as follows:
• Designates Foreign Currency + Coupon swaps versus% CDI and Pre-Real Interest Rate or contracts Dollar futures (DOL, DDI / DI) as a derivative instrument in Hedge Accounting structures, having as object item foreign currency loan operations.

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the portfolio of Financial Assets available for sale. To manage this mismatch, the entity contracts DI futures on the Stock Exchange and designates them as a hedge accounting instrument.

• The Bank has a risk to the IPCA index generated by debentures in the securities portfolio available for sale. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the stock exchange and designates them as a protection instrument in a Hedge Accounting structure.

• Santander Leasing has a fixed interest rate risk generated by government bonds (NTN-F) in the securities portfolio available for sale. To manage this mismatch, the entity contracts interest swaps and designates them as a protection instrument in a Hedge Accounting structure.

• The Bank has a pre-fixed interest rate risk on liabilities through issuance of real estate letters of credit (LCI). To manage this mismatch, the entity contracts DI futures on the Stock Exchange and designates them as a hedge accounting instrument.

In market risk hedges, the results, both on hedge instruments and on the objects (attributable to the type of risk being protected) are recognized directly in the income for the period.

IV.II) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes exchange rates for unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• It contracts fixed-rate asset swaps and liabilities in foreign currency and designates them as a hedging instrument in a Cash Flow Hedge structure, with the object of foreign currency loan operations negotiated with third parties through offshore agencies and government bonds. Brazilian foreign debt held to maturity.

• It contracts Dollar futures or DDI + DI (Synthetic Dollar Futures) futures and designates them as a protection instrument in a Cash Flow Hedge structure, having as object item the Bank's credit portfolio in Dollars and Promissory Notes in securities portfolio available for sale.

• The Bank has a portfolio of assets indexed to the Euro and traded at the offshore branch. In the transaction, the value of the asset in Euro will be converted to Dollar at the rate of the transaction's foreign exchange contract. Upon conversion, the principal amount of the transaction, already expressed in dollars, will be adjusted by a floating or fixed rate. The assets will be hedged with Swap Cross Currency in order to transfer the risk in Euro to LIBOR + Coupon.

• Banco RCI Brasil SA has hedge operations whose purpose is to raise funds with financial bills (LF), bills of exchange (LC) and Interbank deposit certificates (CDI) indexed to CDI and uses interest rate swaps to make pre-fixed funding and predictability of future cash flows.

In cash flow hedge, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the equity valuation adjustments item until the forecasted transactions occur, when that portion is recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. As of March 3, 2021 and March 31, 2020, no results were recorded for the ineffective portion.

												Bank
						03/31/2021						12/31/2020
Strategies	Adjustment to Fair Value		Accounting Value		Notional		Adjustment to Fair Value		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Futures Contracts	-	-	55,543,158	58,436,195	41,455,470	58,436,195	-	-	45,331,727	46,649,331	46,178,734	30,985,609
Securities Hedge	-	-	55,543,158	58,436,195	41,455,470	58,436,195	-	-	45,331,727	46,649,331	46,178,734	30,985,609
Cash Flow Hedge
Swap Contracts	241,851	299,210	6,635,810	6,848,665	5,656,026	6,215,155	-	-	6,786,840	6,622,857	5,316,632	4,502,378
Securities Hedge	199,262	255,724	1,419,078	1,565,453	1,419,078	1,565,453	-	-	1,302,666	1,428,053	1,302,666	1,428,053
Funding Hedge	42,589	43,489	5,216,732	5,283,211	4,236,948	4,649,702	-	-	5,484,174	5,194,804	4,013,966	3,074,325
Futures Contracts	-	-	25,887,826	20,871,296	25,887,826	20,871,296	-	-	23,447,934	19,500,234	23,447,934	19,333,230
Credit Operations Hedge	-	-	25,887,826	20,871,296	25,887,826	20,871,296	-	-	23,447,934	19,500,234	23,447,934	19,333,230

												Consolidated
						03/31/2021						12/31/2020
Strategies	Adjustment to Fair Value		Accounting Value		Notional		Adjustment to Fair Value		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Futures Contracts	-	-	55,543,158	58,436,195	41,455,470	58,436,195	-	-	45,331,727	46,649,331	46,178,734	30,985,609
Securities Hedge	-	-	55,543,158	58,436,195	41,455,470	58,436,195	-	-	45,331,727	46,649,331	46,178,734	30,985,609

Cash Flow Hedge
Swap Contracts	241,851	299,210	6,635,810	6,848,665	5,656,026	6,215,155	-	-	6,786,840	6,622,857	5,316,632	4,502,378
Securities Hedge	199,262	255,724	1,419,078	1,565,453	1,419,078	1,565,453	-	-	1,302,666	1,428,053	1,302,666	1,428,053
Funding Hedge	42,589	43,489	5,216,732	5,283,211	4,236,948	4,649,702	-	-	5,484,174	5,194,804	4,013,966	3,074,325
Futures Contracts	-	-	25,887,826	20,871,296	25,887,826	20,871,296	-	-	23,447,934	19,500,234	23,447,934	19,333,230
Credit Operations Hedge	-	-	25,887,826	20,871,296	25,887,826	20,871,296	-	-	23,447,934	19,500,234	23,447,934	19,333,230

(*) The Bank has cash flow hedge strategies, the objects of which are assets in its portfolio, which is why we have shown the passive side of the respective instruments. For structures whose instruments are futures, we show the balance of the notional, recorded in a memorandum account.

(1) Credit amounts refer to lending operations and lending operations to passive operations.

					Bank					Consolidated
				03/31//2021	12/31/2020				03/31//2021	12/31/2020
	Up to 3	From 3 to	Above			Up to 3	From 3 to	Above
Strategies	Months	12 Months	12 Months	Total	Total	Months	12 Months	12 Months	Total	Total
Market Risk Hedge
Futures Contracts	4,585,532	4,755,390	49,095,273	58,436,195	30,985,609	4,585,532	4,755,390	49,095,273	58,436,195	30,985,609
Securities Hedge	4,585,532	4,755,390	49,095,273	58,436,195	30,985,609	4,585,532	4,755,390	49,095,273	58,436,195	30,985,609

Cash Flow Hedge
Swap Contracts	1,565,453	-	-	1,565,453	1,428,053	2,846,506	1,411,940	2,590,218	6,848,665	4,502,378
Securities Hedge	1,565,453	-	-	1,565,453	1,428,053	1,565,453	-	-	1,565,453	1,428,053
Funding Hedge					-	1,281,053	1,411,940	2,590,218	5,283,211	3,074,325
Futures Contracts	-	20,871,296	-	20,871,296	19,333,230	-	20,871,296	-	20,871,296	19,333,230
Credit Operations Hedge (2) (3)	-	20,871,296	-	20,871,296	19,333,230	-	20,871,296	-	20,871,296	19,333,230

At the Bank and Consolidated, the mark-to-market effect of swap and future asset contracts corresponds to a credit in the amount of R$ 176,392 (12/31/2020 - R$ 11,528) and is recorded in equity, net of tax effects, of which R$ 79,619 will be realized against revenue in the next twelve months.

V) Credit Derivatives Information

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives refer to the exchange of the return of the reference obligation by a cash flow and in which, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the restated amount and the fair value (market value) of the reference obligation on the settlement date of the agreement.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

				Bank/Consolidated
				Valor Nominal
		03/31/2021		12/31/2020
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	4,067,785	569,730	3,483,628	519,670
Total	4,067,785	569,730	3,483,628	519,670

Amount related to the premium paid on CDS for use as guarantee (risk transfer) in the amount of R$1.651 (12/31/2020 - R$1,506).

The effect on the PLE of the risk received was R$1.183 (12/31/2020 - R$6,985).

During the period there was no occurrence of a credit event related to taxable events provided for in the contracts.

		03/31/2021		12/31/2020
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	4,637,515	4,637,515	4,003,298	4,003,298
Per Risk Classification: Below Investment Grade	4,637,515	4,637,515	4,003,298	4,003,298
Per Reference Entity: Brazilian Government	-	-	4,003,298	4,003,298

VI) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities.

		Bank		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Financial Literature of the Treasury - LFT	3,224,365	3,702,213	3,727,829	4,363,665
National Treasury Bills - LTN	6,720,481	6,155,275	6,804,652	6,155,275
National Treasury Notes - NTN	2,967,734	2,814,273	2,967,734	2,814,273
Total	12,912,580	12,671,761	13,500,215	13,333,213

7.     Interbank Accounts

The amount of interbank accounts is composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses payment transactions (assets and liabilities position).

8.     Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Lending Operations	290,932,552	279,580,267	351,861,843	338,110,717
Loans and Discounted Titles	186,349,734	179,058,116	187,915,206	179,172,031
Financing	42,405,709	41,034,126	101,769,528	99,450,661
Rural and Agroindustrial - Financing	13,835,704	13,659,898	13,835,704	13,659,898
Real Estate Financing	48,341,405	45,828,127	48,341,405	45,828,127
Leasing Operations	-	-	2,499,933	2,471,384
Advances on Foreign Exchange Contracts (1)	7,382,671	6,310,254	7,382,671	6,310,254
Other Receivables (2)	59,772,832	61,569,706	62,993,279	64,758,539
Credits for Honored Sureties and Guarantees	193,800	228,754	449,800	228,754
Income Receivable from Advances Granted - Foreign Exchange Portfolio	139,337	150,513	139,337	150,513
Other Assets	59,439,695	61,190,439	62,404,142	64,379,272
Total	358,088,055	347,460,227	424,737,726	411,650,894

(1) Advances on foreign exchange contracts are classified as a reduction in other obligations.

(2) Debtors for the purchase of securities and assets and securities and receivables (Note 11).

Sale or Transfer Operations of Financial Assets

According to CMN Resolution nº 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

At the Bank and Consolidated, during the quarter ended March 31, 2021, credit assignment operations were carried out without recourse in the amount of R$ 6,851 (12/31/2020 - R$ 1,417,146) and were represented, substantially, by discounted loans and securities, and of this amount, having no values of this amount with a Group company.

During the quarter ended March 31, 2021, credit provision was made in full, without recourse, in the amount of R$ 133,000 in the Bank and in the Consolidated relating to credit operations at loss, with third parties, without involving Group companies.

(ii) With Substantial Retention of Risks and Benefits

In December 2011, the Bank assigned credits with recourse to real estate financing in the amount of R$ 688,821, maturing in October 2041. On March 31, 2021, the present value of the assigned operations is R$ 51,710 (12/31/2020 - R $ 55,284).

These assignment transactions were carried out with a co-obligation clause, and compulsory repurchase is expected in the following situations:

•         Contracts in default for a period exceeding 90 consecutive days;

•         Contracts subject to renegotiation;

•         Contracts subject to portability in accordance with CMN Resolution nº 3,401/2006; and

•         Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer, cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Overdue	5,822,579	5,015,638	6,533,359	5,842,250
Due to:
Up to 3 Months	103,029,021	101,913,270	114,820,530	111,058,613
From 3 to 12 Months	85,064,407	80,400,014	109,288,898	100,998,401
Over 12 Months	164,172,048	160,131,305	194,094,939	193,751,630
Total	358,088,055	347,460,227	424,737,726	411,650,894

c) Loan Portfolio by Business Sector

		Bank		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Private Sector	357,089,200	346,441,422	423,737,743	410,630,891
Industry	70,592,505	65,984,136	71,754,111	67,264,749
Commercial	44,564,975	43,967,769	48,847,861	47,902,610
Financial Institutions	2,049,456	2,140,177	2,055,538	2,157,962
Services and Other (1)	59,295,437	58,085,560	63,779,324	60,971,259
Individuals	175,624,164	172,102,567	232,250,492	228,089,977
Credit Cards	35,069,825	37,427,267	35,069,825	37,427,267
Mortgage Loans	46,472,767	43,993,132	46,472,767	43,993,132
Payroll Loans	48,311,965	47,029,722	48,311,965	47,029,722
Financing and Vehicles Lease	2,281,208	2,249,094	56,254,108	55,874,243
Others (2)	43,488,399	41,403,352	46,141,827	43,765,613
Agricultural	4,962,663	4,161,213	5,050,417	4,244,334
Public Sector	998,855	1,018,805	999,983	1,020,003
State	395,962	399,669	395,963	399,669
Municipal	602,893	619,136	604,020	620,334
Total	358,088,055	347,460,227	424,737,726	411,650,894

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

d) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

													Bank
							03/31/2021						12/31/2020
	%	Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	171,052,805	-	171,052,805	-	-	-	162,569,532	-	162,569,532	-	-	-
A	0.5%	97,596,899	-	97,596,899	487,984	138,707	626,691	98,084,064	-	98,084,064	490,420	331,959	822,379
B	1.0%	32,614,451	2,504,204	35,118,655	351,187	589,586	940,773	31,497,816	1,989,791	33,487,607	334,876	572,154	907,030
C	3.0%	22,607,105	2,172,882	24,779,987	743,400	1,586,137	2,329,537	23,128,620	1,789,539	24,918,159	747,545	1,561,868	2,309,413
D	10.0%	8,275,483	2,483,223	10,758,706	1,075,871	1,855,253	2,931,124	8,215,630	1,943,697	10,159,327	1,015,933	1,763,634	2,779,567
E	30.0%	2,033,820	1,572,466	3,606,286	1,081,885	571,381	1,653,266	2,254,334	1,547,171	3,801,505	1,140,451	600,261	1,740,712
F	50.0%	1,844,461	1,366,352	3,210,813	1,605,407	503,817	2,109,224	1,831,369	1,335,331	3,166,700	1,583,350	503,804	2,087,154
G	70.0%	1,629,629	1,196,460	2,826,089	1,978,262	626,791	2,605,053	1,771,853	1,069,343	2,841,196	1,988,837	764,272	2,753,109
H	100.0%	2,936,219	6,247,488	9,183,707	9,183,707	-	9,183,707	3,390,140	5,045,940	8,436,080	8,436,080	-	8,436,080
Total		340,590,872	17,543,075	358,133,947	16,507,703	5,871,672	22,379,375	332,743,358	14,720,812	347,464,170	15,737,492	6,097,952	21,835,444

													Consolidated
							03/31/2021						12/31/2020
		Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	% Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	183,591,117	-	183,591,117	-	-	-	174,672,176	-	174,672,176	-	-	-
A	0.5%	137,917,579	-	137,917,579	689,588	138,707	828,295	136,895,625	-	136,895,625	684,478	331,960	1,016,438
B	1.0%	38,232,406	3,859,257	42,091,663	420,917	589,586	1,010,503	37,161,806	2,947,768	40,109,574	401,096	572,154	973,250
C	3.0%	23,857,471	3,472,391	27,329,862	819,896	1,594,950	2,414,846	24,491,130	2,742,311	27,233,441	817,002	1,575,498	2,392,500
D	10.0%	8,763,244	3,128,987	11,892,231	1,189,223	2,023,554	3,212,777	8,768,027	2,459,727	11,227,754	1,122,775	1,927,260	3,050,035
E	30.0%	2,122,422	2,024,288	4,146,710	1,244,013	667,508	1,911,521	2,374,369	2,124,173	4,498,542	1,349,562	704,758	2,054,320
F	50.0%	1,898,036	1,725,024	3,623,060	1,811,530	582,349	2,393,879	1,929,261	1,868,256	3,797,517	1,898,759	578,271	2,477,030
G	70.0%	1,714,254	1,451,811	3,166,065	2,216,245	715,024	2,931,269	1,848,376	1,366,129	3,214,505	2,250,153	848,059	3,098,212
H	100.0%	3,298,579	7,726,754	11,025,333	11,025,334	-	11,025,334	3,661,255	6,344,449	10,005,704	10,005,704	-	10,005,704
Total		401,395,108	23,388,512	424,783,620	19,416,745	6,311,678	25,728,424	391,802,025	19,852,813	411,654,838	18,529,529	6,537,960	25,067,489

(1) Includes installments falling due and overdue.

(2) The additional provision is constituted based mainly on the expectation of realization of the credit portfolio, in addition to the minimum required by the current regulation.

(3) The total loan portfolio includes the amount of R$ 45,894 (12/31/ 2020- R $ 3,944) at the Bank and R $ 45,894 (12/31/ 2020- R$ 3,944) at Consolidated, referring to the adjustment to market value credit operations that are subject to protection, registered in accordance with article 5 of Bacen Circular Letter 3,624 of December 26, 2013 and that are not included in the note on risk levels (Note 6.b.VI.a).

e) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 a 03/31/2021	01/01 a 03/31/2020	01/01 a 03/31/2021	01/01 a 03/31/2020
Opening Balance	21,835,444	18,661,967	25,067,489	21,408,092
Allowances Recognized	2,835,477	2,850,453	3,376,842	3,586,383
Write-offs	(2,291,546)	(2,480,501)	(2,715,907)	(3,290,964)
Closing Balance	22,379,375	19,031,919	25,728,424	21,703,511
Recoveries Credits (1)	661,909	424,320	752,747	512,538

f) Renegotiated Credits

		Bank		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Renegotiated Credits	18,325,230	18,197,875	22,880,728	22,987,914
Allowance for Loan Losses	(9,772,544)	(9,196,227)	(11,047,601)	(10,411,547)
Percentage of Coverage on Renegotiated Credits	53.3%	50.5%	48.3%	45.3%

g) Loan Portfolio Concentration

				Consolidated
		03/31/2021		12/31/2020
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	8,596,956	1.6%	6,782,322	1.3%
10 Largest	40,881,272	7.6%	33,571,246	6.5%
20 Largest	62,873,047	11.7%	54,105,883	10.5%
50 Largest	100,596,040	18.7%	89,753,598	17.4%
100 Largest	131,635,660	24.4%	119,028,823	23.1%

(1) Includes installments of credit to builders/developers.

(2) Refers to debentures, promissory notes and certificates of real estate receivables – CRI.

(3) Refers to credit of derivatives risk.

9.     Other Financial Assets

	Bank
	31/03/2021	31/12/2020
	Total	Total
Foreign Exchange Portfolio	64,837,128	91,438,544
Trading and Intermediation of Values	4,993,133	3,824,827
Interbank Accounts	80,104,034	75,810,738
Receipts and Payments Pending Settlement	-	728
Credits for Avals and Sureties Honored	193,800	228,754
Total	150,128,095	171,303,591

	Consolidated
	31/03/2021	31/12/2020
	Total	Total
Foreign Exchange Portfolio	64,837,128	91,438,544
Trading and Intermediation of Values	8,713,174	6,859,624
Interbank Accounts	80,347,922	91,368,033
Receipts and Payments Pending Settlement	-	728
Credits for Avals and Sureties Honored	273,154	51,583
Total	154,171,378	189,718,512

10.   Tax Assets and Liabilities

a) Deferred Tax Assets

a.1) Nature and Origin of Recorded Deferred Tax Assets

	Origins					Bank
			Balances on			Balances on
	03/31/2021	03/31/2020	12/31/2020	Recognition (4)	Realization	03/31/2021
Allowance for Loan Losses	39,555,540	38,275,701	17,224,066	1,256,031	(680,103)	17,799,994
Reserve for Legal and Administrative Proceedings - Civil	3,669,973	4,004,582	1,802,063	141,209	(291,784)	1,651,488
Reserve for Tax Risks and Legal Obligations	3,608,277	3,580,550	1,574,966	21,655	(9,177)	1,587,444
Reserve for Legal and Administrative Proceedings - Labor	5,613,044	5,345,668	2,405,551	243,602	(123,282)	2,525,871
Agio	122,945	127,511	57,380	-	(2,055)	55,325
Adjustment to Fair Value of Trading Securities and Derivatives (1)	3,624,934	4,643,314	2,208,244	480,861	(965,177)	1,723,928
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	1,715,586	414,355	197,057	618,833	-	815,890
Accrual for Pension Plan (2)	5,066,985	1,223,801	1,363,434	20,188	-	1,383,622
Profit Sharing, Bonuses and Personnel Gratuities	419,665	1,010,089	435,588	193,465	(448,591)	180,462
Other Temporary Provisions (3)	6,605,293	6,661,588	2,898,461	-	(6,583)	2,891,878
Total Deferred Tax Assets on Temporary Differences	70,002,242	65,287,159	30,166,810	2,975,844	(2,526,752)	30,615,902
Tax Losses and Negative Social Contribution Bases	11,550,248	12,023,746	5,407,013	-	(224,388)	5,182,625
Social Contribution Tax - Executive Act 2,158/2001	990,493	973,101	175,158	3,130	-	178,288
Balance of Deferred Tax Assets Recorded	82,542,983	78,284,006	35,748,981	2,978,974	(2,751,140)	35,976,815

	Origins					Consolidated
			Balances on			Balances on
	03/31/2021	03/31/2020	12/31/2020	Recognition (4)	Realization	03/31/2021
Allowance for Loan Losses	45,373,367	43,906,296	19,481,029	1,480,119	(832,048)	20,129,100
Reserve for Legal and Administrative Proceedings - Civil	3,913,212	4,245,130	1,893,379	156,719	(308,972)	1,741,126
Reserve for Tax Risks and Legal Obligations	5,957,206	5,916,470	2,482,770	27,785	(12,550)	2,498,005
Reserve for Legal and Administrative Proceedings - Labor	6,010,015	5,736,391	2,553,076	252,440	(134,503)	2,671,013
Agio	122,945	127,511	57,380	-	(2,055)	55,325
Adjustment to Fair Value of Trading Securities and Derivatives (1)	3,667,922	4,658,083	2,215,268	494,894	(965,790)	1,744,372
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	2,017,831	536,794	255,286	743,098	(38,754)	959,630
Accrual for Pension Plan (2)	5,108,092	1,263,205	1,377,669	20,297	(918)	1,397,048
Profit Sharing, Bonuses and Personnel Gratuities	506,386	1,173,768	492,880	207,133	(500,045)	200,199
Other Temporary Provisions (3)	7,541,335	7,517,488	3,233,165	42,895	(53,993)	3,222,593
Total Deferred Tax Assets on Temporary Differences	80,218,311	75,081,136	34,041,904	3,425,380	(2,848,474)	34,618,810
Tax Losses and Negative Social Contribution Bases	11,914,543	12,380,362	5,703,772	16,347	(243,573)	5,476,546
Social Contribution Tax - Executive Act 2,158/2001	990,493	973,101	175,158	3,130	-	178,288
Balance of Deferred Tax Assets Recorded	93,123,347	88,434,599	39,920,834	3,444,857	(3,092,047)	40,273,644

(1) Includes Deferred Tax Assets from IRPJ, CSLL, PIS and COFINS.

(2) Includes Deferred Tax Assets from IRPJ and CSLL, on adjustments to the employee benefit plan as mentioned in Note 3.n.

(3) Composed mainly of provisions of an administrative nature.

(4) Includes the effects of altering the CSLL rate for banks of any kind, according to Constitutional Amendment 103/19.

As of March 31, 2021, non-activated tax credits totaled R$ 40,785 (12/31/2020 - R$ 41,418) in the Consolidated.

The accounting record of Deferred Tax Assets in the financial statements of Santander Brasil was carried out at the rates applicable to the expected period of realization and is based on the projection of future results and on a technical study prepared under the terms of CMN Resolution No. 4.842 / 2020 and Resolution BCB No. 15.

a.2) Expected Realization of Deferred Tax Assets

						Bank
						03/31/2021
	Temporary Differences			Tax Loss - Carryforwards		Total
Year	IRPJ	CSLL	PIS/Cofins		CSLL 18%	Recorded
2021	1,418,230	1,151,672	121,299	2,949,125	178,288	5,818,614
2022	6,881,061	5,531,994	161,729	-	-	12,574,784
2023	6,127,824	4,923,720	40,432	217,455	-	11,309,431
2024	570,481	461,752	-	2,016,045	-	3,048,278
2025	1,104,322	826,036	-	-	-	1,930,358
2026 to 2030	683,481	567,925	-	-	-	1,251,406
Over 2031	24,413	19,531	-	-	-	43,944
Total	16,809,812	13,482,630	323,460	5,182,625	178,288	35,976,815

						Consolidated
						03/31/2021
	Temporary Differences			Tax Loss - Carryforwards		Total
Year	IRPJ	CSLL	PIS/Cofins		CSLL 18%	Recorded
2021	1,906,799	1,438,943	125,588	3,019,229	178,288	6,668,847
2022	7,535,571	5,915,962	167,450	61,974	-	13,680,957
2023	6,724,099	5,272,734	41,862	244,139	-	12,282,834
2024	778,233	573,263	-	2,043,307	-	3,394,803
2025	1,667,553	1,135,146	-	9,312	-	2,812,011
2026 to 2030	707,912	583,336	-	98,662	-	1,389,910
Over 2031	24,661	19,621	-	-	-	44,282
Total	19,344,828	14,939,005	334,900	5,476,623	178,288	40,273,644

Due to the differences between the accounting, tax and corporate criteria, the expectation of the realization of deferred tax assets should not be taken as an indication of the value of future results.

Based on CMN Resolution 4,818 / 2020 and BCB Resolution 2/2020, Tax Credits must be fully presented in the long term, for balance sheet purposes. The comparative balance as of March 31, 2020 was reclassified to maintain comparability.

a.3) Present value of deferred tax assets

The present value of the deferred tax assets recorded is R$ 34,190,091 (12/31/2020 - R$ 33,863,523) in the Bank and R$ 38,173,916 (12/31/2020 - R$ 37,749,808) in the Consolidated, calculated from according to the expected realization of temporary differences, tax loss, negative CSLL bases, Social Contribution 18% - MP 2,158 / 2001 and the average funding rate, projected for the corresponding periods.

b) Current and Deferred Tax Liabilities

		Bank		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020

Deferred Tax Liabilities	3,789,350	4,433,050	4,411,355	5,042,170
Provision for Taxes and Contributions on Income	166,260	22,562	790.568	214,506
Taxes Payable	609,823	933,223	797.405	2,051,704
Total	4,565,433	5,388,835	5,999,327	7,308,380

b.1) Nature and Origin of Deferred Tax Liabilities

	Origins					Bank
			Balances on			Balances on
	03/31/2021	12/31/2020	12/31/2020	Recognition	Realization	12/31/2020
Adjustment to Fair Value of Trading Securities and Derivatives (1)	9,263,684	10,099,545	1,626,237	-	(134,591)	1,491,646
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	13,324,682	16,595,256	2,672,182	-	(526,631)	2,145,551
Excess Depreciation of Leased Assets	21,555	21,619	5,405	-	(16)	5,389
Others	326,554	287,581	129,226	17,538	-	146,764
Total	22,936,475	27,004,001	4,433,050	17,538	(661,238)	3,789,350

	Origins					Consolidated
			Balances on			Balances on
	03/31/2021	12/31/2020	12/31/2020	Recognition	Realization	12/31/2020
Adjustment to Fair Value of Trading Securities and Derivatives (1)	9,996,407	11,020,439	1,594,178	62,308	(198,785)	1,689,756
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	13,324,682	16,595,256	2,672,182	-	(526,631)	2,145,551
Excess Depreciation of Leased Assets	1,335,119	1,287,745	318,336	25,115	(9,722)	333,729
Others	590,226	550,205	225,418	20,574	(3,675)	242,317
Total	25,246,434	29,453,645	5,042,169	107,997	(738,813)	4,411,353

(1) Includes IRPJ, CSLL, PIS and Cofins

b.2) Expected Realization of Deferred Tax Liabilities

				Bank
				3/31/2021
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/Cofins	Recorded
2021	691,129	551,812	133,362	1,376,303
2022	921,506	735,749	177,816	1,835,071
2023	237,846	188,822	44,454	471,122
2024	8,613	6,513	-	15,126
2025	8,164	6,512	-	14,676
2026 to 2030	40,819	32,563	-	73,382
After 2031	2,042	1,628	-	3,670
Total	1,910,119	1,523,599	355,632	3,789,350

				Consolidated
				3/31/2021
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/Cofins	Recorded
2021	898,375	589,825	136,913	1,625,113
2022	1,117,330	775,384	182,550	2,075,264
2023	299,956	202,931	45,639	548,526
2024	42,719	8,585	-	51,304
2025	13,932	7,409	-	21,341
2026 to 2030	49,578	35,969	-	85,547
After 2031	2,461	1,798	-	4,259
Total	2,424,351	1,621,901	365,102	4,411,354

c) Income Tax and Social Contribution

		Bank
	01/01 a 03/31/2021	01/01 a 03/31/2020
Income Before Taxes on Income and Profit Sharing	3,417,725	(6,911,746)
Profit Sharing (1)	(429,094)	(437,504)
Income Before Taxes	2,988,631	(7,349,250)
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (3)	(1,344,883)	3,307,163
Equity in Subsidiaries (2)	418,149	402,998
Nondeductible Expenses, Net of Non-Taxable Income	(456,486)	3,046
Exchange Variation - Foreign Branches	836,735	6,418,523
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	274,082	375,655
Other Adjustments Social Contribution Taxes 5% (4)	-	56,792
Other Adjustments, Including Profits Provided Abroad	260,349	573,613
Income and Social Contribution Taxes	(12,054)	11,137,790
Current Taxes	(180,905)	(248,124)
Income tax and social contribution for the period	(180,905)	(248,124)
Deferred Taxes	393,239	581,591
Constitution / realization in the period on temporary additions and exclusions - Result	393,239	581,591	581,591
Use of opening balances of:	(224,388)	-
Negative social contribution base	(94,699)	-
Tax loss	(129,689)	-
Constitution in the period on:	-	10,804,323
Negative social contribution base	-	4,802,283
Tax loss	-	6,002,040
Total deferred taxes	168,851	11,385,914
Income tax and social contribution	(12,054)	11,137,790

		Consolidated
	01/01 a 03/31/2021	01/01 a 03/31/2020
Income Before Taxes on Income and Profit Sharing	3,933,791	(6,310,398)
Profit Sharing (1)	(471,886)	(479,097)
Unrealized Income	217,493	168,757
Income Before Taxes	3,679,397	(6,620,738)
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (5)	(1,655,729)	2,979,332
Equity in Subsidiaries (2)	3,443	3,272
Nondeductible Expenses, Net of Non-Taxable Income	(457,029)	21,729
Exchange Variation - Foreign Branches	836,735	6,418,524
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	276,034	408,538
Interest on Capital	5,490	8,520
Effects of Change in Rate of CSLL (3)	108,091	64,378
Other Adjustments Social Contribution Taxes 5%	-	86,254
Other Adjustments, Including Profits Provided Abroad	262,582	615,872
Income and Social Contribution Taxes	(620,383)	10,606,419
Current Taxes	(858,639)	(872,628)
Income tax and social contribution for the period	(858,639)	(872,628)
Deferred Taxes	465,482	918,297
Constitution / realization in the period on temporary additions and exclusions - Result	465,482	918,297
Use of opening balances of:	(243,573)	(243,573)
Negative social contribution base	(94,699)	(36,506)
Tax loss	(148,874)	(45,632)
Constitution in the period on:	16,347	10,804,323
Negative social contribution base	4,157	4,802,283
Tax loss	12,190	6,002,040
Total deferred taxes	238,256	11,479,047
Income tax and social contribution	(620,383)	10,606,419

(1)  The basis of calculation is the net income, after IR and CSLL.

(2)  As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3)  Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9% and 15%.

(4)  Increase in the CSLL rate, as of March 2020, for an indefinite period.

Foreign Exchange Hedge of the Grand Cayman Branch, Luxembourg Branch

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are used mainly to raise funds in the international capital and financial markets, to supply the Bank with lines of credit that are extended to its clients for financing foreign trade and working capital (Note 12).

To cover exposure to exchange rate variations, the Bank uses derivatives and funding. According to Brazilian tax rules, the gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments were not taxable, but as of January 2021 they became taxable or deductible for the purposes of PIS / COFINS / IR / CSLL, while the gains or losses on derivatives used as hedging are taxable or deductible. The purpose of these derivatives is to protect the net income after tax.

Law 14.031 / 20, of July 28, 2020, determines that, as of January 2021, 50% of the foreign exchange variation of investments abroad must be computed in the determination of the real profit and in the calculation base of the Social Contribution on the Net Income (CSLL) of the investing legal entity domiciled in the country. As of 2022, the foreign exchange variation of investments abroad will be fully computed on the basis of the IRPJ and CSLL.

The different tax treatment of such exchange differences results in volatility in the operating result and in the tax expense accounts (PIS / COFINS) and income taxes (IR / CSLL), as shown below:

R$	01/01 a 03/31/2021	01/01 a 03/31/2020
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency (1)	5,015,117	18,586,046
Result generated by derivative contracts used as hedge	(7,409,734)	(31,411,700)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	344,527	526,883
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	2,049,543	12,298,771

(1) Banco Santander maintained an investment in a foreign subsidiary called Santander Brasil, Establecimiento Financiero de Credito, S.A., which was dissolved and liquidated on December 15, 2020.

11.   Other Assets

		Bank		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Notes and Credits Receivable (Note 8,a)
Credit Cards	29,058,665	31,861,356	29,058,665	31,861,356
Receivables (1)	29,777,281	28,706,517	33,374,159	32,476,841
Escrow Deposits for:
Tax Claims	5,759,847	5,756,068	7,507,307	7,507,557
Labor Claims	1,720,494	1,978,893	1,834,277	2,144,435
Others - Civil	1,081,828	1,108,009	1,257,643	1,330,431
Contract Guarantees - Former Controlling Stockholders (Note 18,i) (2)	496	496	496	496
Recoverable Taxes	2,381,105	2,218,922	3,207,826	3,130,301
Reimbursable Payments	146,092	164,809	158,937	223,676
Salary Advances/Others	119,980	120,339	338,872	263,997
Employee Benefit Plan	330,072	291,012	401,991	361,149
Debtors for Purchase of Assets (Note 8,a)	603,749	622,564	657,382	687,565
Receivable from Affiliates	21,177	19,049	21,161	18,195
Income Receivable	2,576,738	2,546,048	2,406,936	2,356,322
Other Assets	1,741,186	1,809,180	1,962,346	2,131,653
Others	973,165	1,291,091	2,631,508	3,590,911
Total	76,291,875	78,494,353	84,819,506	88,084,885

(1)  It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

12.   Dependences Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is licensed under the Banks and Fiduciary Companies Act and is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands. The agency is therefore duly authorized to carry out banking business in the Cayman Islands and is currently engaged in fund raising business in the international banking and capital market to provide credit lines to Banco Santander, which are then extended to Banco Santander clients' for financing working capital and foreign trade. It also receives deposits in foreign currency from corporate clients and individuals and provides credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Brazilian Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman Agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

Subsidiary:

Banco Santander held a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, SA (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer products and services through an offshore entity that is not established in a favorably taxed jurisdiction.

On November 12, 2020, by decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A. (which had its corporate name changed to Santander Brasil, S.A.U.) was approved. The capital invested abroad was repatriated in November 2020. The deed for dissolution and liquidation of the company was registered with the Mercantile Registry of Madrid with effect on December 15, 2020. These activities are now carried out by the Bank's branch in Luxembourg.

	Grand Cayman Branch (3)		Luxembourg Branch (3)		Santander Brasil EFC (3)
	3/31/2021	12/31/2020	3/31/2021	12/31/2020	3/31/2021	12/31/2020
Assets	177,211,455	160,340,976	48,358,532	37,555,040	-	1,303
Current and Long-term Assets	177,211,455	160,340,976	48,358,264	37,554,771	-	1,303
Cash	6,148,617	10,992,918	1,638,251	1,116,505	-	1,253
Interbank Investments	51,894,341	38,123,942	1,584,894	8,542,030	-	-
Securities and Derivatives Financial Instruments	81,488,096	77,537,745	11,662,071	1,872,724	-	-
Lending Operations (1)	21,939,052	21,216,364	32,003,731	24,813,536	-	-
Foreign Exchange Portfolio	9,655,947	6,800,895	865,064	884,473	-	-
Others	6,086,402	5,669,112	605,253	325,503	-	50
Permanent Assets	-	-	268	269	-	-
Liabilities	177,211,455	160,340,976	48,359,352	37,555,040	-	1,303
Current and Long-term Liabilities	121,578,814	108,823,123	40,949,265	30,939,233	-	18
Deposits and Money Market Funding	29,814,942	31,461,468	5,146,323	4,161,763	-	-
Funds from Acceptance and Issuance of Securities	21,868,578	19,454,058	13,410,188	10,784,221	-	-
Debt Instruments Eligible to Compose Capital	14,621,611	13,119,659	-	-	-	-
Borrowings (2)	33,315,818	26,090,092	20,665,483	14,070,809	-	-
Foreign Exchange Portfolio	9,572,515	6,869,559	859,572	908,932	-	-
Others	12,385,350	11,828,287	867,698	1,013,508	-	18
Deferred Income	767	171	13,784	13,339	-	-
Stockholders' Equity	55,632,874	51,517,682	7,396,483	6,602,468	-	1,285

	01/01 a 03/31/2021	01/01 a 12/31/2020	01/01 a 03/31/2021	01/01 a 12/31/2020	01/01 a 03/31/2021	01/01 a 12/31/2020
Net Income	750,306	1,118,717	78,112	238,527	-	(22,285)

(1)  Refers mainly to lending and export financing operations.

(2)  Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3)  The functional currency is Real.

13.   Investments in Affiliates and Subsidiaries Subsidiary

a)     Scope of Consolidation

		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Controlled by Bank Santander
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Recuperação de Créditos Inadimplidos	1,464,627	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
Bank Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Bank RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
BEN Benefícios e Serviços S.A. (BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A	Tecnology	380	-	80.00%	80.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	238,886	-	100.00%	100.00%
Santander Brasil Tecnologia S.A.	Tecnology	45,371	-	100.00%	100.00%
Santander CCVM	Broker	14,067,673	14.067.673	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	481,196	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	85	-	78.58%	100.00%
Santander Tecnologia e Inovação Ltda.	Other Activities	5,045	-	100.00%	100.00%
Paytec Tecnologia em Pagamentos Ltda.	Other Activities	9,100		100.00%	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Bank PSA	Bank	105	-	-	50.00%
Bank Hyundai Capital Brasil S.A.	Bank	150,000	-	-	50.00%
Controlled by Santander Leasing
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	-	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,083	-	-	100.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	200	-	-	100.00%
Controlled by Paytec Tecnologia em Pagamentos Ltda..
Paytec Logística e Armazém Ltda.	Other Activities	100	-	-	100.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (atual denominação social da Gestora de Investimentos Ipanema S.A.)	Resources Management	11	-	-	100.00%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Other Activities	22,452	-	-	50.00%

		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Jointly Controlled Companies by Banco Santander
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	3.859	2.953	11,11%	11,11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito)	Credit Bureau	3.560	3.560	20,00%	20,00%
Campo Grande Empreendimentos Ltda.	Other Activities	255	-	25,32%	25,32%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S.A.	Other Activities	425.126.827	-	-	70,00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743.944	68.771	-	18,98%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros)	Insurance Broker	450	-	-	50,00%
Hyundai Corretora de Seguros Ltda.	Insurance Broker	1.000	-	-	50,00%
Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Other Activities	23.243	-	-	51,00%
Controlled by TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	540.631	-	-	100,00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	517.505	-	-	100,00%

Investment Funds Consolidated

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (4);

•         Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC) (1);

•         Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (2);

•         Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (3);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (4);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (5);

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;

•         Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (6).

•         Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (7); and

•         Verbena FCVS - Fundo de Investimento em Direitos Creditórios.

(1)     The carmaker Renault (not belonging to the Conglomerate Santander) sells its trade receivables to the Fund. This Fund buys only trade receivables from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Note 14) owns 100% of its subordinated shares.

(2)     Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The senior shares will have only one investor. Banco RCI Brasil S.A. holds 100% of subordinated shares.

(3)     Banco Santander was a creditor for certain overdue credit operations that had real estate as collateral. The operation for the recovery of these credits consists of the contribution of properties as collateral to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's quotas to Banco Santander, by means of a payment in payment of the aforementioned credit operations.

(4)     Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

(5)     Refers to a structure in which Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund. Atual Serviços de Recuperação de Creditos e Meios Digitais S.A. (current corporate name of Atual Companhia Securitizadora de Creditos Financeiros) (Note 2.b.1), a company controlled by Banco Santander, holds 100% of the shares in this fund.

(6)     This fund started to be consolidated in October 2017 and is indirectly controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.

(7)     This fund started to be consolidated in August 2020 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

b) Investment Composition

						Bank
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	03/31/2021	01/01 a 03/31/2021	03/31/2021	12/31/2020	03/31/2021	01/01 a 03/31/2020
Controlled by Banco Santander
Santander Leasing	5,747,950	61,938	4,516,774	4,583,567	48,672	43,175
Banco Bandepe S,A,	5,365,189	30,458	5,365,189	5,369,488	30,458	299
Santander Brasil EFC	-	-	-	41,636	(35,574)	(22,285)
Santander Corretora de Seguros	3,816,865	219,998	3,796,358	3,575,295	219,998	154,826
Getnet S,A,	-	-	-	2,071,772	56,220	132,636
Goodwill on the Acquisition of Residual Participation of Getnet S.A.				949.173
Atual Serviços de Recuperação de Créditos e Meios Digitais S,A,	1,792,643	34,049	1,774,106	1,740,057	34,049	22,977
Aymoré CFI	1,899,015	356,743	1,899,015	1,542,259	356,743	245,541
Sancap	983,438	47,844	983,438	1,041,810	47,844	(12,945)
Banco Olé Consignado	-	-	-	-	-	82,129
Bosan S,A	-	-	-	-	-	47,167
Santander CCVM	754,547	23,475	754,545	731,344	23,475	31,475
Banco RCI Brasil S,A,	1,508,651	27,429	601,815	560,648	10,942	22,853
Santander Brasil Consórcio	754,903	77,708	754,903	677,195	77,708	54,166
Others	2,692,186	43,545	1,323,896	1,252,546	58,687	93,538
Total			21,770,039	24,136,790	929,222	895,552

						Consolidated
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	03/31/2021	01/01 a 03/31/2021	03/31/2021	12/31/2020	03/31/2021	01/01 a 03/31/2020
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	702,638	93,234	133,361	123,924	17,696	1,853
Gestora de Crédito	122,659	(20,741)	24,532	28,680	(4,148)	(3,033)
Webmotors S.A.	217,599	7,853	152,319	146,822	5,497	8,351
Norchem Holdings	-	-	-	-	-	10
Norchem Participações	-	-	-	-	-	164
EBP	-	-	1,273	1,273	108	20
Goodwill Gira	-	-	9.511	-	-	-
Santander Auto	32,759	1,265	16,379	15,775	631	(260)
Hyundai Corretora de Seguros Ltda.	2,241	152	1,120	1,044	76	(44)
PSA Corretora	1,279	(254)	640	767	(127)	211
Others			(6,435)	(6,433)	(12,083)	-
Total			332,700	311,852	7,650	7,272

c)     Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

i) Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

Banco Santander (Brasil) SA (“Santander Brasil”) in continuation to the Material Facts disclosed on November 16, 2020, February 2, 2021 and February 25, 2021, informs its shareholders and the market in general that at the General Meeting Extraordinary Meeting held on March 31, 2021, the following were approved:

- the terms and conditions of the “Private Instrument of Protocol and Justification for the Partial Spin-Off of Banco Santander (Brasil) S.A. with Version of the Spun-off Portion for Getnet Acquirência e Serviços para Means of Payment S.A. (“Getnet”);

- the partial spin-off of Santander Brasil, which results in the segregation of the shares it owns, issued by Getnet, with a version of the spun-off portion to Getnet, pursuant to the Protocol and Justification of the Partial Spin-Off of Santander Brasil;

- as a result of the Spin-off, a reduction in the capital of Santander Brasil in the total amount of two billion reais, without the cancellation of shares, from Santander Brasil's share capital from fifty-seven billion reais to fifty-five billion reais.

ii) Execution of a contract for the Acquisition of Paytec Tecnologia em Payments Ltda. and Paytec Logística e Armazém EIRELI

On December 8, 2020, Banco Santander celebrated, with the partners and owners of Paytec Tecnologia em Payments Ltda. and Paytec Logística e Armazém Eireli (jointly "Paytec"), purchase and sale of quotas, transfer of ownership and other covenants, whereby, once the operation is completed, it will hold 100% of Paytec's share capital. Paytec acts as a logistics operator with national coverage and focused on the payments market. After the operation was approved by the Central Bank of Brazil, the operation was carried out on March 12, 2020, with Banco Santander now holding 100% of the share capital of Paytec companies.

iii) Dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A.

On November 12, 2020, by the decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, SA (whose name was changed to Santander Brasil, SAU), an offshore entity with headquarters in Spain, was approved , wholly owned by Banco Santander Brasil, which acted to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and to offer financial products and services. The capital invested abroad was repatriated in November 2020. The deed for dissolution and liquidation of the company was registered with the Mercantile Registry of Madrid with effect on December 15, 2020. These activities are now carried out by the Bank's branch in Luxembourg.

iv) Disposal of Norchem Holding e Negócios S.A. and Norchem Participações e Consultoria S.A.

On October 8, 2020, Banco Santander (Brasil) SA withdrew from the board of shareholders of Norchem Participações e Consultoria SA (NPC) and Norchem Holding e Negócios SA (NHN), by means of a capital reduction in the amount of R $ 19,950 and R $ 14,770, respectively, and consequent cancellation of the shares held by Banco Santander (Brasil) SA

v) Execution of an Agreement for the Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Pi Distribuidora de Titulos e Investimentos SA, which is indirectly controlled by Banco Santander, entered into an investment agreement and other covenants with the shareholders of Toro Controle e Participações SA (“Toro Controle”) which, once the operation is completed, will hold 60% of Toro Controle's share capital. Toro Controle is a holding company that ultimately controls Toro Corretora de Titulos e Valores Mobiliários Ltda. and Toro Investimentos S.A. (together “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities broker focused on the retail public. The completion of the transaction is subject to the signing of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

vi) Signing of the Agreement for the Acquisition of Equity Interest in Gira - Integrated Management of Receivables from Agronegócio S.A.

On August 11, 2020, Banco Santander entered into a share purchase agreement and other covenants with Gira - Integrated Management of Receivables of Agronegócio S.A. Gira is a technology company that operates in the management of agribusiness receivables and has a robust technological platform, capable of adding greater security to agricultural credit operations. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on January 8, 2020. With the completion of the transaction, Banco Santander now holds 80% of Gira's share capital.

vii) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing LTDA.

On March 24, 2020, the Bank acquired the shares representing the total share capital of Toque Fale Serviços de Telemarketing LTDA (“Toque Fale”) for the amount of R $ 1,099, corresponding to the equity value of the quotas in dated February 29, 2020, previously held by Getnet Adquirência e Serviços para Means of Payment SA and Auttar HUT Processamento de Dados LTDA. As a result, the Bank became a direct shareholder of Toque Fale and holder of 100% of its capital.

viii) Disposal of the equity interest held in Super Payments and Administração de Meios Eletrônicos S.A.

On February 28, 2020, the sale of the equity interest held in Super Payments and Administração de Meios Eletrônico SA was made to Superdigital Holding Company, SL a company indirectly controlled by Banco Santander, SA, of the shares representing Super's total share capital. Payments and Administration of Meios Eletrônico SA (“Superdigital”) for the amount of R $ 270 million. As a result, the Bank is no longer a shareholder of Superdigital.

ix) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. and its wholly-owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the purchase and sale negotiation of quotas representing the totality of Summer's share capital. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's share capital. Due to the Entity's sale plan in the short term, Summer was initially recorded as Non-Current Assets Held by the Sale, at its cost value. In June 2020, with the failure to execute the established plan, Summer became part of the scope of Banco Santander Consolidated Financial Statements.

x) Option to sell interest in Banco Olé Consignado S.A. and merger of Banco Olé Consignado S.A. and Bosan Participações S.A.

On March 14, 2019, the minority shareholder of Banco Olé Consignado SA (“Banco Olé”) formalized its interest in exercising the put option provided for in the Investment Agreement, entered into on July 30, 2014, for the sale of its interest in 40% in the share capital of Olé Consignado to Banco Santander (Brasil) SA (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all the shares issued by Bosan Participações S.A. (holding company whose only asset is shares representing 40% of Banco Olé's share capital).

On January 31, 2020, the Bank and the shareholders of Bosan Participações SA (“Bosan”) concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to the Bank and payment to sellers in the total amount of R $ 1,608,772. As a result, Banco Santander became, directly and indirectly, the holder of 100% of Banco Olé's shares.

On August 31, 2020, Banco Santander shareholders approved the merger, by the Bank, of Banco Olé Consignado SA and Bosan Participações SA The mergers did not result in an increase in the capital of Santander Brasil and are pending approval by the Central Bank of Brazil.

14.   Intangibles

				Bank
			03/31/2021	12/31/2020
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,351,348	(26,487,599)	863,749	1,876,197
Other Intangible Assets	9,609,743	(5,526,860)	4,082,883	4,220,582
Acquisition and Development of Software	5,602,322	(3,594,162)	2,008,160	2,100,607
Exclusivity Contracts for Provision of Banking Services	3,795,364	(1,909,566)	1,885,798	1,964,771
Others	212,057	(23,132)	188,924	155,203
Total	36,961,091	(32,014,459)	4,946,631	6,096,779

				Consolidated
			03/31/2021	12/31/2020
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,378,939	(26,373,015)	1,005,923	2,018,698
Other Intangible Assets	9,867,489	(5,718,090)	4,149,399	4,452,919
Acquisition and Development of Software	5,846,854	(3,753,447)	2,093,407	2,313,156
Exclusivity Contracts for Provision of Banking Services	3,795,364	(1,909,566)	1,885,798	1,964,771
Others	225,271	(55,077)	170,194	174,992
Total	37,246,428	(32,091,105)	5,155,323	6,471,617

(*) For the quarter ended March 31, 2021, and for the year 2020 there was no impairment.

15.   Funding

a) Opening of Equity Accounts

							Bank
						03/31/2021	12/31/2020
	Without Maturity	Up to 3 Months	From 3 to 12 Months		Over 12 Months	Total	Total
Deposits	103,800,027	102,508,567	83,407,519		96,445,734	386,161,847	392,471,480
Demand Deposits	40,050,835	-	-		-	40,050,835	42,236,911
Savings Deposits	63,673,888	-	-		-	63,673,888	63,306,504
Interbank Deposits	-	3,042,294	2,713,695		237,988	5,993,977	5,003,476
Time Deposits (1)	75,304	99,466,273	80,693,824		96,207,745	276,443,146	281,924,587
Other Deposits	-	-	-		1	1	2
Money Market Funding	-	122,960,616	10,819,183		38,183,067	171,962,866	159,971,460
Own Portfolio	-	119,942,423	2,067,906		9	122,010,338	101,687,723
Government Securities	-	107,750,666	1,955,076		-	109,705,742	90,892,803
Debt Securities in Issue	-	3,173	-		-	3,173	824
Others	-	12,188,584	112,830		9	12,301,423	10,794,096
Third Parties	-	3,018,193	-		-	3,018,193	6,283,007
Linked to Trading Portfolio Operations	-	-	8,751,277		38,183,058	46,934,335	52,000,730
Funds from Acceptance and Issuance of Securities	-	11,124,706	20,237,488		57,082,364	88,444,558	87,059,806
Foreign Exchange Acceptance Resources	-	-	102,131		-	102,131	101,493
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	7,053,108	14,409,088		29,015,992	50,478,189	54,340,629
Real Estate Credit Notes - LCI (1)	-	2,760,020	5,749,831	-	16,634,099	25,143,950	25,710,531
Agribusiness Credit Notes - LCA	-	2,713,050	4,103,025	-	7,312,759	14,128,834	14,746,831
Treasury Bills - LF (2)	-	1,580,038	4,216,216	-	4,417,693	10,213,948	12,749,911
Guaranteed Real Estate Credit Notes - LIG (3)	-	-	340,015	-	651,441	991,456	1,133,356
Securities Issued Abroad	-	3,203,080	5,055,063		27,020,743	35,278,886	30,233,240
Funding by Structured Operations Certificates	-	868,518	671,205		1,045,629	2,585,354	2,384,444
Borrowings and Onlendings	-	24,267,227	50,533,375		9,032,277	83,832,879	67,720,151
Foreign Borrowings	-	21,702,664	48,441,990		1,362,487	71,507,141	54,971,763
Import and Export Financing Lines	-	11,110,204	43,800,029		997,052	55,907,284	54,971,763
Other Credit Lines	-	10,592,460	4,641,961		365,435	15,599,856	-
Domestic Onlendings	-	2,564,563	2,091,385		7,669,790	12,325,738	12,748,388
Total	103,800,027	260,861,116	164,997,564		200,743,442	730,402,149	707,222,897

						Consolidated
					03/31/2021	12/31/2020
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	103,526,176	102,317,846	80,913,849	96,682,944	383,440,815	390,051,798
Demand Deposits	39,776,984	-	-	-	39,776,984	41,821,289
Savings Deposits	63,673,888	-	-	-	63,673,888	63,306,504
Interbank Deposits	-	2,712,572	212,393	3,075,217	6,000,182	5,145,425
Time Deposits (1)	75,304	99,605,274	80,701,456	93,607,726	273,989,760	279,778,578
Other Deposits	-	-	-	1	1	2
Money Market Funding	-	116,421,110	10,819,183	38,183,067	165,423,360	154,997,017
Own Portfolio	-	113,402,917	2,067,906	9	115,470,832	96,713,280
Government Securities	-	101,211,160	1,955,076	-	103,166,236	85,918,360
Debt Securities in Issue	-	3,173	-	-	3,173	824
Others	-	12,188,584	112,830	9	12,301,423	10,794,096
Third Parties	-	3,018,193	-	-	3,018,193	6,283,007
Linked to Trading Portfolio Operations	-	-	8,751,277	38,183,058	46,934,335	52,000,730
Funds from Acceptance and Issuance of Securities	-	10,415,966	17,748,419	42,562,060	70,726,445	70,627,767
Exchange Acceptances	-	83,177	376,329	758,482	1,217,988	1,175,794
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	7,557,961	15,109,783	31,708,525	54,376,269	57,668,252
Real Estate Credit Notes - LCI (1)	-	2,760,020	5,749,831	16,634,099	25,143,950	25,710,531
Agribusiness Credit Notes - LCA	-	2,713,050	4,103,025	7,312,759	14,128,834	14,746,831
Treasury Bills - LF (2)	-	2,084,891	4,916,912	7,110,226	14,112,029	16,077,534
Guaranteed Real Estate Credit Notes - LIG (3)	-	-	340,015	651,441	991,456	1,133,356
Securities Issued Abroad	-	1,906,310	1,591,102	9,049,424	12,546,836	9,399,277
Funding by Structured Operations Certificates	-	868,518	671,205	1,045,629	2,585,352	2,384,444
Borrowings and Onlendings	-	24,267,227	50,533,375	9,032,277	83,832,879	67,759,950
Domestic Borrowings	-	-	-	-	-	39,799
Foreign Borrowings	-	21,702,664	48,441,990	1,362,487	71,507,141	54,971,763
Import and Export Financing Lines	-	11,110,204	43,800,029	997,052	55,907,284	54,971,763
Other Credit Lines	-	10,592,460	4,641,961	365,435	15,599,856	-
Domestic Onlendings	-	2,564,563	2,091,385	7,669,790	12,325,738	12,748,388
Total	103,526,176	253,422,149	160,014,826	186,460,348	703,423,499	683,436,532

(1) Consider the maturities established in the respective applications, with the possibility of immediate withdrawal, in advance of their maturity.

(2) Letters of real estate credit are fixed income securities backed by real estate credits and guaranteed by mortgage or fiduciary alienation of real estate. As of March 31, 2021, they have a maturity between 2021 and 2027.

(3) The main characteristics of the financial bills are a minimum term of two years, a minimum nominal value of R$ 50 and an early redemption allowance of only 5% of the amount issued. As of March 31, 2021, they have a maturity between 2021 and 2026.

(4) Guaranteed Real Estate Bills are fixed income securities backed by real estate credits guaranteed by the issuer and a pool of real estate credits apart from the other assets of the issuer. As of March 31, 2021, they have a maturity between 2021 and 2023 (12/31/2020 - with a maturity between 2021 and 2023).

(5) Funding made under the Special Compulsory Liquidity line under Resolution 4,795 / 20.

At the Bank and Consolidated, the export and import financing lines are funds raised with financial institutions abroad, intended for investment in commercial foreign exchange transactions, related to discounting export bills and pre-financing for export and import, whose maturities are up to the year 2022 (12/31/2020 - up to the year 2024) and are subject to financial charges, corresponding to the exchange variation plus interest ranging from 0.85% to 2.0% per year (12/31 / 2020 - from 0.35% per year to 4.3% per year).

Country onlending obligations - official institutions incur financial charges corresponding to TJLP, exchange variation of the BNDES currency basket or exchange variation of the US dollar, plus interest, in accordance with the operational policies of the BNDES System.

b) Opening profit and loss accounts

		Bank		Consolidated
	01/01 to 03/31/2021	01/01 to 03/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020

Time Deposits (1) (2)	3,957,168	6,115,124	4,013,209	6,297,600
Savings Deposits	302,846	416,735	302,846	416,735
Interbank Deposits	28,242	51,050	31,695	42,744
Money Market Funding	1,114,049	2,704,876	1,085,235	2,646,575
Upgrade and Provisions Interest and Pension Plans and Capitalization	-	-	43,717	32,562
Others (3)	10,590,502	19,657,408	10,618,694	19,712,601
Total	15,992,807	28,945,193	16,095,396	29,148,817

(1) At the Bank and the Consolidated, includes the recording of interest in the amount of R$ 232,342 (2020 - R$ 909,392), referring to the issuance of Level I and II Eligible Debt Instrument (Note 20).

(2) Includes exchange variation expense in the amount of R$ 1,426,532 in the Bank and in the Consolidated (2020 - exchange variation expense in the amount of R$ 9,586 in the Bank and in the Consolidated).

(3) As of march 31, 2021 it includes an exchange variation expense in the amount of R$ 10,952,661 in the Bank and in the Consolidated (2020 - Exchange variation expense in the amount of R$ 22,189,857).

16.   Other Financial Liabilities

a)     Composition:

	Bank
	03/31/2021	12/31/2020
	Total	Total
Foreign Exchange Portfolio	56,766,859	84,875,959
Trading and Intermediation of Values	1,288,536	315,940
Debt Instruments Eligible to Compose Capital	14,621,611	13,119,660
Collected Taxes and Other	2,822,604	94,975
Third-Party Funds in Transit	1,724,043	25,223
Receipts and Payments Pending Settlement	4,748,327	4,831,517
Total	81,971,980	103,263,274

	Consolidated
	03/31/2021	12/31/2020
	Total	Total
Foreign Exchange Portfolio	56,766,859	84,875,959
Trading and Intermediation of Values	5,714,656	3,993,631
Debt Instruments Eligible to Compose Capital	14,621,611	13,119,660
Collected Taxes and Other	2,859,916	97,453
Third-Party Funds in Transit	1,724,043	435,173
Receipts and Payments Pending Settlement	4,748,327	4,831,517
Total	86,435,413	107,353,393

b)    Debt Instruments Eligible to Capital

The details of the balance of the item Debt Instruments Eligible to Capital referring to the issuance of equity instruments to compose Level I and Level II of the PR due to the Capital Optimization Plan, are as follows:

						Bank/Consolidated
					03/31/2021	12/31/2020
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (1)	Total	Total
Tier I (2)	November - 18	No Maturity (Perpetual)	$1.250	7,25%	7,326,718	6,554,451
Tier II (2)	November - 18	November - 28	$1.250	6,13%	7,294,893	6,565,209
Total					14,621,611	13,119,660

(1) Interest paid semi-annually, as of May 8, 2020.

(2) The issues were made through the Cayman Agency and there is no incidence of Income Tax at Source.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

17.   Other Payables – Other

		Bank		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Provision Technical for Capitalization Operations	-	-	3,334,347	3,178,674
Payables for Credit Cards	29,471,822	31,177,114	29,617,851	44,825,229
Provision for Tax Risks and Legal Obligations (Note 22.b) (2)	4,199,596	4,249,744	6,654,465	6,707,293
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 22.b) (2)	5,376,731	5,921,882	5,731,532	6,342,280
Provision for Financial Guarantees (Note 21.a)	328,801	-	328,801	255,179
Employee Benefit Plans (Note 34)	3,935,648	3,887,144	3,978,455	3,929,265
Payables for Acquisition of Assets and Rights	30,506	28,538	30,506	28,538
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 22.i) (b)	496	496	496	496
Accrued Liabilities
Personnel Expenses	1,348,163	1,718,919	1,512,545	1,990,309
Administrative Expenses	223,817	407,652	317,075	588,276
Others Payments	46,007	33,120	312,744	504,451
Creditors for Unreleased Funds	2,170,752	2,356,760	2,170,752	2,356,760
Provision of Payment Services	591,832	637,907	591,832	637,907
Suppliers	655,491	571,880	1,101,662	958,713
Others (1)	6,940,276	7,232,564	13,239,567	13,651,559
Total	55,591.978	59,725,759	68,861,872	87,544,024

(1) Includes impacts of the exchange variation referring to Notes.

a) Provision for Financial Guarantees

The classification of the guarantees operations for the constitution of provision is based on the estimate of the involved risk. It happens due to the quality evaluation process applied to the clients and operations, using statistical model based on quantitative and qualitative information or on specialized credit analyst, which allow them to be classified according their default probabilities, based on internal and market´s objective variables (bureaus), previously identified as predictive of default probability. After this evaluation, the operations are classified according to the provisioning ratings, having as reference the CMN Resolution nº 2,682/1999. Based on the results of this analysis, amounts related to operations’ coverage are registered as provision considering the type of the guarantee, according to the requirements of CMN Resolution nº 4,512/2016.

				Bank/Consolidated
		03/31/2021		12/31/2020
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	988,623	493	1,813,620	4,121
Linked to Bids, Auctions, Provision of Services or Execution of Works	6,135,069	8,993	5,602,994	5,403
Linked to the Supply of Goods	1,590,011	2,192	1,361,792	1,846
Linked to the Distribution of Securities by Public Offer	40,000	-	-	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	12,047,413	243,491	12,082,480	175,443
Other Guarantees	2,788,931	1,852	335,281	1,689
Other Bank Guarantees	17,180,867	35,322	16,532,462	33,055
Other Financial Guarantees	5,412,313	36,458	5,047,032	33,622
Total	46,183,227	328,801	42,775,661	255,179

Changes in Allowances for Financial Guarantees

		Bank/Consolidated
	01/01 a 03/31/2021	01/01 a 03/31/2020
Balance at Beginning	255,179	166,105
Constitution (Note 27)	77,250	5,043
Reversal (1) (Note 27)	(3,628)	(1,196)
Balance at End	328,801	169,952

(1) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

18.   Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

At the Bank and the Consolidated, on March 31, 2021 and March 31, 2020, contingent assets were not accounted for.

.b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Reserve for Tax Contingencies and Legal Obligations (Note 17)	4,199,596	4,249,744	6,654,465	6,707,293
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 17)	5,376,731	5,921,882	5,731,532	6,342,280
Labor	2,533,135	2,656,098	2,725,094	2,900,835
Civil	2,843,596	3,265,784	3,006,438	3,441,445
Total	9,576,327	10,171,626	12,385,997	13,049,573

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 a 03/31/2021			01/01 a 03/31/2020
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,249,744	2,656,098	3,265,784	4,346,769	3,216,008	2,963,877
Recognition Net of Reversal (1)	20,081	331,420	128,943	(8,703)	254,734	63,998
Inflation Adjustment	19,202	20,597	92,480	31,654	19,731	70,116
Write-offs Due to Payment	(89,431)	(474,981)	(643,611)	(13,264)	(218,121)	(120,858)
Balance at End	4,199,596	2,533,135	2,843,596	4,356,456	3,272,352	2,977,133
Escrow Deposits - Other Receivables	1,297,291	710,788	684,330	1,593,185	1,128,455	629,191
Escrow Deposits - Securities	4,559	3,210	831	8,353	20,126	19,294
Total Escrow Deposits (2)	1,301,850	713,998	685,161	1,601,538	1,148,581	648,485

						Consolidated
			01/01 a 03/31/2021			01/01 a 03/31/2020
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,707,293	2,900,835	3,441,445	6,630,722	3,517,431	3,222,557
Recognition Net of Reversal (1)	20,721	342,381	157,176	(16,351)	260,399	108,588
Inflation Adjustment	26,677	22,817	93,527	45,801	23,250	71,588
Write-offs Due to Payment	(100,226)	(540,939)	(685,710)	(15,199)	(236,750)	(172,960)
Balance at End	6,654,465	2,725,094	3,006,438	6,644,973	3,564,330	3,229,773
Escrow Deposits - Other Receivables	2,575,020	761,798	696,738	2,570,172	1,225,299	635,914
Escrow Deposits - Securities	5,476	3,210	831	9,252	20,126	19,294
Total Escrow Deposits (2)	2,580,496	765,008	697,569	2,579,424	1,245,425	655,208

(1) Tax risks include the constitution of provisions for taxes related to judicial and administrative proceedings and legal obligations, recorded in tax expenses, other operating income and other operating expenses and income tax and social contribution.

(2) Refer to the amounts of deposits in guarantees, limited to the amount of the provision and do not include deposits in guarantee related to possible and / or remote contingencies and appeal deposits.

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are parties to tax and social security, labor and civil lawsuits and administrative proceedings arising from the normal course of their activities.

Provisions were set up based on the nature, complexity and history of the actions and the loss assessment of the companies' shares based on the opinions of internal and external legal advisors. Banco Santander has a policy of fully provisioning the value at risk of the shares whose assessment is of probable loss. Legal obligations of a fiscal and social security nature have their amounts fully recognized in the financial statements.

Management understands that the provisions set up are sufficient to meet legal obligations and eventual losses arising from legal and administrative proceedings as follows:

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and Cofins - R$ 1,938,738 in the Bank and R$ 4,018,073 in the Consolidated (12/31/2020 - R$ 1,934,120 in the Bank and R$ 4,008,137 in the Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking remove the application of Law No. 9,718 / 1998, which changed the calculation basis of PIS and Cofins so that they were levied on all revenues of legal entities and not only those resulting from the provision of services and sale of goods. In relation to the Banco Santander case, on April 23, 2015, a decision by the Supreme Federal Court (STF) was published admitting the Extraordinary Appeal filed by the Federal Government regarding the PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Ministry regarding Cofins. Both appealed this decision, without any success, so that the claim related to Cofins is defined, prevailing the judgment of the Federal Regional Court of the 4th Region of August 2007, in favor of Banco Santander. Pending Banco Santander 's PIS, as well as the PIS and Cofins of other controlled companies, are still pending a final judgment.

Increase in the CSLL rate - R$ 114,751 in the Consolidated (12/31/2020 - R$ 114,449 in the Consolidated): Banco Santander and the subsidiaries filed lawsuits seeking to remove the increase in the CSLL rate imposed by MP 413/2008, converted in Law nº 11.727 / 2008. Financial institutions were previously subject to the 9% rate for CSLL, however, the new legislation established the rate of 15%, as of April 2008. In 2018, given the success rating and the unfavorable scenario in the Courts, we opted for the payment of the amounts discussed, except for the company Companhia de Crédito, Financiamento e Investimento Renault do Brasil (RCI), which remains pending judgment.

Main legal and administrative proceedings with a probable loss risk

Banco Santander and its subsidiaries are parties to legal and administrative proceedings related to tax and social security disputes, which are classified based on the opinion of the legal advisors, as a probable loss risk.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$ 927,420 (12/31/2020 - R$ 924,457) at the Bank and Consolidated: in May 2003, the Federal Revenue Service of Brazil issued an infraction notice at Santander Distribuidora de Titulos e Valores Mobiliários Ltda. (Santander DTVM) and another auto at Banco Santander (Brasil) SA The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during 2000, 2001 and 2002. The administrative process ended unfavorably for both companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. Said action was ruled groundless, which gave rise to the lodging of an Appeal. On December 8, 2020, the appeal was heard, maintaining the first degree sentence. Against this decision, a motion for clarification was filed. Based on the opinion of the legal advisors, a provision was set up to cover the loss considered probable in the lawsuit.

National Social Security Institute (INSS) - R$ 50,601 in the Bank and R$ 50,607 in the Consolidated (12/31/2020 - R$ 51,402 in the Bank and R$ 51,409 in the Consolidated): Banco Santander and the subsidiaries discuss the collection of administrative and judicial disputes social security contribution and education allowance on various amounts that, according to the opinion of legal advisors, do not have a salary nature.

Services Tax (ISS) - Financial Institutions - R$ 249,063 in the Bank and R$ 273,862 in the Consolidated (12/31/2020 - R$ 239,370 in the Bank and R$ 263,183 in the Consolidated): Banco Santander and the subsidiaries discuss the requirement administratively and judicially , by several municipalities, the payment of ISS on various revenues arising from operations that usually do not qualify as service provision. In addition, other actions involving ISS, classified as possible loss risk, are described in note 20.h.

f) Judicial and Administrative Proceedings of a Labor Nature

These are actions brought by the Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights that they understand due, in particular the payment of “overtime” and other labor rights, including processes related to retirement benefits.

For actions considered common and similar in nature, the provisions are recorded based on the historical average of the closed cases. Provisions for actions that do not fit the previous criterion are provisioned according to the individual assessment carried out, and the provisions are constituted based on the probable risk of loss, in law and in the jurisprudence in accordance with the assessment of loss made by the legal advisors.

Former Banespa employees. Action distributed in 1998 by the Banespa Retirees Association (AFABESP) requiring the payment of a semiannual bonus provided for in the Banespa regulations for approximately 8,400 ex-employees (retirees), according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. The bonus was not paid in 1994 and 1995 because the Banespa bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. The aforementioned clause was excluded from the regulation in 2001. The Regional Labor Court and the Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay the semiannual bonus for the 1996 period. The decision of the Federal Supreme Court (Supreme Federal Court, or “STF”) rejected the extraordinary appeal filed by Banco Santander. We have filed a rescissory action to reverse the decision in the main proceedings and suspend the procedural execution. The rescission action was dismissed in 2020 and an Extraordinary Appeal was filed with the STF, pending admissibility. Our legal advisors have classified the risk of loss as probable. The current court decision does not define a specific amount to be paid by those replaced, and the amounts must be determined in the regular settlement of the sentence.

As of March 31, 2021, the case is classified as a probable loss and the provision was recorded based on the estimated loss.

g) Judicial and Administrative Proceedings of a Civil Nature

These provisions are generally due to: (1) actions with a request for review of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) actions resulting from financing contracts, (3) enforcement actions; and (4) claims for damages. For civil lawsuits considered common and similar in nature, the provisions are recorded based on the historical average of the closed cases. Provisions for actions that do not fit the previous criterion are provisioned according to the individual assessment carried out, and the provisions are constituted based on the probable risk of loss, in law and in the jurisprudence in accordance with the assessment of loss made by the legal advisors.

The main lawsuits classified as probable loss risk are described below:

Indemnity Actions - Refers to indemnity for material and / or moral damage, related to the consumption relationship, mainly dealing with issues related to credit cards, direct consumer credit, current accounts, collection and loans and other matters. In cases related to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of the closed cases. Provisions for actions that do not fit the previous criterion are provisioned according to the individual assessment carried out, and the provisions are constituted based on the probable risk of loss, in law and in the jurisprudence in accordance with the assessment of loss made by the legal advisors.

Economic Plans - Refers to judicial discussions, which claim alleged inflationary purges resulting from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflation indexes supposedly due to Savings Accounts , Judicial Deposits and Time Deposits (CDBs). The lawsuits are provisioned based on the individualized assessment of loss made by the legal advisors.

Banco Santander is also a party to public civil actions on the same matter, filed by consumer protection entities, the Public Prosecutor's Office or the Public Defender's Office. The provision is set up only for cases with probable risk, based on requests for individual executions. The issue is still under analysis in the STF. There is jurisprudence in the STF in favor of banks regarding an economic phenomenon similar to that of savings, as in the case of the correction of time deposits (CDBs) and the corrections applied to contracts (tablita).

However, the STF's jurisprudence has not yet been consolidated on the constitutionality of the rules that changed Brazil's monetary standard. On April 14, 2010, the Supreme Court of Justice (STJ) decided that the deadline for filing public civil actions that discuss the purges is 5 years from the date of the plans, but this decision has not yet been decided. Thus, with this decision, most of the actions, as they were proposed after the 5-year period, will probably be dismissed, reducing the amounts involved. The STJ also decided that the term for individual savers to qualify for Public Civil Actions is also 5 years, counted from the final and unappealable sentence of the respective sentence. Banco Santander believes in the success of the arguments defended before these courts for their content and foundation.

At the end of 2017, the Federal Attorney's Office (AGU), Bacen, the Consumer Protection Institute (Idec), the Brazilian Savers Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to close the legal disputes over the Economic Plans.

The discussions focused on defining the amount that would be paid to each author, according to the balance in the booklet on the date of the plan. The total amount of payments will depend on the number of members, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the change in the indexes. The agreement term negotiated between the parties was approved by the STF.

In a decision issued by the STF, there was a national suspension of all cases that deal with the issue for the duration of the agreement, except for cases in final compliance with the sentence.

On March 11, 2020, the agreement was extended by means of an addendum, with the inclusion of actions that involve only the discussion of the Collor I Plan. Such extension has a term of 5 years and the approval of the terms of the addendum occurred on the 3rd June 2020.

Management considers that the provisions set up are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

h) Tax and Social Security, Labor and Civil Contingent Liabilities Classified as Possible Loss Risk

Tax and social security, labor and civil lawsuits and administrative proceedings are classified, based on the opinion of legal advisors, as a possible loss risk, and are therefore not provisioned.

Tax lawsuits with a possible loss classification totaled R $ 27,398 million in the Consolidated, the main processes being the following:

INSS on Profit Sharing or Results (PLR) - the Bank and its subsidiaries have legal and administrative proceedings arising from questions from tax authorities, regarding the collection of social security contributions on payments made as profit sharing. As of March 31, 2021, the amount was approximately R $ 6,132 million.

Services Tax (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss the requirement, by several municipalities, for the payment, by several municipalities, of the payment of ISS on various revenues resulting from operations that are not usually classified as service provision. As of March 31, 2021, the amount was approximately R $ 3,720 million.

Unapproved Compensation - the Bank and its affiliates discuss administrative and judicial proceedings with the Federal Revenue Service regarding the non-approval of tax compensations with credits resulting from overpayment or overpayment. As of March 31, 2021, the amount was approximately R $ 5,270 million.

Amortization of Banco Real's Goodwill -the Federal Revenue Service issued a tax assessment notice against the Bank to demand the payment of IRPJ and CSLL, including late payment charges, referring to the base period of 2009. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized in the accounts before its incorporation, could not be deducted by Banco Santander for tax purposes. The infraction notice was duly challenged and we are currently awaiting judgment by CARF. As of March 31, 2021, the amount was approximately R $ 1,443 million.

Losses on Credit Operations - the Bank and its subsidiaries contested the tax entries issued by the Federal Revenue of Brazil alleging the improper deduction of losses on credit operations from the calculation bases of the IRPJ and CSLL for allegedly not meeting the requirements of applicable laws. As of March 31, 2021, the amount was approximately R $ 1,467 million.

Use of CSLL Tax Loss and Negative Base -Tax assessment notices drawn up by the Brazilian Federal Revenue in 2009 for alleged undue compensation of CSLL tax loss and negative basis, as a consequence of tax assessments recorded in previous periods. Judgment is awaited at the administrative level. As of March 31, 2021, the amount was approximately R $ 1,074 million.

Amortization of Banco Sudameris' Goodwill - tax authorities drafted tax assessment notices to demand IRPJ and CSLL payments, including late payment charges, related to the tax deduction for the amortization of goodwill paid on the acquisition of Banco Sudameris, referring to the base period of 2007 to 2012. Banco Santander presented the respective administrative defenses, which were judged unfavorably. Currently, the lawsuits are awaiting judgment at CARF. As of March 31, 2021, the amount was approximately R $ 647 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor to ABN AMRO Brasil Dois Participações SA (AAB Dois Par) charging income tax and social contribution related to the fiscal year 2005. The Federal Revenue of Brazil claims that the capital gain on the sale of the shares of Real Seguros SA and Real Vida e Previdência SA by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0 The entry was challenged administratively based on the understanding that the tax treatment adopted in the transaction was in compliance with current tax legislation and the capital gain was duly taxed. The administrative proceeding closed unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt, the lawsuit is awaiting judgment. Banco Santander is responsible for any adverse outcome in this process as a former controller of Zurich Santander Brasil Seguros e Previdência S.A. On March 31, 2021, the amount was approximately R $ 489 million.

Labor claims with a possible loss classification totaled R $ 224 million in the Consolidated, excluding the process below:

Adjustment of Banesprev's Retirement Supplements by IGPDI - action filed in 2002 in the Federal Court by the Association of Retired Employees of the Bank of the State of São Paulo requesting the adjustment of the retirement supplement by the IGPDI for Banespa retirees who have been admitted until May 22 of 1975. The sentence granted the correction, but only in the periods when no other form of adjustment was applied. The Bank and Banesprev appealed this decision and the Appeals are still pending judgment. In Provisional Execution, calculations were presented by the Bank and Banesprev due to the exclusion of participants who, among other reasons, are listed as authors in other actions or have already had some type of adjustment. The amount involved is not disclosed due to the current procedural phase of the case and the potential to affect the progress of the lawsuit.

Liabilities related to civil lawsuits with a risk of possible loss totaled R $ 1,706 million in Consolidated, with the following main processes:

Indemnity Action from Banco Bandepe - related to the loan agreement under appeal by the Superior Court of Justice (STJ).

Indemnity Action Regarding Custody Services - provided by Banco Santander in its initial phase and without a judgment being rendered.

Action arising from Contractual Dispute - in the acquisition of Banco Geral do Comércio S.A. under appeal by the São Paulo State Court of Justice (TJSP).

i) Other Ex-Controllers Liability Lawsuits

Refer to tax, labor and civil lawsuits, in the amounts of R$ 0, R$ 0 and R$ 496 (12/31/2020 – R$ 0, R$ 0 and R$ 496) in the Bank and Consolidated, respectively, recorded in other payables (Note 17) under the responsibility of the former controlling shareholders of banks and acquired companies. Based on the contracts signed, these actions are guaranteed full reimbursement by the ex-controlling shareholders, whose respective rights were accounted for in other assets (Note 11).

19.   Stockholders’ Equity

a) Capital

According to the Bylaws, Banco Santander 's share capital may be increased up to the limit of authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase that exceeds this limit will require the approval of the shareholders.

At the Extraordinary Shareholders' Meeting held on March 31, 2021, it was approved in the context of the partial spin-off of Santander Brasil, which resulted in the segregation of the shares of its ownership issued by Getnet Adquirência e Serviços para Meios de Payment SA (“Getnet”), with version of the spun-off portion to Getnet, the reduction of Santander Brasil's share capital in the total amount of two billion reais, without the cancellation of shares, from Santander Brasil's share capital from fifty-seven billion reais to fifty-five billion reais.

The share capital, which is fully subscribed and paid in, is divided into registered and book-entry shares, with no par value.

						Thousands of Shares
			03/31/2021			12/31/2020
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	106,476	132,058	238,534	109,885	135,438	245,323
Foreign Residents	3,712,219	3,547,778	7,259,997	3,708,810	3,544,398	7,253,208
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(15,821)	(15,821)	(31,642)	(18,829)	(18,829)	(37,658)
Total Outstanding	3,802,874	3,664,015	7,466,889	3,799,866	3,661,007	7,460,873

b) Dividends and Interest on Capital

Statutory, shareholders are assured minimum dividends of 25% of net income for each year, adjusted in accordance with the legislation. Preferred shares are not entitled to vote and cannot be converted into common shares, but have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and capital reimbursement, without premium, in case of dissolution of the Bank.

Dividends were calculated and paid in accordance with the Brazilian Corporation Law.

Before the Annual Shareholders' Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earned profits, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully charged to the mandatory dividend.

CMN Resolution No. 4,885, of December 23, 2020, prohibits the institutions authorized to operate by the Central Bank of Brazil to remunerate their own capital above the highest of: i) 30% of the adjusted net profit under the terms of item I of article 20 of Law No. 6,404 / 76; or ii) minimum mandatory dividends established by article 202 of Law No. 6,404 / 76, including in the form of Interest on Equity, until December 31, 2020. The standard also prohibits the reduction of capital, except in specific situations, and the increase in the remuneration of its officers, administrators and members of the Board of Directors and the Fiscal Council.

Below, we present the distribution of dividends and Interest on Equity made on March 31, 2021 and December 31, 2020.

							12/31/2020
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1)(5)	890,000	113.7129	125.0842	238.7972	96.6560	106.3216	202.9776
Interest on Capital (2)(5)	770,000	98.3793	108.2172	206.5965	83.6224	91.9846	175.6070
Interest on Capital (3)(5)	1,000,000	127.7636	140.5400	268.3036	108.5991	119.4590	228.0580
Interest on Capital (4)(5)	665,000	84.9626	93.4589	178.4214	72.2182	79.4400	151.6582
Dividends (6)(5)	512,087	65,4257	71,9683	137,3940	65,4257	71,9683	137,3940
Total	3,837,087

(1) Deliberated by the Board of Directors on April 27, 2020, paid on June 24, 2020, without any remuneration as restatement.

(2) Deliberated by the Board of Directors on July 28, 2020, paid on September 25, 2020, without any remuneration monetary restatement.

(3) Deliberated by the Board of Directors on October 26, 2020, paid on December 23, 2020, without any remuneration to monetary restatement security.

(4) Deliberated by the Board of Directors on December 28, 2020, paid as of February 1, 2021, without any remuneration as monetary restatement.

(5) They were fully imputed to the minimum mandatory dividends to be distributed by the Bank for the fiscal year 2020.

(6) Deliberated by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any monetary restatement.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase; or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of stockholders remuneration.

d) Treasury Shares

At a meeting held on February 2, 2021, the Board of Directors approved, in continuity with the repurchase program that expired on November 4, 2020, a new repurchase program for Units and ADRs issued by Banco Santander, either directly or on its own. Cayman branch, for maintenance in treasury or for subsequent sale.

The Buyback Program covers the acquisition of up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which, on December 31, 2020, corresponded to approximately 1% of the Bank's share capital. As of December 31, 2020, Banco Santander had 355,661,814 common shares and 383,466,228 preferred shares outstanding.

The repurchase aims to (1) maximize the generation of value for shareholders through an efficient management of the capital structure; and (2) enable the payment of administrators, managerial employees and other employees of the Bank and of companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 3, 2021, ending on August 2, 2022.

		Bank/Consolidated
		Shares in Thousands
	03/31/2021	12/31/2020
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	18,829	16,702
Shares Acquisitions	6	5,052
Payment - Share-Based Compensation	(3,014)	(2,925)
Treasury Shares at Beginning of the Period	15,821	18,829
Subtotal - Treasury Shares in Thousands of Reais	707,999	$789,587
Issuance Cost in Thousands of Reais	1,771	$1,771
Balance of Treasury Shares in Thousands of Reais	709,770	$791,358

Cost/Share Price	Units	Units
Minimum Cost (*)	7.55	$7.55
Weighted Average Cost (*)	33.78	$33.24
Maximum Cost (*)	49.55	$49.55
Share Price	39.60	$44.83

(*) Considering since the beginning of operations on the stock exchange.

e) Minority Interest

	Stockholders’ Equity		Non Controlling Interest
	03/31/2021	12/31/2020	01/01 a 03/31/2021	01/01 a 03/31/2020
Banco RCI Brasil S.A.	906,834	844,805	16,486	(34,436)
Banco Hyundai Capital Brasil S.A.	167,233	162,010	5,222	(4,803)
Banco PSA	140,484	136,806	3,678	(3,658)
Rojo Entretenimento S.A.	7,002	7,087	(84)	(20)
Santander Leasing	-	-	-	(4)
GIRA	2,097	-	(44)	-
Total	1,223,650	1,150,708	25,258	(42,921)

20.   Related Parties

a) Key Management Personnel Compensation

The Bank's Board of Directors' Meeting held on March 26, 2021 approved, in accordance with the favorable recommendation of the Compensation Committee, the proposal for the maximum global compensation for the Directors (Board of Directors and Executive Board) for the year of 2021, in the amount up to R$ 433,940 (four hundred and thirty-three million, nine hundred and forty thousand reais), including fixed, variable and share-based compensation and other benefits. The proposal was the subject of a resolution at the Annual General Meeting (AGM) to be held on April 30, 2021.

a.1) Long Term Benefits

The Bank, as well as Banco Santander Espanha, as well as other subsidiaries in the Santander Group world, has long-term compensation programs linked to the performance of the market price of its shares, based on the achievement of goals.

a.2) Short Term Benefits

The following table shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as an expense in the quarters ended on March 31, 2021 and 2020, by Banco Santander and its subsidiaries to their Directors for the positions they occupy at Banco Santander and other companies of the Santander Conglomerate.

The amounts related to the Variable and Share-Based Compensation will be paid in the subsequent periods.

	01/01 to 03/31/2021	01/01 to 03/31/2020
Fixed Compensation	22,498	22,021
Variable Compensation - in cash	44,062	44,532
Variable Compensation - in shares	45,338	35,607
Others	12,460	11,594
Total Short-Term Benefits	124,359	113,754
Variable Compensation - in cash	62,310	64,916
Variable Compensation - in shares	64,488	46,597
Total Long-Term Benefits	126,799	111,513
Total	251,158	225,267

Additionally, in the first quarter of 2021, charges on Management's remuneration were paid in the amount of R$ 7,932 (2020 - R$ 29,162).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation and its benefits will be discontinued.

c) Lending Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6 and 7 of CMN Resolution nº 4,693/18, article 34 of Law 6,404/76 "Law of Corporations" and the Policy for Transactions with Related Parties of Santander published on the Investor Relations website, being considered related parties:

(1)            its controllers, natural or legal persons, under the terms of art. 116 of the Law of Corporations;

(2)            its directors and members of statutory or contractual bodies;

(3)            in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

(4)            natural persons with qualified equity interest in their capital;

(5)            corporate entities with qualified equity interest in their capital;

(6)            legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7)            legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

(8)            legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
						03/31/2021
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.8%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	5,058	0.1%	5,058	0.1%	10,116	0.1%
Others	357,645	9.4%	385,450	10.5%	743,095	9.9%
Total Outstanding	3,802,874	99.6%	3,664,015	99.6%	7,466,889	99.6%
Treasury Shares	15,821	0.4%	15,821	0.4%	31,642	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	357,645	9.4%	385,450	10.5%	743,095	9.9%

						Shares in Thousands
						12/31/2020
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
GES (1)	1,627,891	42.6%	1,539,863	41.8%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.07%	-	0.0%	2,696	0.0%
Directors (*)	4,034	0.11%	4,034	0.11%	8,067	0.1%
Others	355,662	9.3%	383,466	10.4%	739,128	9.8%
Total Outstanding	3,799,866	99.5%	3,661,007	99.5%	7,460,873	99.5%
Treasury Shares	18,829	0.5%	18,829	0.5%	37,658	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	355,662	9.3%	383,466	10.4%	739,128	9.9%

(1)  Companies of the Santander Spain Group.

(2)  Composed of Officials and Others.

(*)    None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related Party Transactions

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions included in the policy are carried out in view of the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors. The envisaged rules are also applied to all employees and managers of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are carried out in the normal course of business and under conditions of exchange, including interest rates, terms and guarantees, and do not involvee risks greater than the normal collection or have other disadvantages.

				Bank				Consolidated
	Assets	Income	Assets	Income	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
	03/31/2021	01/01 to 03/31/2021	12/31/2020	01/01 to 03/31/2020	03/31/2021	01/01 to 03/31/2021	12/31/2020	01/01 to 03/31/2020
Cash	1,155,610	-	12,913,526	-	1,155,610	-	12,896,899	-
Banco Santander Espanha (2)	1,044,259	-	2,475,959	-	1,044,259	-	2,459,332	-
Santander Bank, National Association	-	-	10,315,450	-	-	-	10,315,450	-
Others	111,351	-	122,117	-	111,351	-	122,117	-
Interbank Investments	88,239,876	785,057	74,635,984	1,098,801	9,098,588	704	-	6,820
Aymoré CFI (3)	47,053,912	592,288	45,970,236	621,766	-	-	-	-
Banco Santander Espanha (1)	9,098,588	704	-	6,793	9,098,588	704	-	6,820
Banco PSA	923,098	12,931	1,012,276	-	-	-	-	-
Banco RCI Brasil S.A. (3)	3,407,813	36,515	3,565,452	-	-	-	-	-
Bandepe(3)	24,548,894	111,109	21,429,296	123,160	-	-	-	-
Banco Olé Consignado	-	-	-	244,614	-	-	-	-
Others	3,207,571	31,510	2,658,724	102,468	-	-	-	-
Securities	2,779,062	17,315	312,469	3,810	1,134,279	15,806	-	-
Santander Leasing (3)	313,978	1,509	312,469	3,810	-	-	-	-
Apolo Fundo de Investimento em Direitos Creditórios	1,134,279	15,806	-	-	1,134,279	15,806	-	-
Verbena FCVS - Fundo de Investimento em Direitos Creditórios	1,330,805	-	-	-	-	-	-	-
Derivatives Financial Instruments - Net	(4,248,588)	48,050,471	(2,584,973)	1,317,028	(2,356,687)	48,009,711	(1,103,558)	(1,215,857)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (5)	(15,177)	(34,935)	(130,038)	(403,601)	(15,177)	(34,935)	(130,038)	(403,601)
Banco Santander Espanha (2)	(2,341,510)	48,044,547	(978,700)	(734,341)	(2,341,510)	48,044,547	(973,520)	(812,324)
Santander FI Amazonas (3) (Nota 2)	304,313	147,941	162,513	-	-	-	-	-
Santander FI Hedge Strategies (2) (Nota 2)	(1,623,481)	471,157	(1,052,385)	860,220	-	-	-	-
Santander Hermes Multi Créd Priv Infra Fundo de Invest	61,396	(14,587)	92,370	-	-	-	-	-
Santander FI Diamantina (3)	(634,129)	(563,751)	(678,733)	(1,242,149)	-	-	-	-
Bandepe	-	-	-	2,795,394	-	-	-	-
Key Management Personnel	-	99	-	68	-	99	-	68
Others	-	-	-	41,437	-	-	-	-
Interfinancial Relations	19,261,713	1,589	17,447,264	4,746	19,258,969	969	-	-
Getnet S.A. (Nota 12) (3) (7)	19,258,969	969	17,444,497	3,643	19,258,969	969	-	-
Santander Leasing (3)	2,744	620	2,767	1,103	-	-	-	-
Loan Operations	302,262	434	1,149,718	222	302,392	434	98,522	227
Getnet S.A. (3)	200,098	-	1,051,358	-	200,098	-	-	-
Gestora de Inteligência de Crédito	66,667	-	66,667	-	66,667	-	66,667	-
Loop Gestão de Pátios S.A.	11,441	-	11,966	-	11,441	-	11,966	-
Key Management Personnel	24,056	434	19,727	222	24,186	434	19,889	227
Dividends and Bonuses Receivables	210,244	-	260,899	-	113	-	18,568	-
Aymoré CFI(3)	176,537	-	176,537	-	-	-	-	-
Santander CCVM (3)	5,179	-	5,179	-	-	-	-	-
Bandepe (3)	863	-	855	-	-	-	-	-
Banco RCI Brasil S.A.(3)	1,887	-	20,536	-	-	-	-	-
Santander Brasil Tecnologia S.A. (3)	13,438	-	13,438	-	-	-	-	-
Santander Leasing (3)	3,507	-	3,507	-	-	-	-	-
Santander Corretora de Seguros (3)	5,459	-	5,459	-	-	-	-	-
Webmotors S.A(5)	-	-	-	-	-	-	18,455	-
Getnet S.A.(3)	-	-	29,488	-	-	-	-	-
Others	3,374	-	5,900	-	113	-	113	-
Trading Account	619,593	426	342,974	3,794	619,593	426	342,974	60,368
Banco Santander Espanha (2)	619,593	426	342,974	3,794	619,593	426	342,974	60,368
Foreign Exchange Portfolio - Net	9,871	(116,205)	(353,445)	947,852	9,871	(116,205)	(353,455)	947,852
Banco Santander Espanha (2)	9,871	(116,260)	(353,445)	947,824	9,871	(116,260)	(353,455)	947,824
Key Management Personnel	-	55	-	28	-	55	-	28
Income Receivable	964,363	461,003	892,761	484,281	964,363	727,118	915,137	546,516
Zurich Santander Brasil Seguros e Previdência S.A.(8)	882,655	400,556	835,680	427,308	882,655	666,671	858,056	489,543
Zurich Santander Brasil Seguros S.A.(8)	81,708	60,447	57,081	56,973	81,708	60,447	57,081	56,973
Receivables from Affiliates	21,603	142,701	20,353	14,291	5,416	4,389	13,681	3,289
Aymoré CFI (3)	-	85,823	-	-	-	-	-	-
Bandepe	-	-	-	78	-	-	-	-
Santander FI Diamantina (3)	1,888	9,595	1,604	-	-	-	-	-
Santander Brasil Gestão de Recursos Ltda.(4)	169	1,058	169	-	169	1,058	169	3,385
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	-	-	-	532	-
Santander Brasil Tecnologia S.A. (3)	-	244	-	-	-	-	-	-
Santander CCVM (3)	-	17,348	-	-	-	-	-	-
Gesban Servicios Administrativos Globales, S.L.	-	-	-	-	-	-	23	-
Santander Brasil Consórcio	558	9,066	419	-	-	-	-	-
Santander Corretora de Seguros (3)	-	8,400	-	-	-	-	-	-
Esfera Fidelidade S.A.	4,091	770	4,757	770	-	-	-	-
Banco Santander Espanha (2)	4,516	-	4,516	-	4,516	-	4,516	-
Santander Digital Assets, SL	-	-	-	-	-	-	8,105	-
Santander FI Hedge Strategies (3) (Nota 2)	8,505	1,710	6,795	1,354	-	-	-	-
Getnet S.A. (3) (7)	414	2,002	632	1,573	414	2,002	-	-
Santander Securities Services Brasil DTVM S.A. (4)	-	974	-	-	-	974	-	-
Others	1,462	5,711	1,461	10,516	317	355	336	(96)
Non Operating Income	-	-	-	168,588	-	-	-	168,588
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	168,588	-	-	-	168,588
Other Receivables - Others	2,108,723	29,690	1,452,382	102,269	2,094,385	119,452	1,486,386	22,392
Gesban Servicios Administrativos Globales, S.L.	-	-	-	-	-	-	1,486,341	8,006
Banco Santander Espanha (2)	2,094,317	-	1,444,376	-	2,094,385	-	-	(3)
Santander Capitalização S.A. (3)	10,482	17,326	4,416	89,771	-	-	-	-
Banco Santander International (4)	-	11,496	-	11,945	-	11,496	-	11,945
Santander Securities Services Brasil DTVM S.A. (4)	-	375	-	371	-	375	-	2,127
Santander Brasil Gestão de Recursos Ltda.(4)	-	-	-	-	-	-	-	-
Key Management Personnel	-	71	-	71	-	71	45	104
Others	3,924	422	3,590	111	-	107,510	-	213
Deposits	(24,799,367)	45,321	(23,503,316)	(632,837)	(904,538)	(3,594)	(946,054)	(12,857)
Bandepe	-	-	-	(606,318)	-	-	-	-
Santander Leasing (3)	(18,222)	(293)	(81,354)	-	-	-	-	-
Banco Santander Espanha (2)	(13,087)	-	(13,156)	-	(13,087)	-	(55,059)	-
Aymoré CFI (3)	(428,391)	(2,601)	(190,480)	-	-	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (8)	(42,109)	-	(64,836)	-	(42,109)	-	(64,836)	-
Zurich Santander Brasil Seguros S.A. (8)	(19,738)	-	(6,443)	-	(19,738)	-	(6,443)	-
Santander Brasil Gestão de Recursos Ltda.(4)	(336)	(2)	(335)	(2,032)	(336)	(2)	(335)	(2,032)
Fundo de Investimento Santillana (4)	(91)	-	(44)	(1,470)	(91)	-	(44)	(1,470)
Santander Brasil Tecnologia S.A. (3)	(87)	-	(780)	-	-	-	-	-
Banco RCI Brasil S.A. (3)	(160,176)	(1,343)	(226,046)	-	-	-	-	-
Santander Securities Services Brasil DTVM S.A. (4)	(594,136)	(3,012)	(581,543)	-	(594,136)	(3,012)	(581,543)	(5,549)
Getnet S.A. (3)	(10,182)	-	(242,291)	-	(10,182)	-	-	-
Santander FI Diamantina (3)	(22,992,097)	54,299	(21,416,222)	-	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	(5,437)	-	(36,390)	-	(5,437)	-	(36,390)	-
Key Management Personnel	(52,478)	(181)	(36,705)	(342)	(52,478)	(181)	(36,762)	(342)
Others	(462,800)	(1,546)	(606,591)	(22,675)	(166,944)	(399)	(164,642)	(3,464)
Repurchase Commitments	(8,798,929)	(47,756)	(7,160,549)	(72,382)	(2,346,680)	(8,934)	(2,186,105)	(13,907)
Santander FI Amazonas(4)	(757,188)	(2,852)	(501,984)	(1,063)	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	(1,806)	-	-	-	(1,806)
Santander Leasing (3)	(210,880)	(875)	(151,438)	(13,444)	-	-	-	-
Santander CCVM (3)	(193,412)	(925)	(202,222)	(1,082)	-	-	-	-
Santander FI SBAC (3)	(2,863,019)	(14,267)	(2,797,429)	(29,661)	-	-	-	-
Santander FI Guarujá (3)	(346,134)	(1,805)	(472,220)	(3,792)	-	-	-	-
Santander FI Diamantina (3)	(349,999)	(13,366)	(460,034)	(3,488)	-	-	-	-
Santander FI Unix (3)	(25,805)	21	(25,457)	(2,144)	-	-	-	-
Fundo de Investimento Santillana (4)	(2,346,170)	(8,915)	(2,186,104)	-	(2,346,170)	(8,915)	(2,186,104)	(12,094)
Pessoal Chave da Administração	(508)	(1)	-	(7)	(508)	(1)	-	(7)
Others	(1,705,814)	(4,771)	(363,661)	(15,895)	(2)	(18)	(1)	-
Funds from Acceptance and Issuance of Securities	(121,808)	(1,097)	(117,368)	(1,014)	(121,808)	(1,097)	(117,368)	(1,014)
Key Management Personnel	(121,808)	(1,097)	(117,368)	(1,014)	(121,808)	(1,097)	(117,368)	(1,014)
Loan and Onlendings	(17,105,858)	(14,536)	(10,401,564)	-	(17,105,858)	(14,536)	(10,401,564)	-
Banco Santander Espanha (2)	(17,105,858)	(14,536)	(10,401,564)	-	(17,105,858)	(14,536)	(10,401,564)	-
Dividends and Bonuses in Paying	-	-	(508,491)	-	-	-	(508,491)	-
Banco Santander Espanha (2)	-	-	(195)	-	-	-	(195)	-
Sterrebeeck B.V. (2)	-	-	(268,406)	-	-	-	(268,406)	-
GES (2) (4)	-	-	(239,890)	-	-	-	(239,890)	-
Banco Madesant (4)	-	-	-	-	-	-	-	-
Key Management Personnel	-	-	-	-	-	-	-	-
Payables from Affiliates	(304,387)	(439,603)	(361,599)	(801,827)	(1,851,634)	(214,504)	(82,479)	(638,003)
Santander Brasil Tecnologia S.A. (3)	(4,353)	(123,564)	(4,353)	(98,967)	-	-	-	-
Banco Santander Espanha (2)	(55,949)	(56,215)	(202,787)	-	(55,949)	(56,215)	(21)	-
Santander Corretora de Seguros, Investimento e Serviços S.A	-	-	-	(39,915)	-	-	-	-
Santander Corretora de Seguros (3)	(14,566)	(40,145)	(14,751)	(558,362)	-	-	-	(558,362)
Getnet S.A. (3)	(19,019)	(4,936)	(17,573)	(7,349)	(19,019)	(4,936)	-	-
Santander Securities Services Brasil DTVM S.A. (4)	(9,061)	(15,318)	(9,373)	(12,096)	(9,061)	(15,318)	(9,373)	(12,096)
Santander Leasing (3)	(79,374)	-	(79,374)	-	-	-	-	-
Santander Tecnologia e Inovação Ltda	-	(31,533)	-	-	-	-	-	-
Santander Brasil Asset Management DTVM S.A (4)	-	-	-	-	-	-	(95)	(79)
Zurich Santander Brasil Seguros e Previdência S.A. (8)	-	-	-	-	-	-	(40,550)	-
Santander Global Technology, S.L., SOCI	(120,306)	(117,245)	(31,774)	(59,752)	(120,306)	(117,245)	(31,774)	(59,928)
Santander FI SBAC (3)	-	-	-	-	(1,627,254)	(3,577)	-	-
Others	(1,759)	(50,647)	(1,614)	(25,386)	(20,045)	(17,213)	(666)	(7,538)
Subordinated Debts	(14,621,611)	(1,606,853)	(13,119,660)	(3,251,601)	(14,621,611)	(1,606,853)	(13,119,660)	(3,251,601)
Banco Santander Espanha (2) (6)	(14,621,611)	(1,606,853)	(13,119,660)	(3,251,601)	(14,621,611)	(1,606,853)	(13,119,660)	(3,251,601)
Donations	-	(4,200)	-	(4,100)	-	(4,610)	-	(4,630)
Instituto Escola Brasil	-	-	-	-	-	-	-	-
Santander Cultural	-	-	-	-	-	-	-	-
Fundação Sudameris	-	(4,200)	-	(4,100)	-	(4,200)	-	(4,100)
Fundação Santander	-	-	-	-	-	(410)	-	(530)
Other Payables - Others	(5,957,388)	(465,762)	(6,210,051)	(557,283)	(5,972,646)	(427,232)	(672,658)	(339,605)
Banco Santander Espanha (2)	-	-	-	-	-	-	-	(1,837)
TecBan (5)	-	-	-	(94,843)	-	-	-	(94,843)
Santander Brasil Tecnologia S.A. (3)	-	(52,235)	-	(55,438)	-	-	-	-
Aquanima Brasil Ltda.(4)	-	(7,692)	-	-	-	(7,692)	-	(7,316)
Santander Securities Services Brasil DTVM S.A. (4)	-	(874)	-	(1,069)	-	(874)	-	(1,069)
Zurich Santander Brasil Seguros e Previdência S.A. (8)	(25,118)	-	(17,713)	-	(25,118)	-	(38,135)	(5,504)
Getnet S.A. (3)	(5,713,826)	(162,039)	(5,576,635)	(182,360)	(5,713,826)	(162,039)	-	-
SANTANDER GLOBAL TECHNOLOGY, S.L., SOCI	-	-	-	-	-	-	-	(3,605)
Key Management Personnel	(217,666)	(239,005)	(615,469)	(208,881)	(233,176)	(253,768)	(633,276)	(225,267)
Others	(778)	(3,917)	(234)	(14,692)	(526)	(2,859)	(1,247)	(164)
Guarantees and Limits (10)	11,076	19	11,038	11	11,076	19	11,038	11
Key Management Personnel (9)	11,076	19	11,038	11	11,076	19	11,038	11

(1) Refers to investments in foreign currency (overnight investments) with maturity on April 1, 2021 and interest of up to 0.09% p.a. maintained by Banco Santander Brasil and  Santander New York

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Espanha (Notes 1 and 30.d), through the subsidiaries GES and Sterrebeeck B.V.

(3) Direct or indirect subsidiary by Banco Santander.

(4) Direct or indirect subsidiary by Banco Santander Espanha.

(5) Jointly-controlled company – Santander Corretora de Seguros

(6) Refers to the portion acquired by the Controller from the PR Optimization Plan carried out in the first half of 2018.

(7) Corresponds to receivables related to Acquiring.

(8) Significant influence of Banco Santander Espanha.

(9) It refers to the received collateral and credit limit in personal loans to key management personnel recorded in memorandum accounts.

21.   Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 03/31/2021	01/01 to 03/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020

Asset Management	189,918	160,380	331,594	251,687
Checking Account Services	959,372	941,578	959,979	944,056
Lending Operations and Income from Guarantees Provided	287,609	265,986	378,457	363,258
Lending Operations	115,615	124,101	206,463	221,373
Income Guarantees Provided	171,994	141,885	171,994	141,885
Insurance Fees	479,162	571,331	742,953	749,233
Cards (Debit and Credit) and Acquiring Services	1,031,396	935,963	1,489,410	1,375,403
Collection	374,350	374,015	372,320	375,108
Brokerage, Custody and Placement of Securities	296,600	181,746	368,566	259,193
Others	90,153	51,276	208,697	164,346
Total	3,708,560	3,482,275	4,851,976	4,482,284

22.   Personnel Expenses

		Bank		Consolidated
	01/01 to 03/31/2021	01/01 to 03/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020

Compensation	846,795	936,951	998,914	1,058,247
Charges	348,301	354,650	409,353	414,263
Benefits	293,713	319,215	343,489	366,331
Training	9,427	14,848	10,688	16,019
Others	140	1,520	15,084	18,848
Total	1,498,376	1,627,184	1,777,528	1,873,708

23.   Other Administrative Expenses

		Bank		Consolidated
	01/01 to 03/31/2021	01/01 to 03/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020

Depreciation and Amortization	1,620,587	606,575	1,728,502	750,968
Outsourced and Specialized Services	542,592	429,549	632,702	575,619
Communications	78,435	89,666	81,819	96,070
Data Processing	733,909	659,269	670,790	666,593
Advertising, Promotions and Publicity	88,156	91,414	114,373	123,262
Rentals	198,742	203,979	200,603	208,950
Transportation and Travel	18,625	31,466	23,505	40,838
Financial System Services	89,132	74,443	107,025	92,705
Security and Money Transport	141,348	151,976	141,969	152,218
Asset Maintenance and Upkeep	71,032	62,651	76,944	69,434
Water, Electricity and Gas	47,803	54,653	49,020	55,914
Materials	13,910	13,252	17,176	15,688
Others	173,291	132,494	203,692	216,484
Total	3,817,562	2,601,387	4,048,120	3,064,743

(1) Includes goodwill amortization on investment in Getnet, recognized in the income statement in March 2021, on the occasion of the spin-off of Banco Santander and version of the spun-off portion for Getnet (see note 13.c).

24.   Other Operating Income

		Bank		Consolidated
	01/01 to 03/31/2021	01/01 to 03/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020

Net Income Pension and Capitalization	-	-	133,309	125,980
Reversal of Operating Provisions - Fiscal (Note 22.c) (1)	-	8,703	-	16,351
Monetary Adjustment of Escrow Deposits	28,355	107,623	33,408	121,787
Recoverable Taxes	4,574	84,692	8,291	94,754
Recovery of Charges and Expenses	177,116	213,659	79,783	161,492
Monetary Variation	#REF!	#REF!	#REF!	#REF!
Others (2)	550,722	1,002,472	999,661	1,361,732
Total	760,766	1,417,149	1,254,452	1,882,096

25.   Other Operating Expenses

		Bank		Consolidated
	01/01 to 03/31/2021	01/01 to 03/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020

Operating Provisions
Fiscal (Note 22.c)	20,081	-	20,721	-
Labor (Note 22.c)	331,420	254,734	342,381	260,399
Civil (Note 22.c)	128,943	63,998	157,176	108,588
Credit Cards (3)	956,773	962,376	864,165	727,942
Actuarial Losses - Pension Plan (Note 34.a)	55,957	75,391	55,614	75,379
Legal Fees and Costs	51,891	21,079	51,519	21,357
Serasa and SPC (Credit Reporting Agency)	27,765	13,254	29,908	13,899
Brokerage Fees	19,380	21,013	18,578	21,073
Commissions	267,823	162,264	570,484	525,358
Others (1)	742,081	1,152,813	1,463,873	1,626,137
Total	2,602,114	2,726,922	3,574,419	3,380,132

(1) In the quarter ended March 31, 2021 and 2020, it mainly includes monetary restatement on provisions for judicial and administrative proceedings and legal obligations, provisions for the benefit guarantee fund and other provisions.

26.   Non-Operating Income

		Bank		Consolidated
	01/01 to 03/31/2021	01/01 to 03/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020

Result on sale of Investments	-	168,588	(5)	168,588
Result on Sale of Other Assets	17,990	3,187	14,775	(285)
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	(18,445)	8,518	(13,295)	12,111
Expense on Assets Not in Use	(9,668)	(12,158)	(9,818)	(12,235)
Gains (Losses) of Capital	(1,179)	(387)	(1,245)	(396)
Other Income (Expenses)	36,333	33,698	38,773	37,036
Total	25,031	201,446	29,185	204,819

27.   Employee Benefit Plans - Post-Employment Benefits

a) Share-based compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. The members of Banco Santander 's Executive Board are eligible for these plans, in addition to the participants who were determined by the Board of Directors, whose choice will take into account seniority in the group. The members of the Board of Directors only participate in these plans when they hold positions in the Executive Board.

Program	Liquidity Type	Vesting Period	Period of Exercise/Settlement
Local	Santander Brasil Bank Shares	01/2019 to 12/2021 01/2020 to 12/2022 2019 to 2023	03/2022 and 03/2023 03/2023 and 03/2024 2022 and 2023
Global	Santander Spain Shares and Options	01/2020 to 12/2022	03/2023 and 03/2025

Program	Liquidity Type	Vesting Period	Period of Exercise/Settlement	01/01 to 03/31/2021	01/01 to 03/31/2020
Local	Santander Brasil Bank Shares	01/2019 a 12/2021 01/2020 a 12/2022 2019 a 2023	03/2022 e 03/2023 03/2023 e 03/2024 2022 e 2023	R$ 4.916.667 (*) R$ 9.440.000 (*) 841.446 SANB11	R$ 4.916.667 (*) R$ 9.440.000 (*) 841.446 SANB11
Global	Santander Spain Shares and Options	01/2020 a 12/2022	03/2023 e 03/2025	318.478 SAN 1.664.983 opções s/ SAN	318.478 SAN 1.664.983 opções s/ SAN
Balance of Plans on March 31, 2021				R$ 14.356.667 841.446 SANB11 318.478 SAN 1.664.983 opções s/ SAN	R$ 14.356.667 841.446 SANB11 318.478 SAN 1.664.983 opções s/ SAN

Our long-term programs are divided into Local and Global plans, with specific performance indicators and conditions for maintaining the participant's employment relationship until the payment date in order to be entitled to receive it.

The payment of the plans is calculated based on the percentage of achievement of the indicators applied on the reference value (target), with the Local plans paid in SANB11 units and the Global plans in shares and options of Grupo Santander (SAN).

Each participant has a reference value defined in kind, converted into SANB11 units or shares and options of Grupo Santander (SAN), usually at the price of the last 15 trading sessions of the month immediately prior to the grant of each plan. At the end of the vesting period, the resulting shares are delivered with a 1-year restriction, and this payment is still subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure excessive risks.

a.1) Impact on Income

The impacts on the result are recorded in the Personnel Expenses item, as follows:

	Bank		Consolidated
Plan	01/01 to 03/31/2021	01/01 to 03/31/2020	01/01 to 03/31/2021	01/01 to 03/31/2020
Local	4,326	208	4,845	458
Global	952	865	952	846

b.2) Variable Remuneration Referenced to Shares

In the long-term incentive plan (deferral), the requirements for payment of future deferred installments of variable remuneration are determined, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations. of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded in the Personnel Expenses item, as follows:

			Bank		Consolidated
Program	Participant	Liquidity Type	01/01 a 03/31/2021	01/01 a 03/31/2020	01/01 a 03/31/2021	01/01 a 03/31/2020
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	14,384	4,851	14,212	3,453
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	2,706	1,263	2,789	1,256

28.   Risk Management, Capital and Sensitivity Analysis

a) Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management. It has specialized management structure for each risks listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, attending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability.

The fundamental principles that rule the risk governance model are:

•     All employees are responsible for the management of risk;

•     Senior Management Engagement;

•     Independence of risk control and management functions;

•     Comprehensive approach to management and control of risks;

•     Risk management and control must be based on timely, accurate and sufficiently granular management information.

A. Credit Risk

The credit risk management is based in monitoring of credit portfolio and new credit operation indicators. Considering the economic scenario, profitability and defaults projections are estimated under control of appetite for risk. These projections are the basis for a redefinition of credit policies, which affect both the credit evaluation for a specific customer as customers with similar profile.

Another relevant aspect is the preventive management of credit, which is fundamental in maintaining the quality of Banco Santander's portfolio. The monitoring of the customer portfolio is a daily routine of the entire commercial area, with the support of the central areas.

In this challenging scenario imposed by the COVID-19 pandemic, the portfolio and customers were monitored very carefully. In an attempt to mitigate major impacts of liquidity on companies and provide the necessary financial support to assist all sectors of the economy, all new productions and extensions were analyzed in order to meet the needs of customers, always maintaining the established risk classification criteria and governance for approval of new operations.

To measure the quality of a client’s or facility’s credit, the Bank uses its own models score/rating, made by Metodology and independent Validation areas.

On credit restructuring and recovery the Bank uses specific collection teams, which may be:

• Internal teams specializing in with direct action against defaulting clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy (only credit rights), but the Santander may maintain relationships and transactional means with assigned clients.

Besides, the bank constitutes provision in accordance with the current legislation of Bacen and National Monetary System (Note 8.e).

B. Market Risk Management

The management of the market risk consists on developing, measuring and monitoring the use of limits previously approved in internal committees, relevant to the value at risk of the portfolios, the sensitivities arising from variation in market data (interest rates, indices, prices, exchange rates, etc.), liquidity gaps, among others, which might affect the positions of Banco Santander's portfolios in the various markets where it operates.

C. Operational Risk and Internal Controls

Santander's operational risk management model is based on best practices and its premise is to evaluate, monitor, control, implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and adopting the definition of the Basel Committee and Central Bank of Brazil for operational risks. Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to support the adequate management of operational risk.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and SarbanesOxley - SOX (Security Exchange Commission).

D. Bank´s business is highly dependent on the proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

E. Compliance and Reputacional Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, advisory, risk assessment and corporate communication of standards and regulations to be applied to each businesses area of the Banco Santander.

F. Unit for the Anti Money Laundering (AML) and Coutering of Financing of Terrorism (CFT)

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the Bank's Know Your Customer guidelines, establishing policies, procedures, monitoring and culture related to the subject. Moreover analyzing the AML/CFT risks in the products and services monitoring the product´s risk and transactions carried out.

G. Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social-environmental practices used in business and stakeholder relations. These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. In other to mitigate operational, capital, credit and reputational risk. Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects.

The commitments assumed in the PRSA are detailed in others Bank policies, such as, the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social-Environmental Risk Policies, besides that the Private Social Investment Policy, which aims to guide the strategy of this topic and present guidelines for social programs that strengthen this strategy.

H. Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in the capital management;

• Ensure that the capital metric limits established in management, risk appetite and the Risk Profile Assessment (RPA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Management actively participates in the management and is regularly informed about the behavior of the capital metrics.

At Banco Santander, there is an Executive Vice-President responsible for capital management appointed by the Board of Directors; in addition, there are institutional capital policies, which act as guidelines for capital management, control and reporting (thus fulfilling all the requirements defined in CMN Resolution No. 4,557 / 2017).

For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.ri.santander.com.br/

b) Operational Limits

As established in CMN Resolutions No. 4,193 / 2013 and No. 4,783 / 2020, for 2020 the PR requirement was 10.25%, including 8.00% of Minimum Reference Equity plus 1.25% of Additional Capital Conservation and 1.00% Systemic Additional. PR Level I was 8.25% and Minimum Minimum Capital was 6.75%.

For March, the requirements remain unchanged, but over the course of 2021 the Additional Capital Conservation will undergo two increases, going to 1.625% from April and to 2.00% from October. Thus, at the end of the year 2021, the PR requirement will be 11.00%, considering 8.00% of the Minimum Equity of Reference plus 2.00% of Additional Capital Conservation and 1.00% of Additional Systemic. The PR Level I and Minimum Principal Capital requirements will be 9.00% and 7.50%, respectively.

Continuing the adoption of the rules established by CMN Resolution No. 4,192 / 2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280 / 2013, came into force.

The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

	03/31/2020	12/31/2020
Tier I Regulatory Capital	80,059,065	77,571,525
Principal Capital	72,732,347	71,006,316
Supplementary Capital (Note 16)	7,326,718	6,565,209
Tier II Regulatory Capital (Note 16)	7,294,893	6,554,451
Regulatory Capital (Tier I and II)	87,353,958	84,125,976
Credit Risk (1)	500,591,117	478,303,523
Market Risk (2)	20,199,697	15,846,255
Operational Risk	54,851,805	57,419,401
Total RWA (3)	575,642,618	551,569,179
Basel I Ratio	13,91	14,06
Basel Principal Capital	12,63	12,87
Basel Regulatory Capital	15,18	15,25

(1) The credit risk exposures subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, of March 4, 2013 and their subsequent complementations through the wording of Circular Bacen 3,174 of August 20, 2014 and Circular Bacen 3,770 of October 29, 2015.

(2) Includes installments for market risk exposures subject to variations in the rates of foreign currency coupons (RWAjur2), price indices (RWAjur3) and interest rate (RWAjur1 / RWAjur4), in the price of commodities (RWAcomur) ), the price of shares classified in the trading portfolio (RWAacs) and installments for exposure of gold, foreign currency and operations subject to exchange variation (RWAcam).

(3) Risk Weighted Assets or risk-weighted asset.

Banco Santander publishes the Risk Management Report on a quarterly basis with information on risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with more details of the premises, structure and methodologies can be found at www.santander.com.br/ri.

Financial institutions are obliged to maintain the application of resources in permanent assets in accordance with the level of adjusted Reference Equity. The resources invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted according to the regulations in force. Banco Santander is within the established requirements.

c) Financial Instruments - Sensitivity Analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and international good practices.

Financial instruments are segregated into the trading and banking portfolios, as carried out in the management of market risk exposure, in accordance with the best market practices and with the classification criteria for operations and capital management of the Basen Standardized Basel Method. The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, maintained with the intention of trading. The banking portfolio consists of structural operations arising from the different business lines of Banco Santander and their possible hedges. Accordingly, according to the nature of Banco Santander activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander performs the sensitivity analysis of financial instruments in accordance with CVM Instruction nº. 475/2008, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize the sensitivity values generated by the corporate systems of Banco Santander, referring to the trading portfolio and the banking portfolio, for each of the scenarios of the portfolios of March 31, 2021.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(22,988)	(450,588)	(901,176)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(726)	(8,368)	(16,736)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(4,360)	(18,050)	(36,100)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(16)	(5,049)	(10,097)
Foreign Currency	Exposures subject to Foreign Exchange	(8)	(189)	(377)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(36)	(1,243)	(2,485)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(36,890)	(360,842)	(721,685)
Shares and Indexes	Exposures subject to Change in Shares Price	(834)	(20,853)	(41,705)
Commodities	Exposures subject to Change in Commodity Price	(734)	(18,338)	(36,676)
Total (1)		(66,592)	(883,520)	(1,767,037)

(1) Amounts net of tax effects.

Scenario 1: shock of + 10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(49,384)	(510,424)	(1,218,496)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(20,813)	(182,738)	(218,219)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(15,599)	(295,271)	(658,963)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(9,199)	(49,523)	(96,124)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(5,392)	(6,349)	(12,761)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(34,738)	(89,456)	(184,367)
Foreign Currency	Exposures subject to Foreign Exchange	(113)	(2,836)	(5,672)
Total (1)		(135,238)	(1,136,597)	(2,394,602)

(1) Amounts net of tax effects.

Scenario 1: shock of + 10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

29.   Other information

a) Co-obligations and risks in guarantees provided to customers, recorded in memorandum accounts, reached the amount of R$ 48,253,037 (12/31/2020 - R$ 46,471,443) in the Bank and R$ 48,253,037 (12/31/2020 - R$ 46,471,443) in the Consolidated.

b) The total value of investment funds and assets under management of the Santander Conglomerate is R$ 2,806,630 (12/31/2020 - R$ 2,716,477) and the total of investment funds and assets under management is R$ 195,356 .797 (12/31/2020 - R$ 191,873,169) recorded in memorandum accounts.

c) Insurance in force on March 31, 2021, corresponding to coverage of fires, natural disasters and other risks related to real estate, has a coverage value of R $ 9,051,568 (12/31/2020 - 392,189) at the Bank and at the Consolidated. In addition, at the Bank and the Consolidated on March 31, 2021, there are other policies in force to cover risks related to fraud, civil liability and other assets in the amount of R$ 1,427,608 (12/31/2020 - R$ 8,674,721) .

d) Between March 31, 2021 and March 31, 2020, there were no linked asset transactions and obligations for linked asset transactions.

e) Obligations Clearing and Settlement Agreements - CMN Resolution 3,263 / 2005 - Banco Santander has an agreement for clearing and settling obligations within the scope of the National Financial System (SFN), signed with individuals and legal entities that are members of SFN or not, resulting in greater guarantee of financial settlement, with the parties that have this type of agreement. These agreements establish that the payment obligations to Banco Santander, arising from credit and derivative transactions, in the event of default by the counterparty, will be offset against the payment obligations of Banco Santander to the counterparty.

f) Other Commitments - Banco Santander has two types of rental agreements: cancellable and non-cancellable. Cancellables are properties, mainly used as branches, based on a standard contract, which can be canceled at will and includes the right to renew option and readjustment clauses, framed in the operating lease concept. The total of future minimum payments for non-cancellable operating leases is shown below:

	31/03/2021	12/31/2020
Up to 1 Year	725,853	670,619
Between1 to 5 Years	1,727,883	1,607,995
More than 5 Years	167,511	171,420
Total	2,621,247	2,450,034

Additionally, Banco Santander has contracts with an indefinite term, in the amount of R$ 1,146 (12/31/2020 - R$ 880) corresponding to the monthly rent of contracts with this characteristic. Operating lease payments, recognized as expenses in the first quarter of 2021, amounted to R$ 370,916 (2020 - R$ 358,656).

The rental contracts will be readjusted annually, according to the legislation in force, and the highest percentage is according to the variation of the General Market Price Index (IGPM). The lessee is guaranteed the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and legislation in force. Market Value of Financial Assets and Liabilities

g) Market value of assets and liabilities - Banco Santander classifies measurements at market value using the market value hierarchy that reflects the model used in the measurement process, and is in accordance with the following hierarchical levels:

Level 1: Determined based on public price quotations (unadjusted) in active markets for identical assets and liabilities, include government bonds, stocks and listed derivatives. Highly liquid securities with observable prices in an active market are classified at level 1. Most Brazilian Government Securities (mainly LTN, LFT, NTN-B and NTN-F), listed on the stock exchange, were classified at this level. and other securities traded on the active market. Derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: It is the derivatives of data other than quoted prices included in Level 1 that are observable for the asset or liability, directly (as prices) or indirectly (derived from prices). When price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same or similar instruments or can be measured using an evaluation technique in which the variables used include only observable market data, especially interest rates. These bonds and securities are classified at level 2 of the fair value hierarchy and are mainly composed of Government Bonds (repo, Cancelable LCI and NTN) in a less liquid market than those classified at level 1. For over-the-counter derivatives, for the valuation of financial instruments (basically swaps and options), observable market data such as exchange rates, interest rates, volatility, correlation between indices and market liquidity are normally used. In the pricing of the mentioned financial instruments, the Black-Scholes model methodology (exchange rate options, interest rate index options, caps and floors) and the present value method (discount of future values by curves) are used. market).

Level 3: They are derived from valuation techniques that include data for assets or liabilities that are not based on observable market variables (unobservable data). When there is information that is not based on observable market data, Banco Santander uses models developed internally, in order to properly measure the fair value of these instruments. At level 3, low liquidity instruments are mainly classified. Derivatives that are not traded on the stock exchange and that do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

In Thousands of Brazilian Real				2021
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	79,628,721	79,628,721	16,954,881	56,776,517	45,897,323
Securities and Debt Instruments	233,739,352	234,899,576	183,544,955	14,534,515	36,820,106
Derivatives Financial Instruments	30,645,788	30,645,788	-	30,010,797	634,991
Lending Operations	351,861,843	349,124,494	-	-	349,124,494
Total	695,875,704	694,298,579	200,499,836	101,321,829	392,476,914

In Thousands of Brazilian Real				2020
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	69,698,253	69,698,253	-	62,601,986	7,096,267
Securities and Debt Instruments	233,248,338	234,844,495	135,118,884	65,394,153	34,331,458
Derivatives Financial Instruments	32,840,075	32,840,075	-	32,258,845	581,230
Lending Operations	338,110,717	341,503,600	-	-	341,503,600
Total	673,897,383	678,886,423	135,118,884	160,254,984	383,512,555

The following is a comparison of the carrying amounts of the Bank's financial liabilities measured at a value other than the market value and their respective market values as of March 31, 2021 and 2020:

In Thousands of Brazilian Real				2021
		Maket Value
Liabilities	Carrying Amount		1	2	3

Deposits	383,440,815	383,416,370	-	-	383,416,370
Money Market Funding	165,423,361	165,418,452	-	165,418,452	-
Borrowings and Onlendings	83,832,879	83,832,879	-	-	83,832,879
Funds from Acceptance and Issuance of Securities	70,726,446	70,297,737	-	-	70,297,737
Derivatives Financial Instruments	34,077,347	34,077,347	-	33,390,508	686,839
Debt Instruments Eligible to Compose Capital	14,621,611	14,621,611	-	-	14,621,611
Total	752,122,459	751,664,396	-	198,808,960	552,855,436

In Thousands of Brazilian Real				2020
		Maket Value
Liabilities	Carrying Amount		1	2	3

Deposits	390,051,798	390,093,916	-	-	390,093,916
Money Market Funding	154,997,017	154,994,486	-	154,994,486	-
Borrowings and Onlendings	67,759,950	67,759,950	-	-	67,759,950
Funds from Acceptance and Issuance of Securities	70,627,767	71,017,560	-	-	71,017,560
Derivatives Financial Instruments	36,269,465	36,269,465	-	35,642,321	627,144
Debt Instruments Eligible to Compose Capital	13,119,660	13,119,660	-	-	13,119,660
Total	732,825,657	733,255,037	-	190,636,807	542,618,230

Management revisited the criteria assigned to classify the level of assets measured at market value, presented exclusively for disclosure purposes and verified the need for changes between level 3 and level 1 and from level 2 to level 1 in view of the observable Marketplace.

h) Recurring / non-recurring results

						Bank
		2021				2020
	Recurring Income	Non-recurring Income	01/01 to 03/31/2021	Recurring Income	Non-recurring Income	01/01 to 03/31/2020
Income Related to Financial Operations	35,554,559	-	35,554,559	48,959,478	-	48,959,478
Expenses on Financial Operations	(29,174,884)	-	(29,174,884)	(54,681,130)	-	(54,681,130)
Gross Income Related to Financial Operations	6,379,675	-	6,379,675	(5,721,652)	-	(5,721,652)
Other Operating Revenues (Expenses) (1)	(1,955,366)	(1,031,615)	(2,986,981)	(1,263,680)	(127,860)	(1,391,540)
Operating Income	4,424,309	(1,031,615)	3,392,694	(6,985,332)	(127,860)	(7,113,192)

Non-Operating Income	25,031	-	25,031	201,446	-	201,446

Income Before Taxes on Income and Profit Sharing	4,449,340	(1,031,615)	3,417,725	(6,783,886)	(127,860)	(6,911,746)
Income Tax and Social Contribution (2)	128,879	(140,933)	(12,054)	11,100,517	37,273	11,137,790
Profit Sharing	(429,095)	-	(429,095)	(437,504)	-	(437,504)
Net Income	4,149,124	(1,172,548)	2,976,576	3,879,127	(90,587)	3,788,540

						Consolidated
			2021			2020
	Recurring Income	Non-recurring Income	01/01 to 03/31/2021	Recurring Income	Non-recurring Income	01/01 to 03/31/2020
Income Related to Financial Operations	37,756,910	-	37,756,910	51,691,916	-	51,691,916
Expenses on Financial Operations	(29,816,689)	-	(29,816,689)	(55,734,144)	-	(55,734,144)
Gross Income Related to Financial Operations	7,940,221	-	7,940,221	(4,042,228)	-	(4,042,228)
Other Operating Revenues (Expenses) (1)	(3,004,000)	(1,031,615)	(4,035,615)	(2,345,129)	(127,860)	(2,472,989)
Operating Income	4,936,221	(1,031,615)	3,904,606	(6,387,357)	(127,860)	(6,515,217)

Non-Operating Income	29,185	-	29,185	204,819	-	204,819

Income Before Taxes on Income and Profit Sharing	4,965,406	(1,031,615)	3,933,791	(6,182,538)	(127,860)	(6,310,398)
Income Tax and Social Contribution (2)	(479.450)	(140,933)	(620,383)	10,569,146	37,273	10,606,419
Profit Sharing	(471,886)	-	(471,886)	(479,097)	-	(479,097)
Non-Controlling Interest	(25,258)	-	(25,258)	(42,921)	-	(49,921)
Net Income	3,988,812	(1,172,548)	2,816,264	3,864,590	(90,587)	3,774,003

(1) Amortization of investment goodwill recognized as Other Operating Expenses in the amount before taxes of R$ 1,031,615 (2020 - R$ 127,860) in the Bank and in the Consolidated, with a net impact of taxes of R$ 1.008.815 (2020 - R$ 90,587).

(2) Write-off of tax loss resulting from GetNet's spun-off shareholders' equity (See note 13.c.i) in the amount of R$ 163,732, and tax effect on the amortization of goodwill on investment, in the amount of R$ 22,799.

30.   Subsequent Event

a)     Dividend Resolution

The Board of Directors, in a meeting held on April 17, 2021, approved the Executive Board's proposal, ad referendum of the Annual General Meeting, to be held in 2022, for the distribution of (i)  interim dividends, in the amount of R$2.800.000.000 (two billion and eight hundred million reais calculated based on the balance sheet of March 31, 2021; and ii) interim dividends, in the amount of R$200.000.000,00 (two hundred million reais) from the Dividend Equalizatoin Reserve of the Company based on the balance sheet of December 31, 2020, for a  total amount od Dividends of R$3.000.000.000,00 (three billion reais). The Dividends approved will be paid as of June 2nd, 2021 and fully considered within the amount of mandatory dividends to be distributed by the Company for year 2021.

Composition of Management Bodies

Administrative Council

Álvaro Antônio Cardoso de Souza – President

Sérgio Agapito Lires Rial - Vice-President

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Counselor

José de Paiva Ferreira – Counselor

José Maria Nus Badía – Counselor

Marília Artimonte Rocca - Counselor (independent)

Pedro Augusto de Melo - Counselor (independent)

Audit Committee

Deborah Stern Vieitas - Coordinator

Luiz Carlos Nannini - Qualified Technical Member

Maria Elena Cardoso Figueira - Member

René Luiz Grande - Member

Risk and Compliance Committee

Pedro Augusto de Melo - Coordinator

Álvaro Antonio Cardoso de Souza - Member

José de Paiva Ferreira - Member

Virginie Genès-Petronilho - Member

Sustainability Committee

Marilia Artimonte Rocca - Coordinator

Carlos Aguiar Neto - Member

Carlos Rey de Vicente - Member

Mario Roberto Opice Leão - Member

Tarcila Reis Corrêa Ursini - Member

Nomination and Governance Committee

Álvaro Antonio Cardoso de Souza - Member

Deborah Patricia Wright - Member

Luiz Fernando Sanzogo Giogi - Member

Compensation Committee

Deborah Patricia Wright - Coordinator

Álvaro Antonio Cardoso de Souza - Member

Luiz Fernando Sanzogo Giogi - Member

Fiscal Council

João Guilherme de Andrade So Consiglio - Effective Member (President)

Antonio Melchiades Baldisera - Effective member

Louise Barsi - Effective Member

Manoel Marcos Madureira - Substitute

Luciano Faleiros Paolucci - Substitute

Valmir Pedro Rossi – Substitute

*The Fiscal Council was installed at the Annual and Extraordinary Shareholders' Meetings held on April 30, 2020, and the members were approved by the Central Bank of Brazil on July 10, 2020, the date on which they took office in their respective positions, with a mandate until the 2021 Annual General Meeting.

Executive Board

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

PatríciaSoutoAudi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Accountant

Gilberto Cabeleira Alves – CRC Nº PR040031/ O-7

Declaration of directors on the financial statements

For the purposes of complying with the provisions of article 25, paragraph 1, item VI, of the Securities Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they discussed, reviewed and agreed with the Financial Statements prepared by Banco Santander´s BRGAAP criteria, for the year ended March 31, 2021, and the documents that comprise them, being: Management Report, balance sheets, statement results, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law), the rules of the National Monetary Council, of the Central Bank of Brazil according to the model of Plan C of the National Financial System Institutions (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on March 31, 2021:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

PatríciaSoutoAudi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Directors' Statement on Independent Auditors

For the purposes of complying with the provisions of article 25, paragraph 1, item V, of the Securities and Exchange Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they have discussed, reviewed and agreed with the Financial Statements by the Banco Santander BRGAAP criterion, which includes the Independent Auditors' Report, related to the Financial Statements by Banco Santander BRGAAP criterion, for the period ended March 31, 2021 , and the documents that comprise them, being: Performance Comments, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law) tions), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan of the Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on March 31, 2021:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

PatríciaSoutoAudi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Fiscal Council Report

The members of the Fiscal Council, in the quarter of their legal and statutory attributions, examined the Management Report and Financial Statements of Banco Santander (Brasil) SA, referring to the first quarter of 2021, and conclude, based on the examinations carried out, in the clarifications provided by the Management, considering also the opinion without reservation of PwC Auditores Independentes, that the mentioned pieces, examined in the light of the accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Central Bank of Brazil, independently reflect the equity situation Bank's financial and financial resources.

São Paulo, April 27, 2021.

FISCAL COUNCIL

João Guilherme de Andrade So Consiglio – President

Antônio Melchiades Baldisera

Louise Barsi

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 27, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer